FILE NO. 333-30614
                                                               FILE NO. 811-3341



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
Pre-Effective Amendment No. 1                                                [X]
Post-Effective Amendment No.                                                 [ ]


                                     and/or


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [X]
Amendment No. 1                                                              [X]



                        RELIASTAR SELECT VARIABLE ACCOUNT
             (Exact Name of Registrant as Specified in its Charter)


                        RELIASTAR LIFE INSURANCE COMPANY
                               (Name of Depositor)

            20 Washington Avenue South, Minneapolis, Minnesota 55401 (Address of Depositor's Principal Executive Offices) (Zip Code)


        Depositor's Telephone Number, including Area Code: (612) 372-5597


                                Stewart D. Gregg
                        ReliaStar Life Insurance Company
                           20 Washington Avenue South
                          Minneapolis, Minnesota 55401
                     (Name and Address of Agent of Service)

                  Approximate date of proposed Public Offering:
   As soon as practicable after the Registration Statement becomes effective.

              It is proposed that this filing will become effective
                            (check appropriate space)

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[ ] on (date) pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a) of Rule 485
[ ] on (date) pursuant to paragraph (a) of Rule 485.

If appropriate, check the following box:
[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered: Variable annuity contracts issued by a registered separate account.

                        RELIASTAR SELECT VARIABLE ACCOUNT

                  CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)

  FORM N-4
 ITEM NUMBER    PART A HEADING IN PROSPECTUS
 -----------    ----------------------------

      1         Cover Page
      2         Definitions
      3         Summary of Contract Expenses
      4         Performance Information and Condensed Financial
                Information
      5         ReliaStar Life; The Variable Account; Investments of
                the Variable Account
      6         Charges Made by ReliaStar Life
      7         The Contracts
      8         Annuity Provisions
      9         The Contracts
      10        The Contracts
      11        The Contracts
      11        Federal Tax Status
      13        Legal Proceedings
      14        Statement of Additional Information Table of Contents

                PART B HEADING IN STATEMENT OF ADDITIONAL INFORMATION
                -----------------------------------------------------
      15        Cover Page
      16        Table of Contents
      17        Introduction
      18        Administration of the Contracts
      19        Distribution of the Contracts
      20        Distribution of the Contracts
      21        Calculation of Yield and Return
      22        Annuity Provisions (In Prospectus)
      23        Financial Statements

                PART C HEADINGS
                ---------------
      24        Financial Statements and Exhibits
      25        Directors and Officers of the Depositor
      26        Persons Controlled by or Under Common Control with
                the Depositor or Registrant
      27        Number of Contract Owners
      28        Indemnification
      29        Principal Underwriters
      30        Location of Accounts and Records
      31        Not Applicable
      32        Undertakings

                                                                    JUNE 5, 2000


                                [LOGO] RELIASTAR

                          ADVANTAGE SE VARIABLE ANNUITY
              INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS
                                    ISSUED BY
                    THE RELIASTAR SELECT VARIABLE ACCOUNT OF
                        RELIASTAR LIFE INSURANCE COMPANY


PROFILE OF OUR INDIVIDUAL FIXED AND VARIABLE ANNUITY CONTRACT

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT FEATURES OF THE CONTRACT THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING IT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.

1. THE ANNUITY CONTRACT: The fixed and variable annuity contract we are offering is a contract between you, the owner, and us, ReliaStar Life Insurance Company ("ReliaStar Life"). It provides a means for selecting one or more investment funds ("Investment Option" or "Funds") on a tax-deferred basis. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.


     A credit will be allocated to your account value at the same time that we allocate your purchase payment. The amount of the credit is equal to 4% of each purchase payment. This amount will be applied to each purchase payment received for at least the first two Contract Years. After the second Contract Year, the amount of the credit, and the determination of whether to pay a credit, will be in the discretion of ReliaStar Life. Credits are allocated to the same investment options based on the same percentages used to allocate your purchase payments. The credit is subject to recovery by us in certain limited circumstances. The charges and expenses assessed in connection with the Contract may be higher in certain instances than for contracts without a credit feature.

     Through the Variable Account, the Contract offers up to 34 investment options. The returns on these investment options are not guaranteed and possibly you can lose money. Currently, there is a $25 charge for each transfer in excess of 24 transfers per Contract Year.

     The Contract also offers a Fixed Account. This Fixed Account has an interest rate that is set periodically by ReliaStar Life. While your money is in the Fixed Account, the interest you earn and your principal is guaranteed by ReliaStar Life.


     The Contract has two phases: the accumulation phase and the income or payout phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are not taxed as income until you make a withdrawal. The amounts accumulated during the accumulation phase will determine the amount of annuity payments. The income phase occurs when you begin receiving regular annuity payments from your contract on the annuity commencement date.

2. ANNUITY PAYMENTS (THE INCOME PHASE): If you want to receive regular income from your annuity, you can choose one of three options: (1) monthly payments for your life (assuming you are the annuitant); (2) monthly payments for your life, but with payments continuing to the beneficiary for 10 or 20 years (as you select) if you die before the end of the selected period; and (3) monthly payments for your life and for the life of another person (usually your spouse) selected by you. Once you begin receiving regular annuity payments, you cannot change your payment plan.

     During the income phase, you have the same investment options you had during the accumulation phase. You can choose to have annuity payments come from the Fixed Account, the Variable Account or both. If you choose to have any part of your annuity payments come from the Variable Account, the dollar amount of your annuity payments may go up or down.


3. PURCHASE: The minimum amount ReliaStar Life will accept as an initial purchase payment is $10,000. ReliaStar Life may choose not to accept any subsequent purchase payment if it is less than $1,000. ReliaStar Life may choose not to accept any subsequent purchase payments if the additional payments, when added to the Contract Value at the next Valuation Date, would exceed $1 million.

4. INVESTMENT OPTIONS: You can put your money in up to 34 investment options which are described in the prospectuses for the Funds.

                                                                      FIDELITY VARIABLE INSURANCE
 AIM VARIABLE INSURANCE FUNDS     THE ALGER AMERICAN FUND                    PRODUCTS FUND
------------------------------   -------------------------           -----------------------------
AIM V.I. Dent                    Alger American                      VIP Equity-Income
 Demographic Trends               Growth Portfolio                    Portfolio --
 Fund                            Alger American                       Service Class 2
                                  Leveraged AllCap                   VIP Growth Portfolio --
                                  Portfolio                           Service Class 2
                                 Alger American                      VIP High Income
                                  MidCap Growth                       Portfolio --
                                  Portfolio                           Service Class 2
                                 Alger American                      VIP Money Market
                                  Small Capitalization                Portfolio -- Initial
                                  Portfolio                           Class


 FIDELITY VARIABLE INSURANCE                                          NEUBERGER BERMAN ADVISERS
       PRODUCTS FUND II            JANUS ASPEN SERIES                     MANAGEMENT TRUST
-----------------------------    ----------------------              ---------------------------
VIP II Contrafund(R)             Aggressive Growth                   Limited Maturity Bond
 Portfolio --                     Portfolio --                        Portfolio
 Service Class 2                  Service Shares                     Partners Portfolio
VIP II Index 500                 Growth Portfolio --                 Socially Responsive
 Portfolio -- Initial             Service Shares                      Portfolio
 Class                           International Growth
VIP II Investment Grade           Portfolio --
 Bond Portfolio --                Service Shares
 Initial Class                   Worldwide Growth
                                  Portfolio --
                                  Service Shares


  OCC ACCUMULATION TRUST          PILGRIM VARIABLE PRODUCTS TRUST     PUTNAM VARIABLE TRUST
-------------------------        ---------------------------------   -----------------------
Equity Portfolio                 Growth Opportunities                Putnam VT Growth and
Global Equity Portfolio           Portfolio                           Income Fund --
Managed Portfolio                Growth + Value                       Class IB Shares
Small Cap Portfolio               Portfolio                          Putnam VT New
                                 High Yield Bond                      Opportunities Fund --
                                  Portfolio                           Class IB Shares
                                 International Value                 Putnam VT Voyager
                                  Portfolio                           Fund -- Class IB
                                 MagnaCap Portfolio                   Shares
                                 MidCap Opportunities
                                  Portfolio
                                 Research Enhanced Index
                                  Portfolio
                                 SmallCap Opportunities
                                  Portfolio


Depending upon market conditions, you can make or lose money in any of these Funds.

5. EXPENSES: The Contract has insurance features and investment features, and there are costs related to each.

     Each year ReliaStar Life deducts a $30 contract maintenance charge from your Contract. ReliaStar Life reserves the right to waive this Annual Contract Charge where the cumulative purchase payments, less any cumulative partial surrenders, exceed $50,000. We also deduct for insurance and administrative charges which annually total 1.40% of the average daily value of your Contract allocated to the investment portfolios.


     There are also investment fund annual expenses which range from 0.27% to 1.53% of the average daily value of the investment fund depending upon the investment option which you select.

     If you take your money out, we may assess a withdrawal charge. This charge is equal to a maximum of 8% in payment years 1, 2, and 3 and reduces to 0 after payment year 9. We may also assess a state premium tax charge which ranges from 0% to 3.5% depending upon the state.

     The following chart is designed to help you understand the expenses in the Contract. The column "Total Annual Expenses" shows the total of the $30 contract maintenance charge (which is represented as .06% below), the 1.40% insurance charges assessed on the Contracts, and the investment expenses and any applicable 12b-1 fee for each investment portfolio. The next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract, and the Contract earns 5% annually, and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Expenses are assessed as well as the withdrawal charges. For year 10, the example shows the aggregate of all the annual expenses assessed for the 10 years, but there is no withdrawal charge. The examples do not assume the addition of any credit. The premium tax is assumed to be 0% in both examples.

                                                                                                                    EXAMPLES:
                                                                                                                  TOTAL ANNUAL
                                                                                                               EXPENSES AT END OF:
                                                           TOTAL ANNUAL         TOTAL ANNUAL                   -------------------
                                                           INSURANCE AND     PORTFOLIO EXPENSES  TOTAL ANNUAL     (1)       (2)
INVESTMENT FUNDS                                       DISTRIBUTION CHARGES    AND 12b-1 FEES      EXPENSES     1 YEAR   10 YEARS
----------------                                       --------------------  ------------------  ------------  -------- ----------
AIM VARIABLE INSURANCE FUNDS:
 AIM V.I. Dent Demographic Trends Fund ..............          1.46%                1.40%            2.86%      $106      $365
THE ALGER AMERICAN FUND:
 Alger American Growth Portfolio ....................          1.46%                0.79%            2.25%      $100      $308
 Alger American Leveraged AllCap Portfolio ..........          1.46%                0.93%            2.39%      $101      $321
 Alger American MidCap Growth Portfolio .............          1.46%                0.85%            2.31%      $100      $314
 Alger American Small Capitalization Portfolio ......          1.46%                0.90%            2.36%      $101      $319
FIDELITY VARIABLE INSURANCE PRODUCTS FUND:
 VIP Equity-Income Portfolio -- Service Class 2 .....          1.46%                0.83%            2.29%      $100      $312
 VIP Growth Portfolio -- Service Class 2 ............          1.46%                0.93%            2.39%      $101      $321
 VIP High Income Portfolio -- Service Class 2 .......          1.46%                0.95%            2.41%      $101      $323
 VIP Money Market Portfolio -- Initial Class ........          1.46%                0.27%            1.73%      $ 95      $256
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II:
 VIP II Contrafund(R) Portfolio -- Service Class 2...          1.46%                0.95%            2.41%      $101      $323
 VIP II Index 500 Portfolio -- Initial Class ........          1.46%                0.28%            1.74%      $ 95      $257
 VIP II Investment Grade Bond Portfolio --
  Initial Class .....................................          1.46%                0.54%            2.00%      $ 97      $284
JANUS ASPEN SERIES:
 Aggressive Growth Portfolio -- Service Shares ......          1.46%                0.92%            2.38%      $101      $320
 Growth Portfolio -- Service Shares .................          1.46%                0.92%            2.38%      $101      $320
 International Growth Portfolio -- Service Shares              1.46%                1.01%            2.47%      $102      $329
 Worldwide Growth Portfolio -- Service Shares .......          1.46%                0.95%            2.41%      $101      $323
NEUBERGER BERMAN ADVISERS
 MANAGEMENT TRUST:
 Limited Maturity Bond Portfolio ....................          1.46%                0.76%            2.22%      $100      $305
 Partners Portfolio .................................          1.46%                0.87%            2.33%      $101      $316
 Socially Responsive Portfolio ......................          1.46%                1.53%            2.99%      $107      $377
OCC ACCUMULATION TRUST:
 Equity Portfolio ...................................          1.46%                0.91%            2.37%      $101      $319
 Global Equity Portfolio ............................          1.46%                1.10%            2.56%      $103      $337
 Managed Portfolio ..................................          1.46%                0.83%            2.29%      $100      $312
 Small Cap Portfolio ................................          1.46%                0.89%            2.35%      $101      $318
PILGRIM VARIABLE PRODUCTS TRUST:
 Growth Opportunities Portfolio .....................          1.46%                0.90%            2.36%      $101      $319
 Growth + Value Portfolio ...........................          1.46%                0.80%            2.26%      $100      $309
 High Yield Bond Portfolio ..........................          1.46%                0.80%            2.26%      $100      $309
 International Value Portfolio ......................          1.46%                1.00%            2.46%      $102      $328
 MagnaCap Portfolio .................................          1.46%                0.90%            2.36%      $101      $319
 MidCap Opportunities Portfolio .....................          1.46%                0.90%            2.36%      $101      $319
 Research Enhanced Index Portfolio ..................          1.46%                0.89%            2.35%      $101      $318
 SmallCap Opportunities Portfolio ...................          1.46%                0.90%            2.36%      $101      $319
PUTNAM VARIABLE TRUST:
 Putnam VT Growth and Income Fund --
  Class IB Shares ...................................          1.46%                0.65%            2.11%      $ 98      $294
 Putnam VT New Opportunities Fund --
  Class IB Shares ...................................          1.46%                0.74%            2.20%      $ 99      $303
 Putnam VT Voyager Fund -- Class IB Shares ..........          1.46%                0.72%            2.18%      $ 99      $301


     Certain of the portfolios are subject to fee waiver or reimbursement arrangements. The charges listed above reflect any expense reimbursement or fee waiver. For more detailed information, see Summary of Contract Expenses in the Prospectus for the Contract.

6. TAXES: Your earnings are not taxed until you take them out. If you withdraw money, earnings may come out first and will be taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the amount treated as taxable income. Annuity payments during the income phase may be considered partly a return of your original investment, in which case that part of each payment is not taxable as income.


7. ACCESS TO YOUR MONEY: You can take money out at any time during the accumulation phase. After the first year, you can take up to 10% of your total purchase payments each year without charge from us. Withdrawals in excess of that will be charged a maximum of 8% in payment years 1, 2, and 3 which reduces to 0 after payment year 9. After we have a payment for 9 years, there is no charge for withdrawals for those payments. Each purchase payment you add to your Contract has its own 9 year withdrawal charge period. You may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE: The value of the Contract will vary up or down depending upon the investment performance of the investment fund you choose. The following chart shows total returns through December 31, 1999, for each investment fund for the time periods shown. This chart reports performance returns only for periods where the Variable Account offered the specific class of the investment fund for a complete year. These numbers reflect the annual insurance charges, the contract maintenance charge, and the investment expenses, 12b-1 fees, and all other expenses of the investment funds.

     These numbers do not reflect the addition of any credit for any period prior to June 5, 2000. The numbers do not reflect any withdrawal charges, and if applied these charges would reduce such performance. Past performance is not a guarantee of future results. Investment in the money market fund option is neither insured nor guaranteed by the U.S. government and there can be no assurance that it will be able to maintain a stable net asset value of $1 per share.

     Performances of certain of the portfolios reflect a voluntary expense limitation, as described in the prospectus. In the absence of this voluntary limitation the total return would have been lower.


                                                                                         CALENDAR YEAR
                                                                      1999        1998        1997        1996      1995
                                                                    --------    --------    --------    --------  --------
AIM VARIABLE INSURANCE FUNDS:
 AIM V.I. Dent Demographic Trends Fund ...........................     N/A         N/A         N/A         N/A       N/A
THE ALGER AMERICAN FUND:
 Alger American Growth Portfolio .................................    31.84%      45.96%       N/A         N/A       N/A
 Alger American Leveraged AllCap Portfolio .......................     N/A         N/A         N/A         N/A       N/A
 Alger American MidCap Growth Portfolio ..........................    29.97%      28.43%       N/A         N/A       N/A
 Alger American Small Capitalization Portfolio ...................    41.38%      13.87%       N/A         N/A       N/A
FIDELITY VARIABLE INSURANCE PRODUCTS FUND:
 VIP Equity-Income Portfolio -- Service Class 2 ..................     N/A         N/A         N/A         N/A       N/A
 VIP Growth Portfolio -- Service Class 2 .........................     N/A         N/A         N/A         N/A       N/A
 VIP High Income Portfolio -- Service Class 2 ....................     N/A         N/A         N/A         N/A       N/A
 VIP Money Market Portfolio -- Initial Class .....................     3.67%       3.93%       3.96%       3.86%     4.31%
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II:
 VIP II Contrafund(R) Portfolio -- Service Class 2 ...............     N/A         N/A         N/A         N/A       N/A
 VIP II Index 500 Portfolio -- Initial Class .....................    18.79%      26.49%      30.79%      21.02%    35.19%
 VIP II Investment Grade Bond Portfolio -- Initial Class .........    (2.47)%      7.28%       7.48%       1.66%    15.60%
JANUS ASPEN SERIES:
 Aggressive Growth Portfolio -- Service Shares ...................     N/A         N/A         N/A         N/A       N/A
 Growth Portfolio -- Service Shares ..............................     N/A         N/A         N/A         N/A       N/A
 International Growth Portfolio -- Service Shares ................     N/A         N/A         N/A         N/A       N/A
 Worldwide Growth Portfolio -- Service Shares ....................     N/A         N/A         N/A         N/A       N/A
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST:
 Limited Maturity Bond Portfolio .................................     0.02%       2.88%       N/A         N/A       N/A
 Partners Portfolio ..............................................     5.83%       2.70%       N/A         N/A       N/A
 Socially Responsive Portfolio ...................................     N/A         N/A         N/A         N/A       N/A
OCC ACCUMULATION TRUST:
 Equity Portfolio ................................................     1.07%      10.25%       N/A         N/A       N/A
 Global Equity Portfolio .........................................    24.72%      11.66%       N/A         N/A       N/A
 Managed Portfolio ...............................................     3.49%       5.58%       N/A         N/A       N/A
 Small Cap Portfolio .............................................    (3.24)%    (10.35)%      N/A         N/A       N/A
PILGRIM VARIABLE PRODUCTS TRUST:
 Growth Opportunities Portfolio ..................................     N/A         N/A         N/A         N/A       N/A
 Growth + Value Portfolio ........................................    92.24%      17.61%      12.99%      21.30%     N/A
 High Yield Bond Portfolio .......................................    (4.61)%     (0.87)%      N/A         N/A       N/A
 International Value Portfolio ...................................    48.05%      15.25%       N/A         N/A       N/A
 MagnaCap Portfolio ..............................................     N/A         N/A         N/A         N/A       N/A
 MidCap Opportunities Portfolio ..................................     N/A         N/A         N/A         N/A       N/A
 Research Enhanced Index Portfolio ...............................     4.30%      (0.11)%      5.46%      11.61%     N/A
 SmallCap Opportunities Portfolio ................................   137.66%      15.61%      13.94%      12.13%     N/A
PUTNAM VARIABLE TRUST:
 Putnam VT Growth and Income Fund -- Class IB Shares .............     N/A         N/A         N/A         N/A       N/A
 Putnam VT New Opportunities Fund -- Class IB Shares .............     N/A         N/A         N/A         N/A       N/A
 Putnam VT Voyager Fund -- Class IB Shares .......................     N/A         N/A         N/A         N/A       N/A


9. DEATH BENEFIT: If you die prior to the income phase, the person you have chosen as your beneficiary will receive a death benefit. This death benefit will be the greater of three amounts: 1) the money you've put in reduced for the proportional amount of any withdrawals, or 2) the current value of your Contract, or 3) the value of your Contract at the most recent Specified Contract Anniversary (as defined in the Prospectus for the Contract) plus any purchase payments since that Anniversary, less the proportional amount of any withdrawals since that Anniversary. The Contract Value in (2) and (3) will be reduced by the amount of any credits applied within 12 months of the date of death. If you die after age 85, your beneficiary will receive the Contract Value.

10. OTHER INFORMATION

FREE LOOK. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), we will return the Contract Value without assessing a withdrawal charge. You will receive whatever your Contract is worth on the day we receive your request, less the amount of credits applied to your Contract. This may be more or less than your original payment.

     If you reside in a state requiring the return of purchase payments made for any cancellation during a free look period, the amount of your initial payments will be allocated to the money market option during the free look period plus five calendar days. If you cancel your Contract we will return your payments made or the Contract Value less any credits, whichever is larger. If you keep your Contract, we will then allocate your initial payments plus credits and any contract earnings to the appropriate fund(s) you have chosen.

NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

WHO SHOULD PURCHASE THE CONTRACT? This Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

ADDITIONAL FEATURES. This Contract has additional Features you might be interested in. These include:

     * You can arrange to have money automatically sent to you each month while your Contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature the Systematic Withdrawal Program.

     * You can arrange to have a regular amount of money automatically transferred to investment portfolios each month to provide for regular level investments over time. We call this feature Dollar Cost Averaging.

     * ReliaStar Life will automatically readjust the money in your Contract between investment portfolios periodically to keep the blend you select. We call this feature Portfolio Rebalancing.

These features are not available in all states and may not be suitable for your particular situation.

11. INQUIRIES If you need more information, please contact us at:

ReliaStar Life Insurance Company
ReliaStar Service Center
P.O. Box 5050
Minot, ND 58702-5050

1-877-884-5050


or the distributor of the Contracts, our affiliated Company,

Washington Square Securities, Inc.
20 Washington Avenue South
Minneapolis, Minnesota 55401
1-800-621-3750

or your registered representative.

                                [LOGO] RELIASTAR

                           20 Washington Avenue South
                          Minneapolis, Minnesota 55401
                                 1-800-621-3750

                            ------------------------

                          ADVANTAGE SE VARIABLE ANNUITY

              INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS
                                    ISSUED BY
                    THE RELIASTAR SELECT VARIABLE ACCOUNT OF
                        RELIASTAR LIFE INSURANCE COMPANY

     This Prospectus offers flexible purchase payment Individual Deferred Variable/Fixed Annuity Contracts. The Contracts are sold both as non-qualified contracts and as individual retirement annuities ("IRAs") established pursuant to the Internal Revenue Code. (See "Federal Tax Status.") Annuity payouts from the Contracts are deferred until a selected later date.

     Subject to certain restrictions, you can allocate premiums to:

          * the Fixed Account, an account that provides a minimum specified rate of interest; and

          * Sub-Accounts of Select Variable Account (the "Variable Account"), a variable account allowing you to invest in certain portfolios of the following Funds (the "Investment Funds"):


AIM Variable Insurance Funds                     Neuberger Berman Advisers Management Trust
The Alger American Fund                          OCC Accumulation Trust
Fidelity Variable Insurance Products Fund        Pilgrim Variable Products Trust
Fidelity Variable Insurance Products Fund II     Putnam Variable Trust
Janus Aspen Series


     The Variable Account, your account value and the amount of any variable annuity payments that you receive will vary, primarily based on the investment performance of the Investment Funds you select. (For more information about investing in the Investment Funds, see "Investments of the Variable Account.") The Fixed Account is the general account of ReliaStar Life Insurance Company ("ReliaStar Life"). The Fixed Account is not available to Contract Owners in the States of Maryland, Oregon, South Carolina and Washington.


     The Contract has a "bonus credit" feature, as described on page 20. The charges and expenses assessed in connection with the Contract may be higher in certain instances than for contracts without a credit feature.

     Additional information about the Contracts, ReliaStar Life and the Variable Account, contained in a Statement of Additional Information dated June 5, 2000, has been filed with the Securities and Exchange Commission. The Statement of Additional Information is available by accessing the SEC's Internet web site (http: // www.sec.gov) or upon request without charge by writing to ReliaStar Life Insurance Company, ReliaStar Service Center, P.O. Box 5050, Minot, North Dakota 58702-5050 or by calling 1-877-884-5050. The Statement of Additional Information is incorporated by reference in this Prospectus and its Table of Contents can be found on page 33 of this Prospectus.


THIS PROSPECTUS SETS FORTH CONCISELY THE INFORMATION ABOUT THE CONTRACTS THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING AND SHOULD BE RETAINED FOR FUTURE REFERENCE.

     These insurance and investment products:

     *    ARE NOT BANK DEPOSITS OR GUARANTEED BY A BANK

     * ARE NOT INSURED OR GUARANTEED BY THE FDIC, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY

     * ARE AFFECTED BY MARKET FLUCTUATIONS AND SO INVOLVE INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL

     * HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE INVESTMENT FUNDS OFFERED BY THE AIM VARIABLE INSURANCE FUNDS, THE ALGER AMERICAN FUND, FIDELITY VARIABLE INSURANCE PRODUCTS FUND, FIDELITY VARIABLE INSURANCE PRODUCTS FUND II, JANUS ASPEN SERIES, NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST, OCC ACCUMULATION TRUST, PILGRIM VARIABLE PRODUCTS TRUST, AND PUTNAM VARIABLE TRUST AND IS VALID ONLY WHEN ACCOMPANIED BY THESE PROSPECTUSES.

THE DATE OF THIS PROSPECTUS IS JUNE 5, 2000.

                                TABLE OF CONTENTS


Definitions ............................................................     4
Summary of Contract Expenses ...........................................     6
ReliaStar Life .........................................................    12
The Variable Account ...................................................    12
Investments of the Variable Account ....................................    12
 Reinvestment ..........................................................    16
 Addition, Deletion or Substitution of Investment Fund Shares ..........    16
Charges Made by ReliaStar Life .........................................    16
 Surrender Charge (Contingent Deferred Sales Charge) ...................    16
 Annual Contract Charge ................................................    17
 Waiver of Charges .....................................................    18
 Mortality Risk Premium ................................................    18
 Expense Risk Premium ..................................................    18
 Administration Charge .................................................    18
 Premium and Other Taxes ...............................................    18
 General: Reduction or Waiver of Charges or Minimum Purchase Payments ..    18
 Expenses of the Investment Funds ......................................    19
Administration of the Contracts ........................................    19
The Contracts ..........................................................    19
 Allocation of Purchase Payments .......................................    19
 Credits ...............................................................    20
 Sub-Account Accumulation Unit Value ...................................    20
 Net Investment Factor .................................................    20
 Death Benefit Before the Annuity Commencement Date ....................    21
 Death Benefit After the Annuity Commencement Date .....................    21
 Surrender (Redemption) ................................................    22
 Systematic Withdrawals ................................................    22
 Transfers .............................................................    22
 Written Transfers .....................................................    23
 Assignments ...........................................................    24
 Contract Owner and Beneficiaries ......................................    24
 Contract Inquiries ....................................................    25
Annuity Provisions .....................................................    25
 Annuity Commencement Date .............................................    25
 Annuity Form Selection ................................................    25
 Annuity Forms .........................................................    25
 Frequency and Amount of Annuity Payments ..............................    26
 Annuity Payments ......................................................    26
 Sub-Account Annuity Unit Value ........................................    26
 Assumed Investment Rate ...............................................    26
Federal Tax Status .....................................................    27
 Introduction ..........................................................    27
 Tax Status of the Contract ............................................    27
 Taxation of Annuities .................................................    28
 Taxation of Death Benefit Proceeds ....................................    28
 Penalty Tax on Certain Distributions ..................................    29
 Possible Changes in Taxation ..........................................    29
 Transfers, Assignments or Exchanges of a Contract .....................    29
 Withholding ...........................................................    29
 Multiple Contracts ....................................................    29
 Taxation of Qualified Plans ...........................................    29
 Possible Charge for ReliaStar's Taxes .................................    30
 Other Tax Consequences ................................................    30

Voting of Fund Shares ..................................................    30
Distribution of the Contracts ..........................................    31
Revocation .............................................................    31
Reports to Owners ......................................................    31
Legal Proceedings ......................................................    32
Experts ................................................................    32
Further Information ....................................................    32
Statement of Additional Information Table of Contents ..................    33
Appendix A: The Fixed Account ..........................................    A-1
Appendix B: Performance Information and Condensed Financial Information     B-1

DEFINITIONS

ANNUITANT. The person who is named by the Owner whose life determines the annuity benefits payable.

ANNUITY COMMENCEMENT DATE (COMMENCEMENT DATE). The date on which the annuity payments begin, which must be the first day of a month. The date will be the first day of the month following the Annuitant's 75th birthday unless an earlier or later date has been selected by the Owner and, if the date is later, it has been agreed to by ReliaStar Life.

BENEFICIARY. The person who is named to receive the Contract Value upon the death of the Owner before the Annuity Commencement Date or to receive the balance of the annuity payments, if any, under the Annuity Form in effect at the Annuitant's death.

CODE. The Internal Revenue Code of 1986, as amended.

CONTRACT ANNIVERSARY. Occurs yearly on the same day and month the Contract was issued.

CONTRACT OWNER (OWNER). The person who controls all the rights and privileges under the Contract. The Annuitant owns the Contract unless another Owner is named as provided for in the Contract. The Contract may be owned by one, but no more than two, natural persons only, except when it is held under a retirement plan or program described in Section 408 or 408A or similar provisions of the Code.

CONTRACT VALUE. The sum of (a) the Variable Account Contract Value, which is the value of the Sub-Account Accumulation Units under the Contract plus (b) the Fixed Account Contract Value, which is the sum of purchase payments allocated to the Fixed Account under the Contract, plus credited interest, minus surrenders, surrender charges previously applied, and any annual administrative charges applicable to the Fixed Account, and minus any transfers to the Variable Account.

CONTRACT YEAR. Each twelve-month period starting with the date the Contract was issued and each Contract Anniversary after that.

DEATH BENEFIT. The amount payable upon the death of a Contract Owner before the Annuity Commencement Date. (See "Death Benefit Before the Annuity Commencement Date.")

DEATH BENEFIT VALUATION DATE. The Death Benefit Valuation Date is the Valuation Date next following the date ReliaStar Life receives proof of death and a written request from the Beneficiary for a single sum payment or an Annuity Form permitted by Section 72(s) of the Code.

FIXED ACCOUNT. The Fixed Account is the general account of ReliaStar Life, which consists of all assets of ReliaStar Life other than those allocated to separate accounts of ReliaStar Life.

FIXED ANNUITY. An annuity with payments which do not vary as to dollar amount.

INITIAL PURCHASE PAYMENT TRANSFER DATE. The Initial Purchase Payment Transfer Date is the date that is five calendar days after the applicable state free look period, and is generally 16 days after the Contract Date. This may vary by state.

INVESTMENT FUNDS. Any open-end management investment company (or portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests.

QUALIFIED PLAN. A retirement plan under Section 408 or 408A or similar provisions of the Code.

SPECIFIED CONTRACT ANNIVERSARY. Each consecutive nine year anniversary date measured from the date the Contract was issued. The Specified Contract Anniversary is used to determine the Death Benefit payable if the Contract Owner dies before the Annuity Commencement Date. (See "Death Benefit Before the Annuity Commencement Date.")

SUB-ACCOUNT. That portion of the Variable Account which invests in shares of a specific Investment Fund.

SUB-ACCOUNT ACCUMULATION UNIT. A unit of measure used to determine the Variable Account Contract Value before annuity payments start.

SUCCESSOR BENEFICIARY. The person named to become the Beneficiary if the Beneficiary is not alive.

VALUATION DATE. Each day on which the New York Stock Exchange is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Martin Luther King, Jr. Day; President's Day; Good Friday; Fourth of July; Labor Day; Thanksgiving Day; and Christmas Day.

VALUATION PERIOD. The time interval between a Valuation Date and the next Valuation Date.

VARIABLE ACCOUNT. A separate account of ReliaStar Life consisting of assets set aside by ReliaStar Life, the investment performance of which is kept separate from that of the general assets of ReliaStar Life.

VARIABLE ANNUITY. A series of periodic payments to the Contract Payee which will vary in amount, primarily based on the investment results of the Sub-Accounts under the Contract.

VARIABLE ANNUITY UNIT. A unit of measure used in the calculation of the second and each subsequent variable annuity payment from the Variable Account.

                          SUMMARY OF CONTRACT EXPENSES


CONTRACT OWNER TRANSACTION EXPENSES


Sales Charge Imposed on Purchases ......................................... None


     Surrender Charge (as a percentage of amounts surrendered attributable to purchase payments made in the last nine Contract Years) (a)


     CONTRACT YEAR OF SURRENDER MINUS    SURRENDER CHARGE AS A PERCENTAGE
     CONTRACT YEAR OF PURCHASE PAYMENT       OF EACH PURCHASE PAYMENT
     ---------------------------------   --------------------------------
                    0-2                                  8%
                    3-4                                  7
                    5-6                                  6
                     7                                   4
                     8                                   2
                9 and later                              0

Transfer Charge (b) .....................................................  $25

ANNUAL CONTRACT CHARGE ..................................................  $30
VARIABLE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)
  Mortality and Expense Risk Premiums ...................................  1.25%
  Other Account Fees and Expenses (See "Administration Charge") .........   .15%
  Total Variable Account Annual Expenses ................................  1.40%

     In addition to the costs and expenses shown in this table, state premium taxes may also be applicable. For more information on state premium taxes, see "Premium and Other Taxes."

ANNUAL INVESTMENT FUND EXPENSES AFTER REIMBURSEMENTS (d)(f)(g)(h)(i):
(as a percentage of Investment Fund average net assets)

                                                                                                         TOTAL INVESTMENT
                                                                    MANAGEMENT     OTHER                   FUND ANNUAL
                                                                       FEES      EXPENSES   12b-1 FEES       EXPENSES
                                                                    ----------   --------   ----------   ----------------
AIM VARIABLE INSURANCE FUNDS:
 AIM V.I. Dent Demographic Trends Fund (c) .......................      0.85%       0.55%       N/A            1.40%
THE ALGER AMERICAN FUND:
 Alger American Growth Portfolio (c) .............................      0.75%       0.04%       N/A            0.79%
 Alger American Leveraged AllCap Portfolio (c) ...................      0.85%       0.08%       N/A            0.93%
 Alger American MidCap Growth Portfolio (c) ......................      0.80%       0.05%       N/A            0.85%
 Alger American Small Capitalization Portfolio (c) ...............      0.85%       0.05%       N/A            0.90%
FIDELITY VARIABLE INSURANCE PRODUCTS FUND (VIP):
 VIP Equity-Income Portfolio -- Service Class 2 (c)(e)(j) ........      0.48%       0.10%       0.25%          0.83%
 VIP Growth Portfolio -- Service Class 2 (c)(e)(j) ...............      0.58%       0.10%       0.25%          0.93%
 VIP High Income Portfolio -- Service Class 2 (c)(e)(j) ..........      0.58%       0.12%       0.25%          0.95%
 VIP Money Market Portfolio -- Initial Class .....................      0.18%       0.09%       N/A            0.27%
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (VIP II):
 VIP II Contrafund(R) Portfolio -- Service Class 2 (c)(e)(j) .....      0.58%       0.12%       0.25%          0.95%
 VIP II Index 500 Portfolio -- Initial Class (c)(d) ..............      0.24%       0.04%       N/A            0.28%
 VIP II Investment Grade Bond Portfolio -- Initial Class (c) .....      0.43%       0.11%       N/A            0.54%
JANUS ASPEN SERIES:
 Aggressive Growth Portfolio -- Service Shares (e)(f) ............      0.65%       0.02%       0.25%          0.92%
 Growth Portfolio -- Service Shares (e)(f) .......................      0.65%       0.02%       0.25%          0.92%
 International Growth Portfolio -- Service Shares (e)(f) .........      0.65%       0.11%       0.25%          1.01%
 Worldwide Growth Portfolio -- Service Shares (e)(f) .............      0.65%       0.05%       0.25%          0.95%
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST:
 Limited Maturity Bond Portfolio (c) .............................      0.65%       0.11%       N/A            0.76%
 Partners Portfolio (c) ..........................................      0.80%       0.07%       N/A            0.87%
 Socially Responsive Portfolio (c)(g) ............................      0.85%       0.68%       N/A            1.53%
OCC ACCUMULATION TRUST:
 Equity Portfolio (c)(h) .........................................      0.80%       0.11%       N/A            0.91%
 Global Equity Portfolio (c)(h) ..................................      0.80%       0.30%       N/A            1.10%
 Managed Portfolio (c)(h) ........................................      0.77%       0.06%       N/A            0.83%
 Small Cap Portfolio (c)(h) ......................................      0.80%       0.09%       N/A            0.89%
PILGRIM VARIABLE PRODUCTS TRUST:
 Growth Opportunities Portfolio (i)(j) ...........................      0.75%       0.15%       N/A            0.90%
 Growth + Value Portfolio (i) ....................................      0.75%       0.05%       N/A            0.80%
 High Yield Bond Portfolio (i) ...................................      0.75%       0.05%       N/A            0.80%
 International Value Portfolio (i) ...............................      1.00%       0.00%       N/A            1.00%
 MagnaCap Portfolio (i)(j) .......................................      0.75%       0.15%       N/A            0.90%
 MidCap Opportunities Portfolio (i)(j) ...........................      0.75%       0.15%       N/A            0.90%
 Research Enhanced Index Portfolio (i) ...........................      0.75%       0.14%       N/A            0.89%
 SmallCap Opportunities Portfolio (i) ............................      0.75%       0.15%       N/A            0.90%
PUTNAM VARIABLE TRUST:
 Putnam VT Growth and Income Fund -- Class IB Shares (e) .........      0.46%       0.04%       0.15%          0.65%
 Putnam VT New Opportunities Fund -- Class IB Shares (e) .........      0.54%       0.05%       0.15%          0.74%
 Putnam VT Voyager Fund -- Class IB Shares (e) ...................      0.53%       0.04%       0.15%          0.72%


     The fee and expense information regarding the Investment Funds was provided by the Funds.


     Except for the Pilgrim Variable Products Trust, neither the Investment Funds nor their Advisers are affiliated with ReliaStar Life.

EXAMPLES

     If you surrender your contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and no credit applied.


                                                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                ------   -------   -------   --------
AIM VARIABLE INSURANCE FUNDS:
 AIM V.I. Dent Demographic Trends Fund .......................   $106      $166      $229      $365
THE ALGER AMERICAN FUND:
 Alger American Growth Portfolio .............................    100       148       199       308
 Alger American Leveraged AllCap Portfolio ...................    101       152       206       321
 Alger American MidCap Growth Portfolio ......................    100       150       202       314
 Alger American Small Capitalization Portfolio ...............    101       152       205       319
FIDELITY VARIABLE INSURANCE PRODUCTS FUND:
 VIP Equity-Income Portfolio -- Service Class 2 ..............    100       150       201       312
 VIP Growth Portfolio -- Service Class 2 .....................    101       152       206       321
 VIP High Income Portfolio -- Service Class 2 ................    101       153       207       323
 VIP Money Market Portfolio -- Initial Class .................     95       133       173       256
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II:
 VIP II Contrafund(R) Portfolio -- Service Class 2 ...........    101       153       207       323
 VIP II Index 500 Portfolio -- Initial Class .................     95       133       174       257
 VIP II Investment Grade Bond Portfolio -- Initial Class .....     97       141       187       284
JANUS ASPEN SERIES:
 Aggressive Growth Portfolio -- Service Shares ...............    101       152       206       320
 Growth Portfolio -- Service Shares ..........................    101       152       206       320
 International Growth Portfolio -- Service Shares ............    102       155       210       329
 Worldwide Growth Portfolio -- Service Shares ................    101       153       207       323
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST:
 Limited Maturity Bond Portfolio .............................    100       147       198       305
 Partners Portfolio ..........................................    101       151       203       316
 Socially Responsive Portfolio ...............................    107       170       235       377
OCC ACCUMULATION TRUST:
 Equity Portfolio ............................................    101       152       205       319
 Global Equity Portfolio .....................................    103       158       215       337
 Managed Portfolio ...........................................    100       150       201       312
 Small Cap Portfolio .........................................    101       151       204       318
PILGRIM VARIABLE PRODUCTS TRUST:
 Growth Opportunities Portfolio ..............................    101       152       205       319
 Growth + Value Portfolio ....................................    100       149       200       309
 High Yield Bond Portfolio ...................................    100       149       200       309
 International Value Portfolio ...............................    102       155       210       328
 MagnaCap Portfolio ..........................................    101       152       205       319
 MidCap Opportunities Portfolio ..............................    101       152       205       319
 Research Enhanced Index Portfolio ...........................    101       151       204       318
 SmallCap Opportunities Portfolio ............................    101       152       205       319
PUTNAM VARIABLE TRUST:
 Putnam VT Growth and Income Fund -- Class IB Shares .........     98       144       193       294
 Putnam VT New Opportunities Fund -- Class IB Shares .........     99       147       197       303
 Putnam VT Voyager Fund -- Class IB Shares ...................     99       146       196       301

     If you annuitize your contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and a 4% credit.*

                                                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                ------   -------   -------   --------
AIM VARIABLE INSURANCE FUNDS:
 AIM V.I. Dent Demographic Trends Fund .......................   $106      $103      $175      $365
THE ALGER AMERICAN FUND:
 Alger American Growth Portfolio .............................    100        85       145       308
 Alger American Leveraged AllCap Portfolio ...................    101        89       152       321
 Alger American MidCap Growth Portfolio ......................    100        87       148       314
 Alger American Small Capitalization Portfolio ...............    101        89       151       319
FIDELITY VARIABLE INSURANCE PRODUCTS FUND:
 VIP Equity-Income Portfolio -- Service Class 2 ..............    100        87       147       312
 VIP Growth Portfolio -- Service Class 2 .....................    101        89       152       321
 VIP High Income Portfolio -- Service Class 2 ................    101        90       153       323
 VIP Money Market Portfolio -- Initial Class .................     95        70       119       256
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II:
 VIP II Contrafund(R) Portfolio -- Service Class 2 ...........    101        89       151       323
 VIP II Index 500 Portfolio -- Initial Class .................     95        70       120       257
 VIP II Investment Grade Bond Portfolio -- Initial Class .....     97        78       133       284
JANUS ASPEN SERIES:
 Aggressive Growth Portfolio -- Service Shares ...............    101        89       152       320
 Growth Portfolio -- Service Shares ..........................    101        89       152       320
 International Growth Portfolio -- Service Shares ............    102        92       156       329
 Worldwide Growth Portfolio -- Service Shares ................    101        90       153       323
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST:
 Limited Maturity Bond Portfolio .............................    100        84       144       305
 Partners Portfolio ..........................................    101        88       149       316
 Socially Responsive Portfolio ...............................    107       107       161       377
OCC ACCUMULATION TRUST:
 Equity Portfolio ............................................    101        89       151       319
 Global Equity Portfolio .....................................    103        95       161       337
 Managed Portfolio ...........................................    100        87       147       312
 Small Cap Portfolio .........................................    101        88       150       318
PILGRIM VARIABLE PRODUCTS TRUST:
 Growth Opportunities Portfolio ..............................    101        89       151       319
 Growth + Value Portfolio ....................................    100        86       146       309
 High Yield Bond Portfolio ...................................    100        86       146       309
 International Value Portfolio ...............................    102        92       156       328
 MagnaCap Portfolio ..........................................    101        89       151       319
 MidCap Opportunities Portfolio ..............................    101        89       151       319
 Research Enhanced Index Portfolio ...........................    101        88       150       318
 SmallCap Opportunities Portfolio ............................    101        89       151       319
PUTNAM VARIABLE TRUST:
 Putnam VT Growth and Income Fund -- Class IB Shares .........     98        81       139       294
 Putnam VT New Opportunities Fund -- Class IB Shares .........     99        84       143       303
 Putnam VT Voyager Fund -- Class IB Shares ...................     99        83       142       301

--------------
* If the Contract's Annuity Commencement Date occurs during the first two Contract Years following the date the Contract was issued, a Surrender Charge is deducted. In addition, if the Annuity Commencement Date occurs within three years of making any purchase payment, the amount of any credit applicable to that payment is deducted from the amount of the Contract Value. The expenses shown in years 1 and 3 reflect these deductions.

     If you do not surrender your contract at the end of the applicable time period, you would pay the following expenses on a $ 1,000 investment, assuming a 5% annual return on assets and no credit applied.

                                                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                ------   -------   -------   --------
AIM VARIABLE INSURANCE FUNDS:
 AIM V.I. Dent Demographic Trends Fund .......................    $34      $103      $175      $365
THE ALGER AMERICAN FUND:
 Alger American Growth Portfolio .............................     28        85       145       308
 Alger American Leveraged AllCap Portfolio ...................     29        89       152       321
 Alger American MidCap Growth Portfolio ......................     28        87       148       314
 Alger American Small Capitalization Portfolio ...............     29        89       151       319
FIDELITY VARIABLE INSURANCE PRODUCTS FUND:
 VIP Equity-Income Portfolio -- Service Class 2 ..............     28        87       147       312
 VIP Growth Portfolio -- Service Class 2 .....................     29        89       152       321
 VIP High Income Portfolio -- Service Class 2 ................     29        90       153       323
 VIP Money Market Portfolio -- Initial Class .................     23        70       119       256
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II:
 VIP II Contrafund(R) Portfolio -- Service Class 2 ...........     29        90       153       323
 VIP II Index 500 Portfolio -- Initial Class .................     23        70       120       257
 VIP II Investment Grade Bond Portfolio -- Initial Class .....     25        78       133       284
JANUS ASPEN SERIES:
 Aggressive Growth Portfolio -- Service Shares ...............     29        89       152       320
 Growth Portfolio -- Service Shares ..........................     29        89       152       320
 International Growth Portfolio -- Service Shares ............     30        92       156       329
 Worldwide Growth Portfolio -- Service Shares ................     29        90       153       323
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST:
 Limited Maturity Bond Portfolio .............................     28        84       144       305
 Partners Portfolio ..........................................     29        88       149       316
 Socially Responsive Portfolio ...............................     35       107       181       377
OCC ACCUMULATION TRUST:
 Equity Portfolio ............................................     29        89       151       319
 Global Equity Portfolio .....................................     31        95       161       337
 Managed Portfolio ...........................................     28        87       147       312
 Small Cap Portfolio .........................................     29        88       150       318
PILGRIM VARIABLE PRODUCTS TRUST:
 Growth Opportunities Portfolio ..............................     29        89       151       319
 Growth + Value Portfolio ....................................     28        86       146       309
 High Yield Bond Portfolio ...................................     28        86       146       309
 International Value Portfolio ...............................     30        92       156       328
 MagnaCap Portfolio ..........................................     29        89       151       319
 MidCap Opportunities Portfolio ..............................     29        89       151       319
 Research Enhanced Index Portfolio ...........................     29        88       150       318
 SmallCap Opportunities Portfolio ............................     29        89       151       319
PUTNAM VARIABLE TRUST:
 Putnam VT Growth and Income Fund -- Class IB Shares .........     26        81       139       294
 Putnam VT New Opportunities Fund -- Class IB Shares .........     27        84       143       303
 Putnam VT Voyager Fund -- Class IB Shares ...................     27        83       142       301


---------------
(a) In certain situations amounts can be surrendered without any surrender charge. For more information on the Surrender Charge, see "Surrender Charge (Contingent Deferred Sales Charge)." ReliaStar Life reserves the right to charge a partial surrender processing fee not to exceed the lesser of 2% of the partial surrender amount or $25. For more information on the processing fee, see "Surrender (Redemption)."

(b) ReliaStar Life currently imposes a charge of $25 per transfer for transfers between the Sub-Accounts or to the Fixed Account after 24 transfers per Contract Year. It reserves the right to impose a fee not to exceed $25 per transfer on any transfer or to restrict the number of transfers.

(c) ReliaStar Life or its affiliates may receive compensation from an affiliate or affiliates of certain of the Funds based upon an annual percentage of the average net assets held in that Fund by ReliaStar Life and certain of ReliaStar Life's insurance company affiliates. The percentage paid may vary from one Fund company to another. These amounts are intended to compensate ReliaStar Life or ReliaStar Life's affiliates for administrative, record keeping, distribution in some cases, and other services provided by such parties to the Funds and/or the Funds' affiliates. Currently, ReliaStar Life has service arrangements with A I M Advisors, Inc., Fred Alger Management, Inc., Fidelity Investments Institutional Operations Company and Fidelity Distributors Corporation, Neuberger Berman Management Inc., and OpCap Advisors. Payments of such amounts by an affiliate or affiliates of the Funds do not increase the fees paid by the Funds or their shareholders.

(d) FMR agreed to reimburse a portion of Index 500 Portfolio's expenses during the period. Without this reimbursement, the Portfolios' management fee, other expenses and total expenses would have been .24%, .10%, and .34%, respectively. Expense reimbursements are voluntary. There is no assurance of ongoing reimbursement.


(e) The Fund's distribution plan or "Rule 12b-1 Plan" is described in the Fund's prospectus. See Fund prospectus for details.


(f) Expenses are based on the estimated expenses that the new Service Shares Class of each Portfolio expects to incur in its initial fiscal year. All expenses are stated without the effect of any expense offset arrangements.

(g) Neuberger Berman Management Inc. ("NBMI") has undertaken to reimburse the Socially Responsive Portfolio for certain operating expenses, including the compensation of Neuberger Berman Advisers Management Trust and excluding taxes, interest, extraordinary expenses, brokerage commissions and transactions costs, that exceed in the aggregate, 1.50% of the average daily net asset value of the Socially Responsive Portfolio through May 1, 2001. There can be no assurance that this policy will be continued. See "Expense Limitation" in the Socially Responsive Portfolio prospectus for further information.

(h) The Management Fees reflect effective management fees after taking into effect any waiver. Other Expenses are shown net of certain expense offsets afforded the Portfolios. Total Investment Fund Annual Expenses for the Equity, Small Cap and Managed Portfolios are limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.00% of average daily net assets. Total Investment Fund Annual Expenses for the Global Equity Portfolio are limited to 1.25% of average daily net assets (net of any expense offsets).

(i) The investment adviser to the Pilgrim Variable Products Trust has agreed to reimburse the Growth + Value Portfolio and High Yield Bond Portfolio for any expenses in excess of 0.80% of each Portfolio's average daily net assets. It also has agreed to reimburse the Growth Opportunities Portfolio, MagnaCap Portfolio, MidCap Opportunities Portfolio, Research Enhanced Index Portfolio, and SmallCap Opportunities Portfolio for expenses in excess of .90% and the International Value Portfolio for expenses in excess of 1.00%. In the absence of these expense reimbursements, the Total Investment Fund Annual Expenses that would have been paid by each Portfolio during its fiscal year ended December 31, 1999 would have been: Growth Opportunities
     Portfolio: 1.09%; Growth + Value Portfolio: 0.97%; High Yield Bond
     Portfolio: 1.11%; International Value Portfolio: 1.52%; MagnaCap Portfolio:
     1.09%; MidCap Opportunities Portfolio: 1.09%; Research Enhanced Index
     Portfolio: 1.26%; SmallCap Opportunities Portfolio: 1.09%. Expense reimbursements are voluntary. There is no assurance of ongoing reimbursement.

(j) This portfolio had not commenced operations as of December 31, 1999, and therefore expenses are estimated.


     THE EXAMPLES SHOWN IN THE TABLE ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN. THE 5% ANNUAL RETURN ASSUMED IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THE ASSUMED RATE.


     The purpose of this table is to assist you in understanding the various costs and expenses that you will bear either directly or indirectly. The table reflects the expenses of the Variable Account as well as those of the Investment Funds. The $30 Annual Contract Charge is reflected as an annual percentage charge in this table based on the anticipated average net assets in the Variable Account and Fixed Account, which translates to a charge equal to an annual rate of 0.056% of the Variable Account and Fixed Account values. There is an accumulation unit value history contained in Appendix B Performance Information and Condensed Financial Information.

     For Performance Information and Condensed Financial Information, see Appendix B.

                                 RELIASTAR LIFE

     ReliaStar Life, organized in 1885, is a Minnesota stock life insurance company. ReliaStar Life is a direct, wholly-owned subsidiary of ReliaStar Financial Corp. ("ReliaStar"), a publicly traded Delaware holding company, whose shares are listed on the New York Stock Exchange. ReliaStar Life offers individual life insurance and annuities, employee benefits, and retirement contracts. ReliaStar Life is admitted to do business in the District of Columbia and all states except New York. Its home office is at 20 Washington Avenue South, Minneapolis, Minnesota 55401 (telephone 1-800-621-3750). Its administrative office is at P.O. Box 5050, Minot, North Dakota 58702-5050 (telephone 1-877-884-5050).

     ReliaStar, the parent company of ReliaStar Life, has entered into an Agreement and Plan of Merger dated as of April 30, 2000 (the "Agreement"), with ING Groep N.V. ("ING") and ING America Insurance Holdings, Inc. The Agreement provides for the acquisition of ReliaStar and its subsidiaries by ING. The acquisition is currently expected to be completed in the third quarter of 2000. The completion of the transaction is subject to various contingencies and to the receipt of all regulatory and shareholder approvals. Following the completion of the transaction, ReliaStar Life will continue to be responsible for all contracts issued by it.


     The Contracts described in this Prospectus are nonparticipating. The capital and surplus of ReliaStar Life should be considered as bearing only upon the ability of ReliaStar Life to meet its obligations under the Contracts.

     ReliaStar is a charter member of the Insurance Marketplace Standard Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.


                              THE VARIABLE ACCOUNT

     The Variable Account is a separate account of ReliaStar Life established by the Board of Directors of ReliaStar Life on November 12, 1981, pursuant to the laws of the State of Minnesota. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act"). Such registration does not involve supervision by the Commission of the management or investment policies or practices of the Variable Account, ReliaStar Life or the Portfolios. ReliaStar Life has complete ownership and control of the assets in the Variable Account, but these assets are held separately from ReliaStar Life's other assets and are not part of ReliaStar Life's General Account.

     The portion of the assets of the Variable Account equal to the reserves and other contract liabilities of the Variable Account will not be charged with liabilities incurred in any other business that ReliaStar Life may conduct. ReliaStar Life has the right to transfer to its General Account any assets of the Variable Account which are in excess of such reserves and other liabilities. The income, if any, and gains, and losses, realized or unrealized, of the Variable Account will be credited to or charged against the Variable Account in accordance with the contracts supported by the Variable Account, without regard to the other income, gains or losses of ReliaStar Life.

     Purchase payments allocated to the Variable Account under a Contract are invested in one or more Sub-Accounts of the Variable Account, as selected by you, the Owner. The future Variable Account Contract Value depends primarily on the investment performance of the Investment Funds whose shares are held in the Sub-Accounts selected.


                       INVESTMENTS OF THE VARIABLE ACCOUNT


     When you apply for a Contract, you can allocate purchase payments to one or more of the Sub-Accounts. There are currently 34 Sub-Accounts offered through this Prospectus. Each Sub-Account invests in shares of one of the Investment Funds at its net asset value. As Owner, you can change a purchase payment allocation for future purchase payments and can transfer all or part of the values in a Sub-Account to another Sub-Account. An Owner may make partial or complete transfers to the Fixed Account from the Variable Account at any time.

     The following chart lists the Investment Funds and the investment advisers and subadvisers to the Funds, and provides summary information regarding the investment objective and characteristic portfolio investments of each Fund.

                                INVESTMENT FUNDS


                                             ADVISER/
     FUND GROUP            FUND             SUBADVISER       MONEY MARKET   FIXED INCOME   GROWTH & INCOME
=================== ================= ===================== ============== ============== =================
         AIM         AIM V.I. Dent          A I M
      Variable        Demographic       Advisors, Inc./
      Insurance       Trends Fund         H.S. Dent
        Funds                           Advisors, Inc.

    Houston, TX
===========================================================================================================
        Alger        Alger American        Fred Alger
      American           Growth         Management, Inc.
                       Portfolio
                    ---------------------------------------------------------------------------------------
   New York, N.Y.    Alger American        Fred Alger
                       Leveraged        Management, Inc.
                    AllCap Portfolio
                    ---------------------------------------------------------------------------------------
                     Alger American        Fred Alger
                         MidCap         Management, Inc.
                        Growth
                       Portfolio
                    ---------------------------------------------------------------------------------------
                     Alger American        Fred Alger
                          Small         Management, Inc.
                     Capitalization
                        Portfolio

===========================================================================================================
      Fidelity             VIP        Fidelity Management                                         X
   Investments(R)     Equity-Income    & Research Company
   Boston, Mass.       Portfolio-
                     Service Class 2
                    ---------------------------------------------------------------------------------------
                        VIP Growth    Fidelity Management
                        Portfolio -    & Research Company
                     Service Class 2
                    ---------------------------------------------------------------------------------------
                            VIP       Fidelity Management                         X
                        High Income    & Research Company
                       Portfolio -
                     Service Class 2



                    ---------------------------------------------------------------------------------------
                            VIP       Fidelity Management          X
                       Money Market    & Research Company
                       Portfolio -
                      Initial Class
                    ---------------------------------------------------------------------------------------
                          VIP II      Fidelity Management
                       Contrafund(R)   & Research Company
                       Portfolio -
                     Service Class 2


                    ---------------------------------------------------------------------------------------
                         VIP II       Fidelity Management                                         X
                        Index 500      & Research Company
                       Portfolio -
                      Initial Class
                    ---------------------------------------------------------------------------------------
      Fidelity           VIP II       Fidelity Management                         X
   Investments(R)      Investment      & Research Company
  is a registered      Grade Bond
 trademark of FMR      Portfolio -
       Corp.          Initial Class

===========================================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                                                                   PRIMARY
     FUND GROUP      INTERNATIONAL   BALANCED   GROWTH   AGGRESSIVE GROWTH         OBJECTIVE(S)                  INVESTMENTS
=================== =============== ========== ======== ================== =========================== =============================
         AIM                                      X                            Long-term growth          Securities of companies
      Variable                                                                    of capital           that are likely to benefit
      Insurance                                                                                         from changing demographic,
        Funds                                                                                          economic and lifestyle trends

    Houston, TX
====================================================================================================================================
        Alger                                     X                           Long-term capital            Equity securities of
      American                                                                   appreciation                large companies

                    ----------------------------------------------------------------------------------------------------------------
   New York, N.Y.                                               X             Long-term capital            Equity securities of
                                                                                 appreciation              companies of any size

                    ----------------------------------------------------------------------------------------------------------------
                                                  X                           Long-term capital              Equity securities
                                                                                 appreciation               within the range of
                                                                                                             S&P(R) MidCap 400
                                                                                                                   Index
                    ----------------------------------------------------------------------------------------------------------------
                                                                X             Long-term capital              Equity securities
                                                                                 appreciation               within the range of
                                                                                                           Russell(R) 2000 Growth
                                                                                                           or S&P(R) SmallCap 600
                                                                                                                  Indexes
====================================================================================================================================
      Fidelity                                                                Reasonable income;              Income-producing
   Investments(R)                                                          also considers potential        equity securities and
   Boston, Mass.                                                           for capital appreciation           debt obligations

                    ----------------------------------------------------------------------------------------------------------------
                                                  X                          Capital appreciation              Common stocks


                    ----------------------------------------------------------------------------------------------------------------
                                                                              High current income            Income-producing
                                                                                                              debt securities,
                                                                                                            preferred stocks and
                                                                                                          convertible securities,
                                                                                                              with an emphasis
                                                                                                              on lower-quality
                                                                                                              debt securities
                    ----------------------------------------------------------------------------------------------------------------
                                                                                 High level of                  U.S. dollar-
                                                                           current income consistent         denominated money
                                                                              with preservation of           market securities
                                                                             capital and liquidity
                    ----------------------------------------------------------------------------------------------------------------
                                                  X                           Capital appreciation              Securities of
                                                                                                               companies whose
                                                                                                              value the adviser
                                                                                                               believes is not
                                                                                                               fully recognized
                                                                                                                by the public
                    ----------------------------------------------------------------------------------------------------------------
                                                                               Total return that               Common stocks of
                                                                             corresponds to that of                 S&P 500
                                                                                 S&P 500 Index

                    ----------------------------------------------------------------------------------------------------------------
      Fidelity                                                                High current income              Investment-grade
   Investments(R)                                                               consistent with               intermediate fixed
  is a registered                                                           preservation of capital           income securities
 trademark of FMR
       Corp.
====================================================================================================================================

                                              ADVISER/
    FUND GROUP             FUND              SUBADVISER      MONEY MARKET   FIXED INCOME   GROWTH & INCOME
================== ==================== =================== ============== ============== =================
       Janus          Aspen Series             Janus
                       Aggressive             Capital
    Denver, Co.     Growth Portfolio -       Corporation
                     Service Shares
                   ----------------------------------------------------------------------------------------
                      Aspen Series             Janus
                    Growth Portfolio -         Capital
                     Service Shares         Corporation
                   ----------------------------------------------------------------------------------------
                      Aspen Series             Janus
                      International           Capital
                    Growth Portfolio -       Corporation
                     Service Shares
                   ----------------------------------------------------------------------------------------
                      Aspen Series              Janus
                        Worldwide              Capital
                    Growth Portfolio -       Corporation
                     Service Shares
===========================================================================================================
     Neuberger          Advisers           Neuberger Berman                       X
       Berman          Management          Management Inc./
                      Trust Limited       Neuberger Berman,
  New York, N.Y.      Maturity Bond              LLC
                        Portfolio


                   ----------------------------------------------------------------------------------------
                        Advisers           Neuberger Berman
                       Management          Management Inc./
                     Trust Partners       Neuberger Berman,
                        Portfolio                LLC
                   ----------------------------------------------------------------------------------------
                        Advisers           Neuberger Berman
                       Management          Management Inc./
                     Trust Socially       Neuberger Berman,
                       Responsive                LLC
                       Portfolio

===========================================================================================================
        OCC         OCC Accumulation            OpCap
                      Trust Equity             Advisors
  New York, N.Y.       Portfolio
                   ----------------------------------------------------------------------------------------
                    OCC Accumulation            OpCap
                      Trust Global             Advisors
                    Equity Portfolio
                   ----------------------------------------------------------------------------------------
                    OCC Accumulation            OpCap
                      Trust Managed            Advisors
                        Portfolio
                   ----------------------------------------------------------------------------------------
                    OCC Accumulation            OpCap
                      Trust Small              Advisors
                     Cap Portfolio
===========================================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                                                            PRIMARY
    FUND GROUP      INTERNATIONAL   BALANCED   GROWTH  AGGRESSIVE GROWTH        OBJECTIVE(S)              INVESTMENTS
================== =============== ========== ======== ================== ======================== =========================
       Janus                                                   X             Long-term growth of   Nondiversified portfolio
                                                                                   capital             of common stocks
    Denver, Co.

                   ---------------------------------------------------------------------------------------------------------
                                                 X                            Long-term capital       Diversified common
                                                                                   growth                   stocks

                   ---------------------------------------------------------------------------------------------------------
                         X                                                    Long-term capital       Foreign issuers of
                                                                                   growth                common stocks


                   ---------------------------------------------------------------------------------------------------------
                         X                                                    Long-term capital      Foreign and domestic
                                                                                   growth                common stocks


============================================================================================================================
     Neuberger                                                                Highest available            Short to
      Berman                                                                   current income          intermediate term
                                                                               consistent with       investment-grade debt
  New York, N.Y.                                                              liquidity and low           securities
                                                                             risk to principal;
                                                                               total return is
                                                                              a secondary goal
                   ---------------------------------------------------------------------------------------------------------
                                                 X                            Growth of capital        Common stocks of
                                                                                                       medium- to large-
                                                                                                        capitalization
                                                                                                           companies
                   ---------------------------------------------------------------------------------------------------------
                                                 X                                Long-term            Common stocks of
                                                                              growth of capital        medium- to large-
                                                                           by investing primarily       capitalization
                                                                              in companies that            companies
                                                                             meet financial and
                                                                               social criteria
============================================================================================================================
        OCC                                      X                            Long-term capital          Securities of
                                                                                appreciation              undervalued
  New York, N.Y.                                                                                           companies
                   ---------------------------------------------------------------------------------------------------------
                         X                                                    Long-term capital      Global investments in
                                                                                appreciation           equity securities

                   ---------------------------------------------------------------------------------------------------------
                                       X                                      Growth of capital         Common stocks,
                                                                                                        bonds and cash
                                                                                                          equivalents
                   ---------------------------------------------------------------------------------------------------------
                                                               X            Capital appreciation      Equity securities of
                                                                                                        companies under
                                                                                                           $1 billion
============================================================================================================================

                                               ADVISER/
     FUND GROUP              FUND             SUBADVISER       MONEY MARKET   FIXED INCOME   GROWTH & INCOME
==================== =================== ==================== ============== ============== =================
       Pilgrim            Growth              Pilgrim
                       Opportunities      Investments, Inc.
     Phoenix, AZ         Portfolio


                     ----------------------------------------------------------------------------------------
                      Growth + Value          Pilgrim
                         Portfolio       Investments, Inc./
                                           Navellier Fund
                                          Management, Inc.
                     ----------------------------------------------------------------------------------------
                         High Yield           Pilgrim                              X
                       Bond Portfolio     Investments, Inc.
                     ----------------------------------------------------------------------------------------
                        International         Pilgrim
                       Value Portfolio   Investments, Inc./
                                         Brandes Investment
                                           Partners, L.P.
                     ----------------------------------------------------------------------------------------
                          MagnaCap            Pilgrim                                              X
                         Portfolio        Investments, Inc.


                     ----------------------------------------------------------------------------------------
                           MidCap             Pilgrim
                       Opportunities      Investments, Inc.
                         Portfolio

                     ----------------------------------------------------------------------------------------
                          Research            Pilgrim
                          Enhanced       Investments, Inc./
                      Index Portfolio       J.P. Morgan
                                             Investment
                                           Management Inc.
                     ----------------------------------------------------------------------------------------
                          SmallCap            Pilgrim
                        Opportunities     Investments, Inc.
                         Portfolio
=============================================================================================================
      Putnam               Putnam         Putnam Investment                                        X
 Investments, Inc.      VT Growth and      Management, Inc.
                       Income Fund -
    Boston, Mass.     Class IB Shares
                     ----------------------------------------------------------------------------------------
                           Putnam         Putnam Investment
                           VT New         Management, Inc.
                       Opportunities
                      Fund - Class IB
                           Shares
                     ----------------------------------------------------------------------------------------
                           Putnam         Putnam Investment
                       VT Voyager Fund -  Management, Inc.
                      Class IB Shares
=============================================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                                                             PRIMARY
     FUND GROUP       INTERNATIONAL   BALANCED   GROWTH  AGGRESSIVE GROWTH        OBJECTIVE(S)             INVESTMENTS
==================== =============== ========== ======== ================== ======================== =======================
       Pilgrim                                     X                          Long-term capital      Common stocks of
                                                                                   growth            large cap, mid cap
     Phoenix, AZ                                                                                        or small cap
                                                                                                          companies

                     -------------------------------------------------------------------------------------------------------
                                                                X           Capital appreciation      Equity securities
                                                                             from investing in a
                                                                            diversified portfolio
                                                                             of equity securities
                     -------------------------------------------------------------------------------------------------------
                                                                            High current yield and    High-yield bonds
                                                                             capital appreciation
                     -------------------------------------------------------------------------------------------------------
                                                                               Long-term capital     International equities
                                                                                 appreciation


                     -------------------------------------------------------------------------------------------------------
                                                                                Capital growth            Common stocks



                     -------------------------------------------------------------------------------------------------------
                                                   X                           Long-term capital        Common stocks of
                                                                                 appreciation               mid-sized
                                                                                                         U.S. companies

                     -------------------------------------------------------------------------------------------------------
                                                   X                         Capital appreciation         Common stocks




                     -------------------------------------------------------------------------------------------------------
                                                   X                           Long-term capital          Common stocks
                                                                                 appreciation

============================================================================================================================
      Putnam                                                                   Capital growth &            Value stocks
 Investments, Inc.                                                              current income

   Boston, Mass.
                     -------------------------------------------------------------------------------------------------------
                                                   X                           Long-term capital          Growth stocks
                                                                                 appreciation



                     -------------------------------------------------------------------------------------------------------
                                                                X            Capital appreciation         Growth stocks


============================================================================================================================

     More detailed information about the Investment Funds can be found in the current prospectus and Statement of Additional Information for each Fund. These prospectuses accompany this Prospectus in a book entitled "Variable Product Investment Options." The Investment Fund prospectuses should be read carefully before any allocation to, or transfers among, the Sub-Accounts.

THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE INVESTMENT FUNDS WILL BE ACHIEVED.

     ReliaStar Life reserves the right, subject to compliance with the law, to offer additional Investment Funds.

     The Investment Funds are available to registered separate accounts of ReliaStar Life and to insurance companies other than ReliaStar Life, offering variable annuity contracts and variable life insurance policies. ReliaStar Life currently does not foresee any disadvantages to Owners resulting from the Investment Funds selling shares to fund products other than the Contracts. However, there is a possibility that a material conflict may arise between Owners whose Contract Values are allocated to the Variable Account and the owners of variable life insurance policies and variable annuity contracts issued by ReliaStar Life or by such other companies whose assets are allocated to one or more other separate accounts investing in any one of the Investment Funds. In the event of a material conflict, ReliaStar Life will take any necessary steps, including removing the Variable Account from that Investment Fund, to resolve the matter. The Board of Directors or Trustees of each Investment Fund will monitor events in order to identify any material conflicts that possibly may arise and determine what action, if any, should be taken in response to those events or conflicts. See each individual Investment Fund prospectus for more information.

REINVESTMENT

     The Investment Funds have as a policy the distribution of income, dividends and capital gains. However, under the Contracts there is an automatic reinvestment of such distributions.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENT FUND SHARES

     ReliaStar Life reserves the right, subject to applicable law and any required regulatory approvals, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase:

     * ReliaStar Life reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new or another investment company portfolio or delete Sub-Accounts. Any new Sub-Accounts may be made available to existing Contract Owners on a basis to be determined by ReliaStar Life.

     * ReliaStar Life may, in its sole discretion, eliminate one or more Sub-Accounts, or close such Sub-Accounts to new premium or transfers, if marketing needs, tax or regulatory considerations or investment conditions warrant.

     * If the shares of a portfolio of an Investment Fund are no longer available for investment or if in ReliaStar Life's judgment further investment in any portfolio of an Investment Fund should become inappropriate in view of the purposes of the Variable Account, or because, in our sole discretion, for marketing, tax, regulatory requirements or investment conditions, ReliaStar Life may redeem the shares of that portfolio and substitute shares of another registered open-end investment company.

     In the event of any such substitution, deletion or change, we may make such changes as may be necessary or appropriate to reflect such substitution, deletion or change. If all or a portion of your investments are allocated to any of the current funds that are being substituted for or deleted on the date such action is announced, you may transfer the portion of the Accumulation Value affected without payment of a transfer charge to available Sub-Accounts.

     If deemed by us to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with our other separate accounts.


                         CHARGES MADE BY RELIASTAR LIFE

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

     No deduction for a sales charge is made from purchase payments. However, a surrender charge (which may be deemed a contingent deferred sales charge) may be assessed. This charge is intended to reimburse ReliaStar Life for expenses relating to the sale of the Contracts, including commissions to sales personnel, costs of sales material and other promotional activities and sales administration costs.

     If part or all of a Contract's value is surrendered, or, except for contracts issued in the State of Washington, if the Contract's Annuity Commencement Date occurs within the first two years after the Contract is issued, surrender charges may be assessed by ReliaStar Life.

     COMPUTATION OF SURRENDER CHARGES -- For purposes of determining surrender charges, surrenders shall first be taken from Old Purchase Payments until they are exhausted, then from New Purchase Payments until they are exhausted, then from Contract Earnings and any credits that have been applied. Credits are not considered Purchase Payments or Contract Earnings.

     * "New Purchase Payments" are those Contract purchase payments received by ReliaStar Life during the Contract Year in which the surrender occurs or in the eight immediately preceding Contract Years;

     * "Old Purchase Payments" are those Contract purchase payments not defined as New Purchase Payments; and

     * "Contract Earnings" at any Valuation Date is the Contract Value less the sum of New Purchase Payments, Old Purchase Payments, and credits.

     TOTAL SURRENDERS; AMOUNT OF SURRENDER CHARGE -- The surrender charge for a total surrender is determined by multiplying the amount of each New Purchase Payment surrendered, that is not eligible for a free surrender, by the applicable surrender charge percentage as set forth in the following table:

                       SURRENDER CHARGE PERCENTAGE TABLE
              ----------------------------------------------------
              CONTRACT YEAR OF SURRENDER     SURRENDER CHARGE AS A
                MINUS CONTRACT YEAR OF        PERCENTAGE OF EACH
                   PURCHASE PAYMENT            PURCHASE PAYMENT
              --------------------------     ---------------------
                          0-2                         8%
                          3-4                         7
                          5-6                         6
                           7                          4
                           8                          2
                      9 and later                     0

     FREE SURRENDERS -- Surrenders taken from the following amounts ("Free Surrenders") are not subject to a surrender charge during any Contract Year: (a) any Old Purchase Payments not already surrendered; (b) 10% of all New Purchase Payments that have been received by ReliaStar Life (with the exception of Systematic Withdrawals, this does not apply to surrenders made during the first Contract Year nor to any surrenders after the first surrender made in each Contract Year thereafter); and (c) any Contract Earnings being surrendered.


     PARTIAL SURRENDERS -- The amount of the partial surrender subject to a surrender charge is determined by dividing (a) the portion of each New Purchase Payment to be surrendered which is not eligible for a Free Surrender by (b) one minus the applicable surrender charge percentage from the Surrender Charge Percentage Table set forth above. The resulting amount for each New Purchase Payment to be surrendered is then multiplied by the applicable surrender charge percentage from the Surrender Charge Percentage Table shown above to arrive at the amount of surrender charge to be assessed. The total of the amount surrendered will be subject to the surrender charge. Partial surrenders are taken first from the oldest New Purchase Payments.


     If the surrender charge is less than the Contract Value that remains immediately after surrender, it will be deducted proportionately from the Sub-Accounts that make up such Contract Value. If the surrender charge is more than such remaining Contract Value, the portion of the surrender charge that can be deducted from such remaining Contract Value will be so deducted and the balance will be deducted from the surrender payment. In computing surrenders, any portion of a surrender charge that is deducted from the remaining Contract Value will be deemed a part of the surrender.

ANNUAL CONTRACT CHARGE

     Each year on the Contract Anniversary, ReliaStar Life deducts an Annual Contract Charge of $30 from the Contract Value. ReliaStar Life will not increase the Annual Contract Charge. In any Contract Year when a Contract is surrendered for its full value on other than the Contract Anniversary, the Annual Contract Charge will be deducted at the time of such surrender. If a fixed annuity payment or a variable annuity payment is selected, then the Annual Contract Charge will be assessed and deducted in equal installments from each annuity payment. When more than one annuity is selected, then a separate Annual Contract Charge will be assessed against each annuity.

WAIVER OF CHARGES

     WAIVER OF ANNUAL CONTRACT CHARGE -- ReliaStar Life reserves the right to waive the Annual Contract Charge where the cumulative purchase payments, less any cumulative partial surrenders, exceed $50,000. ReliaStar Life reserves the right to reinstate the Annual Contract Charge on Contracts previously qualifying for the waiver, if the cumulative purchase payments, less any cumulative partial surrenders, equals or falls below $50,000 or if ReliaStar Life withdraws the waiver of the Charge.

     ReliaStar Life will not waive the Annual Contract Charges assessed and deducted from annuity payments.

MORTALITY RISK PREMIUM

     The variable annuity payments made to Annuitants will vary in accordance with the investment performance of the Sub-Accounts selected by the Owner. However, they will not be affected by the mortality experience (death rate) of persons receiving annuity payments from the Variable Account. ReliaStar Life assumes this "mortality risk" and has guaranteed the annuity rates incorporated in the Contract, which cannot be changed.

     To compensate ReliaStar Life for assuming this mortality risk and the mortality risk that Beneficiaries of Annuitants dying before the Annuity Commencement Date may receive amounts in excess of the then current Contract Value (see "Death Benefit Before the Annuity Commencement Date"), ReliaStar Life deducts a Mortality Risk Premium from the Variable Account Contract Value. The deduction is made daily in an amount that is equal to an annual rate of 0.85% of the daily Contract Values under the Variable Account.

     ReliaStar Life may not change the rate charged for the Mortality Risk Premium under any Contract.

EXPENSE RISK PREMIUM

     ReliaStar Life will not increase charges for administrative expenses regardless of its actual expenses. To compensate ReliaStar Life for assuming this expense risk, ReliaStar Life deducts an Expense Risk Premium from the Variable Account Contract Value. The deduction is made daily in an amount that is equal to an annual rate of 0.40% of the daily Variable Account Contract Values.

     ReliaStar Life may not change the rate of the Expense Risk Premium under any Contract.

ADMINISTRATION CHARGE

     ReliaStar Life deducts a daily Administration Charge from the Variable Account Contract Value in an amount equal to an annual rate of 0.15% of the daily Contract Values under the Variable Account. This charge is deducted to reimburse ReliaStar Life for the cost of providing administrative services under the Contracts and the Variable Account. ReliaStar Life may not change the rate of the Administration Charge under any Contract.

PREMIUM AND OTHER TAXES

     Various states and other governmental entities levy a premium tax, currently ranging up to 3.5%, on annuity contracts issued by insurance companies. If the Owner of the Contract lives in a governmental jurisdiction that levies such a tax, ReliaStar Life will pay the taxes when due and reserves the right to deduct the amount of the tax either from purchase payments as they are received or from the Contract Value at the Annuity Commencement Date (immediately before the Contract Value is applied to an Annuity Form) as permitted or required by applicable law.

     Premium tax rates are subject to change from time to time by legislative and other governmental action. The timing of tax levies also varies from one taxing authority to another. Consequently, in many cases the purchaser of a Contract will not be able to accurately determine the premium tax applicable to the Contract. ReliaStar Life reserves the right to deduct charges for any other tax or economic burden resulting from the application of the tax laws that it determines to be applicable to the Contract.

GENERAL: REDUCTION OR WAIVER OF CHARGES OR MINIMUM PURCHASE PAYMENTS

     Any of the charges under the Contract, as well as the minimum purchase payment requirements set forth in this Prospectus, may be reduced due to special circumstances that result in lower sales, administrative or mortality expenses. For example, special circumstances may exist in connection with sales to ReliaStar Life's policy and Contract Owners or those of affiliated insurance companies, or sales to employees or clients of ReliaStar Life or ReliaStar Life's affiliates. The amount of any reductions will reflect the reduced sales effort and administrative costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Reductions will not be unfairly discriminatory against any person, including the affected policy or Contract owners and owners of all other contracts funded by the Variable Account.

EXPENSES OF THE INVESTMENT FUNDS

     There are fees deducted from and expenses paid out of the assets of the Investment Funds that are described in the accompanying prospectuses for the Funds.


                         ADMINISTRATION OF THE CONTRACTS


     ReliaStar Life assumes the responsibilities of performing certain administrative functions relating to the Contracts and the Variable Account. These functions include, among other things, maintaining the books and records of the Variable Account and the Sub-Accounts, and maintaining records of the name, address, taxpayer identification number, Contract number, type of Contract issued to each Owner, Contract Value and other pertinent information necessary to the administration and operation of the Contracts. These administrative functions are located at: the ReliaStar Service Center, P.O. Box 5050, Minot, North Dakota 58702-5050; Telephone 1-877-884-5050.



                                  THE CONTRACTS

     The Contracts are designed for sale as non-qualified contracts and also for certain retirement plans which may be Qualified Plans. A single purchase payment can be made for a deferred annuity, or subsequent purchase payments can be made up to the maximum level of funding set forth below. The minimum amount ReliaStar Life will accept as an initial purchase payment is $10,000. ReliaStar Life may choose not to accept any subsequent purchase payment if it is less than $1,000. ReliaStar Life may also choose not to accept any subsequent purchase payment if the purchase payment together with the Contract Value at the next Valuation Date exceeds $1,000,000. Any purchase payment not accepted by ReliaStar Life will be refunded. ReliaStar Life reserves the right to accept smaller or larger initial and subsequent purchase payments in connection with special circumstances.


     If you are purchasing the Contract through a tax favored arrangement, including IRAs and Roth IRAs, you should carefully consider the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax favored arrangement itself provides for tax sheltered growth.


ALLOCATION OF PURCHASE PAYMENTS


     Purchase payments can be allocated by the Owner to up to 34 of the available Sub-Accounts of the Variable Account selected and/or to the Fixed Account. (See Appendix A.) The Fixed Account is not available to Contract Owners in the States of Maryland, Oregon, South Carolina and Washington. Any purchase payment or portion thereof for which no allocation election is made will be returned to the Owner.


     The initial purchase payment and credit will be allocated not later than two business days after receipt, if the application and all information necessary for processing the Contract are complete. ReliaStar Life may retain purchase payments for up to five business days while attempting to complete an incomplete application. If the application cannot be made complete within this period, the applicant will be informed of the reasons for the delay and the purchase payment will be returned immediately. Once the completed application is received, the payment must be allocated within two business days. ReliaStar Life will make inquiry to discover any missing information related to subsequent payments. For any subsequent purchase payments, the payments and credits will be credited at the Sub-Account Accumulation Unit Value next determined after receipt of the purchase payment.

     Upon allocation to Sub-Accounts of the Variable Account, a purchase payment and credit are converted into Accumulation Units of the Sub-Account. The amount of the purchase payment and credit allocated to a particular Sub-Account is divided by the value of an Accumulation Unit for the Sub-Account to determine the number of Accumulation Units of the Sub-Account to be held in the Variable Account with respect to the Contract. The net investment results of each Sub-Account vary primarily with the investment performance of the Investment Fund whose shares are held in the Sub-Account.

     For Contracts issued in states that require that we refund all purchase payments upon the revocation of a Contract during the free look period, we will credit the initial purchase payment and any purchase payments received prior to the Initial Purchase Payment Transfer Date plus applicable credits to the Fidelity VIP Money Market Sub-Account. In these states, if you cancel your Contract during the free look period, the Company will return your purchase payments or the Contract Value less any credits, whichever is larger.

     An Investment Fund may impose a minimum purchase requirement. If that minimum purchase requirement exceeds the aggregate of all purchase payments received by ReliaStar Life, less any redemption of Investment Fund shares resulting from transfers or surrenders, on any given day that are to be applied to a Sub-Account for the purchase of shares of such Investment Fund, such purchase payments will be refunded.

CREDITS


     A credit will be allocated to your Account Value at the same time that we allocate each purchase payment. The amount of the credit is equal to 4% of each purchase payment. This amount will be applied to each purchase payment received for at least the first two Contract Years. After the second Contract Year, the amount of the credit, and the determination of whether to pay a credit, will be in the discretion of ReliaStar Life. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions.


     We will recover the amount of the credit if you exercise your "free look" right to cancel the contract. In addition, if you start receiving annuity payments within three years of making any purchase payment, we will recover the amount of the credit that applies to that payment. Any credits payable on purchase payments made within the 12 months before the Owner's date of death will be recovered.


     The credit that is applied to your Contract is paid for or recovered by ReliaStar Life from a variety of sources. Initially, ReliaStar Life currently pays reduced distribution fees in connection with sales of Contracts. In addition, the payment of credits is also funded in part by ReliaStar Life out of the various charges and expenses that are assessed in connection with a Contract. These expenses may include the Surrender Charge, the Expense Risk Premium, the Mortality Risk Premium, and the Administrative Risk Premium. If the Contract did not apply a credit, the various charges and expenses assessed in connection with a Contract might be lower. ReliaStar Life expects that it will make a profit from the various charges and expenses assessed in connection with a Contract, including those charges and expenses that are used in part to pay the credit.

     In certain circumstances, a Contract Owner could be worse off for purchasing a contract with a credit feature. For example, if a person with an annuity contract that no longer had a surrender charge exchanged his or her contract for a new Contract with a credit feature, and then surrendered or exchanged his or her new Contract within a specified period, the surrender charge on the surrender or exchange of the new Contract could exceed the amount of the credit.


     Credits are not Purchase Payments for purposes of any discussion in this Prospectus. Credits are also not considered to be your investment in the contract for tax purposes.

SUB-ACCOUNT ACCUMULATION UNIT VALUE

     Each Sub-Account Accumulation Unit was initially valued at $10 when the first Investment Fund shares were purchased. Thereafter the value of each Sub-Account Accumulation Unit will vary up or down according to a Net Investment Factor, which is primarily based on the investment performance of the applicable Investment Fund. Investment Fund shares in the Sub-Accounts will be valued at their net asset value.

     Dividend and capital gain distributions from an Investment Fund will be automatically reinvested in additional shares of such Investment Fund and allocated to the appropriate Sub-Account. The number of Sub-Account Accumulation Units does not increase because of the additional shares, but the Accumulation Unit value may increase.

NET INVESTMENT FACTOR

     The Net Investment Factor is an index number which reflects charges under the Contract and the investment performance during a Valuation Period of the Investment Fund whose shares are held in the particular Sub-Account. If the Net Investment Factor is greater than one, the value of a Sub-Account Accumulation Unit has increased. If the Net Investment Factor is less than one, the value of a Sub-Account Accumulation Unit has decreased. The Net Investment Factor is determined by dividing (1) by (2) then subtracting (3) from the result, where:

(1)  is the net result of:

     (a) the net asset value per share of the Investment Fund shares held in the Sub-Account, determined at the end of the current Valuation Period, plus

     (b) the per share amount of any dividend or capital gain distributions made on the Investment Fund shares held in the Sub-Account during the current Valuation Period, plus or minus

     (c) a per share charge or credit for any taxes reserved for which ReliaStar Life determines to have resulted from the investment operations of the Sub-Account and to be applicable to the Contract;

(2)  is the net result of:

     (a) the net asset value per share of the Investment Fund shares held in the Sub-Account, determined at the end of the last prior Valuation Period, plus or minus

     (b) a per share charge or credit for any taxes reserved for during the last prior Valuation Period which ReliaStar Life determines to have resulted from the investment operations of the Sub-Account and to be applicable to the Contract; and

(3) is a factor representing the Mortality Risk Premium, the Expense Risk Premium and the Administration Charge deducted from the Sub-Account which factor is equal, on an annual basis, to 1.40% of the daily net asset value of the Sub-Account.

DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE

     If the Owner, including any joint Owner, dies before the Annuity Commencement Date, the Beneficiary will be entitled to receive the Death Benefit. For this purpose the Death Benefit will be:

     (1) if any Owner (including the Annuitant) dies on or before the first day of the month following the Owner's 85th birthday, the greater of (i) the Contract Value on the Death Benefit Valuation Date, or (ii) the Adjusted Purchase Payment Total, or (iii) the Reset Death Benefit;

     (2) if any Owner (including the Annuitant) dies after the first day of the month following the Owner's 85th birthday, the Contract Value on the Death Benefit Valuation Date.

     The initial Adjusted Purchase Payment Total is equal to the amount of the first Purchase Payment we receive, increased by the amount of each subsequent Purchase Payment. For each partial surrender, the Adjusted Purchase Payment Total is reduced by multiplying the current Adjusted Purchase Payment Total by the fraction A divided by B (A/B), where:

     *    A is the Contract Value immediately after the partial surrender, and

     *    B is the Contract Value immediately before the partial surrender.

     The Reset Death Benefit is equal to the Contract Value on the Reset Contract Anniversary, increased by the amount of each Purchase Payment made after the Reset Contract Anniversary. For each partial surrender taken after the Reset Contract Anniversary, the Reset Death Benefit is reduced by multiplying the Reset Death Benefit by the fraction A divided by B (A/B), where:

     *    A is the Contract Value immediately after the partial surrender, and

     *    B is the Contract Value immediately before the partial surrender.

     The Reset Contract Anniversary is the latest Specified Contract Anniversary before the death of an Owner. The Specified Contract Anniversary is in the Contract.

     Because of the formula adjustments described in the preceding paragraphs, caused by partial surrenders, in a period of declining values for Sub-Account investments a partial surrender may decrease the Death Benefit by an amount that is more than the amount of the partial surrender.

     The Contract Value in (1) will be reduced by the amount of any credits applied within 12 months of the death of any Owner.

     If a single sum is requested, it will be paid within seven days after the Death Benefit Valuation Date. If an Annuity Form is requested, it may be any Annuity Form permitted by Section 72(s) of the Code and which ReliaStar Life is willing to issue. An Annuity Form selection must be in writing and must be received by ReliaStar Life within 60 days after the date of the Owner's death, otherwise the Death Benefit as of the Death Benefit Valuation Date will be paid in a single sum to the Beneficiary and the Contract will be canceled.

     If the only Beneficiary is the Owner's surviving spouse, such spouse may continue the Contract as the Owner, and then (1) select a single sum payment, or
(2) select any Annuity Form which does not exceed such spouse's life expectancy.

     If the Beneficiary elects to receive annuity payments under an Annuity Form, the amount and duration of payments may vary depending on the Annuity Form selected and whether fixed and/or variable annuity payments are requested.
(See "Annuity Provisions.")

DEATH BENEFIT AFTER THE ANNUITY COMMENCEMENT DATE

     If the Annuitant dies after the Annuity Commencement Date, the Death Benefit, if any, shall be as stated in the Annuity Form in effect.

SURRENDER (REDEMPTION)

     If a written request is received by ReliaStar Life from the Owner before the Annuity Commencement Date, all or part of the Contract Value will be paid to the Owner after deducting any applicable surrender charge and taxes. (See "Surrender Charge (Contingent Deferred Sales Charge).")

     Partial surrenders must be at least $500. No partial surrender can cause the Contract Value to fall below $1,000. If a total surrender occurs other than on a Contract Anniversary the Annual Contract Charge will be deducted from the Contract Value before the surrender payment is made. ReliaStar Life reserves the right to limit the number of partial surrenders, and to assess a processing fee not to exceed the lesser of 2% of the partial surrender amount or $25. No processing fee will be charged in connection with total surrenders.

     Surrenders must be consented to by each collateral assignee. ReliaStar Life reserves the right to require that surrenders in excess of $50,000 be signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia, or Pacific Stock Exchange, or by a commercial bank (not a savings bank) which is a member of the Federal Deposit Insurance Corporation, or, in certain cases, by a member firm of the National Association of Securities Dealers, Inc. that has entered into an appropriate agreement with ReliaStar Life.

     ReliaStar Life may require that the Contract be returned before a surrender takes place. A surrender will take place on the next Valuation Date after the requirements for surrender are completed and payment will be made within seven days after such Valuation Date. Unless the Owner requests a partial surrender to be made from the Fixed Account or particular Sub-Accounts, a partial surrender will be taken proportionately from the Fixed Account and all Sub-Accounts on a basis that reflects their proportionate percentage of the Contract Value.

     If the Contract Value after all charges is less than $1,000, ReliaStar Life can cancel the Contract on any Contract Anniversary, or if such Contract Anniversary is not a Valuation Date, on the next Valuation Date thereafter, by paying to the Owner the Contract Value as of such Valuation Date.

     Surrender payments may be taxable and in addition may be subject to a 10% tax penalty if before age 59 1/2. Consideration should be given to the tax implications of a surrender before making a surrender request, including a surrender in connection with a Qualified Plan.

SYSTEMATIC WITHDRAWALS


     Systematic Withdrawals, which are a specialized form of Partial Surrenders (see "Surrender (Redemption)"), are offered for both Qualified Plan Contracts and for Non-Qualified Contracts. To start Systematic Withdrawals, the Contract Value must be at least $25,000. The Owner may elect to take Systematic Withdrawals from Sub-Accounts by surrendering a specified dollar amount or percentage of cumulative purchase payments on a monthly, quarterly, semi-annual or annual basis. The minimum amount of any Systematic Withdrawal is $100. Systematic Withdrawals can be taken from Variable Account Contract Value and/or Fixed Account Contract Value, but are limited annually to 10% of total cumulative purchase payments made under the Contract. A Surrender Charge will be imposed on the amount of any Systematic Withdrawal, which is not a Free Surrender. (See "Surrender Charge (Contingent Deferred Sales Charge).") Systematic Withdrawals can be discontinued by the Owner if the Contract Value falls below $10,000 or at any time by writing to ReliaStar Life's administrative office in Minot, North Dakota.


     ReliaStar Life reserves the right to modify or discontinue offering Systematic Withdrawals; however, any such modification or discontinuation will not affect any Systematic Withdrawal programs already commenced. While ReliaStar Life does not currently charge a processing fee for Partial Surrenders under this program, it reserves the right to charge a processing fee not to exceed the lesser of 2% of the Systematic Withdrawal payment or $25.

     Systematic Withdrawals may be subject to tax, including a penalty tax, and you should consult with your tax advisor before requesting any Systematic Withdrawal. (See "Taxation of Annuities.")

     Contract Owners interested in participating in the Systematic Withdrawal program can obtain a separate application form and full information about the program and its restrictions from their registered representative.

TRANSFERS

     Before the Annuity Commencement Date, the Owner can transfer amounts between Sub-Accounts or from the Sub-Accounts to the Fixed Account. Subject to certain restrictions, amounts can also be transferred from the Fixed Account to the Sub-Accounts. Currently, these are our methods by which transfers may be made: in writing, by telephone or fax, by Dollar Cost Averaging and by Portfolio Rebalancing.

WRITTEN TRANSFERS

     BEFORE THE ANNUITY COMMENCEMENT DATE -- Before the Annuity Commencement Date the Owner may request a transfer in writing, subject to any conditions or charges the Investment Funds whose shares are involved may impose, of all or part of a Sub-Account's value to other Sub-Accounts or to the Fixed Account. The transfer will be made on the first Valuation Date after the request for such a transfer is received by ReliaStar Life. Before the Annuity Commencement Date, transfers may also be made from the Fixed Account to the Variable Account, provided, that

     * transfers may only be made during the period starting 30 days before and ending 30 days after the Contract Anniversary, and only one transfer may be made during each such period,

     * no more than 50% of the Fixed Account Contract Value may be the subject of any such transfer (unless the balance, after such transfer, would be less than $1,000, in which case the full Fixed Account Contract Value may be transferred), and

     * such transfer must involve at least $500 (or the total Fixed Account Contract Value, if less).

     Currently, there is a $25 charge for each transfer in excess of 24 per Contract Year, plus any charge that may be made by the Funds. For purposes of this restriction, reallocations pursuant to the ReliaStar Life Dollar Cost Averaging, Portfolio Rebalancing, and Systematic Withdrawal services currently do not constitute transfers, and multiple transfers on a single day currently constitute a single transfer. The Company reserves the right to charge a transfer fee not to exceed $25 per transfer on any transfer and to limit the number of transfers.

     AFTER THE ANNUITY COMMENCEMENT DATE -- After the Annuity Commencement Date, an Annuitant who has selected Variable Annuity Payments can request transfer of Annuity Unit values in the same manner and subject to the same requirements as for an Owner-transfer of Sub-Account Accumulation Unit values.

     No transfers may be made to or from the Fixed Account after the Annuity Commencement Date.

     The conditions applicable to Written Transfers also apply to Telephone/Fax Transfers, Dollar Cost Averaging Transfers, and Portfolio Rebalancing.

     TELEPHONE/FAX INSTRUCTIONS -- An Owner is allowed to enter the following types of instructions either by telephone or by fax if he or she completes a telephone/fax instruction authorization form:

     *    transfers between funds,

     *    surrenders,

     *    changes of allocations among fund options,

     *    change of source funds for systematic withdrawals, and

     *    change of source funds for variable annuitization payouts.

     If you complete the telephone/fax form, you thereby agree that ReliaStar Life will not be liable for any loss, liability, cost or expense when it acts in accordance with the telephone/fax instructions received. If a telephone/fax transaction, is later determined not to have been made by you or was made without your authorization, and a loss results, you bear the risk of this loss. Any fax requests are considered telephone requests and are bound by the conditions in the telephone/fax authorization form. Any fax request should include your name, daytime telephone number, Contract number and the names of the Sub-Accounts from which and to which money will be transferred or withdrawn and the allocation percentage. ReliaStar Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. In the event ReliaStar Life does not employ such procedures, it may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of such instructions and/or tape recording telephone instructions.


     DOLLAR COST AVERAGING TRANSFERS -- You can direct ReliaStar Life to automatically transfer a fixed dollar amount or a specified percentage of Sub-Account Value to any one or more other Sub-Accounts or to the Fixed Account. No transfers from the Fixed Account are permitted under this service. The minimum transfer amount is $100. In those states that require return of purchase payments rather than Contract Value when a Contract is returned during the free look period, this service is not available until the Initial Purchase Transfer Date. Transfers may be made on a monthly, quarterly, semi-annual or annual basis. This service is intended to allow you to utilize "Dollar Cost Averaging," a long-term investment method which provides for regular, level investments over time. ReliaStar Life makes no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. You can discontinue Dollar Cost Averaging at any time by notifying ReliaStar Life in writing. Contract Owners interested in Dollar Cost Averaging can obtain an application form and full information concerning this service and its restrictions from their registered representatives.

     ReliaStar Life reserves the right to modify or discontinue offering Dollar Cost Averaging. Any such modification or discontinuation would not affect Dollar Cost Averaging transfer programs already commenced. Although ReliaStar Life currently charges no fees for transfers made under the Dollar Cost Averaging program, it reserves the right to charge a processing fee for Dollar Cost Averaging transfers not to exceed $25 per transfer.


     PORTFOLIO REBALANCING SERVICE -- You may request this service if your Contract Value is at least $25,000. If you request this service, you direct us to automatically make periodic transfers to maintain your specified percentage allocation among Sub-Accounts of the Variable Account. You may also have your allocation of future premium payments changed to be equal to this specified percentage allocation. Transfers made under this service may be made on a quarterly, semi-annual, or annual basis. This service is intended to maintain the allocation you have selected consistent with your personal objectives. This service can be discontinued if your Contract Value falls below $10,000.


     You can discontinue Portfolio Rebalancing at any time by notifying ReliaStar Life in writing. Contract Owners interested in Portfolio Rebalancing can obtain an application form and full information concerning this service and its restrictions from their registered representatives. ReliaStar Life reserves the right to modify or discontinue offering Portfolio Rebalancing. Although ReliaStar Life currently charges no fees for transfers made under the Portfolio Rebalancing program, it reserves the right to charge a processing fee for Portfolio Rebalancing transfers not to exceed $25 per transfer.

ASSIGNMENTS

     You may make a request to change the Owner of this Contract by sending us written notice. We reserve the right to deny a request to change the Owner, unless we receive written proof, satisfactory to us, that each proposed Owner is insurable.

     If the Contract is issued pursuant to or in connection with a Qualified Plan, it cannot be sold, transferred, pledged or assigned to any person or entity other than ReliaStar Life. In other circumstances, an assignment of the Contract is permitted, but only before the Annuity Commencement Date, by giving ReliaStar Life the original or a certified copy of the assignment. ReliaStar Life shall not be bound by any assignment until it is actually received by ReliaStar Life and shall not be responsible for the validity of any assignment. Any payments made or actions taken by ReliaStar Life before ReliaStar Life actually receives any assignment shall not be affected by the assignment.

CONTRACT OWNER AND BENEFICIARIES

     Unless someone else is named as the Owner in the application for the Contract, the applicant is the Owner of the Contract and before the Annuity Commencement Date may exercise all of the Owner's rights under the Contract. No more than two (2) natural persons may be named as Owner.

     The Owner may name a Beneficiary and a Successor Beneficiary. In the event an Owner dies before the Annuity Commencement Date, the Beneficiary shall receive a Death Benefit as provided in the Contract. In the event an Owner dies on or after the Annuity Commencement Date, the Beneficiary, if the Annuity Form in effect at the Owner's death so provides, may continue receiving payments, be paid a lump sum, or be paid nothing. If the Beneficiary or Successor Beneficiary is not living on the date payment is due or if no Beneficiary or Successor Beneficiary has been named, the Owner's estate will receive the applicable proceeds.

     A person named as an Annuitant, a Beneficiary or a Successor Beneficiary shall not be entitled to exercise any rights relating to the Contract or to receive any payments or settlements under the Contract or any Annuity Form, unless such person is living on the earlier of (a) the day due proof of death of the Owner, the Annuitant or the Beneficiary, whichever is applicable, is received by ReliaStar Life or (b) the tenth day after the death of the Owner, the Annuitant or the Beneficiary, whichever is applicable.

     Unless different arrangements have been made with ReliaStar Life by the Owner, if more than one Beneficiary is entitled to payments from ReliaStar Life the payments shall be in equal shares.

     Before the Annuity Commencement Date, the Owner may change the Annuitant, the Beneficiary or the Successor Beneficiary by giving ReliaStar Life written notice of the change, but the change shall not be effective until actually received by ReliaStar Life. Upon receipt by ReliaStar Life of a notice of change, the change will be effective as of the date it was signed but shall not affect any payments made or actions taken by ReliaStar Life before ReliaStar Life received the notice, and ReliaStar Life shall not be responsible for the validity of any change.

CONTRACT INQUIRIES


     Inquiries regarding a Contract may be made by writing to the ReliaStar Life Insurance Company, ReliaStar Service Center, P.O. Box 5050, Minot, North Dakota 58702-5050 or by calling 1-877-884-5050.



                               ANNUITY PROVISIONS

ANNUITY COMMENCEMENT DATE

     The Owner selects the Annuity Commencement Date, which must be the first day of a month, when making application for the Contract. The date will be the first day of the month following the Annuitant's 75th birthday unless an earlier or later date has been selected by the Owner and, if the date is later, it has been agreed to by ReliaStar Life. The earliest Annuity Commencement Date is the issue date. However, if the Annuity Commencement Date selected by the Owner does not occur on a Valuation Date at least 60 days after the date on which the Contract was issued, ReliaStar Life reserves the right to adjust the Annuity Commencement Date to the first Valuation Date after the Annuity Commencement Date selected by the Owner which is at least 60 days after the Contract issue date. If the Annuity Commencement Date occurs before the second Contract Anniversary, ReliaStar Life will deduct Surrender Charges. (See "Surrender Charge (Contingent Deferred Sales Charge).") The latest Annuity Commencement Date is the later of the Annuitant's age 85 or 10 years after the Contract issue date.

     If the Annuity Commencement Date occurs within three years of any purchase payment, the amount of any credit applied to that payment is deducted from the amount of the Contract Value.

     The Owner may change an Annuity Commencement Date selection by written notice received by ReliaStar Life at least 30 days before both the Annuity Commencement Date currently in effect and the New Annuity Commencement Date. The new date selected must satisfy the requirements for an Annuity Commencement Date.

ANNUITY FORM SELECTION

     The Owner may select a Variable Annuity Form, a Fixed Annuity Form, or both, with payments starting at the Annuity Commencement Date when making application for the Contract. Thereafter, the Owner may change the Annuity Form(s) by written notice received by ReliaStar Life before the Annuity Commencement Date. If no election has been made before the Annuity Commencement Date, ReliaStar Life will apply the Fixed Account Contract Value to provide a Fixed Annuity and the Variable Account Contract Value to provide a Variable Annuity, both in the form of a Life Annuity with Payments Guaranteed for 10 years (120 months), which shall be automatically effective.

ANNUITY FORMS

     Variable Annuity Payments and Fixed Annuity Payments are available in any of the following Annuity Forms:

     LIFE ANNUITY -- An annuity payable on the first day of each month during the Annuitant's life, starting with the first payment due according to the Contract. Payments cease with the payment made on the first day of the month in which the Annuitant's death occurs. IT WOULD BE POSSIBLE UNDER THIS ANNUITY FORM FOR THE ANNUITANT TO RECEIVE ONLY ONE PAYMENT IF HE OR SHE DIED BEFORE THE SECOND ANNUITY PAYMENT, ONLY TWO PAYMENTS IF HE OR SHE DIED BEFORE THE THIRD ANNUITY PAYMENT, ETC.

     LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS (120 MONTHS) OR 20 YEARS (240 MONTHS) -- An annuity payable on the first day of each month during the Annuitant's life, starting with the first payment due according to the Contract. If the Annuitant receives all of the guaranteed payments, payments will continue thereafter but cease with the payment made on the first day of the month in which the Annuitant's death occurs. If all of the guaranteed payments have not been made before the Annuitant's death, the unpaid installments of the guaranteed payments will be continued to the Beneficiary.

     JOINT AND FULL SURVIVOR ANNUITY -- An annuity payable on the first day of each month during the Annuitant's life and the life of a named person (the "Joint Annuitant"), starting with the first payment due according to the Contract. Payments will continue while either the Annuitant or the Joint Annuitant is living and cease with the payment made on the first day of the month in which the death of the Annuitant or the Joint Annuitant, whichever lives longer, occurs. THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS ANNUITY FORM. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVOR OF THE ANNUITANT AND THE JOINT ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

     ReliaStar Life also has other annuity forms available and information about them can be obtained by writing to ReliaStar Life.

FREQUENCY AND AMOUNT OF ANNUITY PAYMENTS

     Annuity payments will be paid as monthly installments, unless the Annuitant and ReliaStar Life agree to a different payment schedule. However, if the Contract Value at the Annuity Commencement Date is less than $5,000, ReliaStar Life may pay the Contract Value in a single sum and the Contract will be canceled. Also if a monthly payment would be or become less than $50, ReliaStar Life may change the frequency of payments to intervals that will result in payments of at least $50 each. The minimum frequency and amount of annuity payments or the minimum Contract Value required for annuity payments may vary by state.

ANNUITY PAYMENTS

     The amount of the first fixed annuity payment is determined by applying the Contract Value to be used for a fixed annuity at the Annuity Commencement Date to the annuity table in the Contract for the fixed Annuity Form selected. The table shows the amount of the initial annuity payment for each $1,000 applied and all subsequent payments shall be equal to this amount. The amount of the first variable annuity payment is determined by applying the Contract Value to be used for a variable annuity at the Annuity Commencement Date to the annuity table in the Contract for the Annuity Form selected.

     Subsequent variable annuity payments vary in amount in accordance with the investment performance of the applicable Sub-Account. Assuming annuity payments are based on the unit values of a single Sub-Account, the dollar amount of the first annuity payment, determined as set forth above, is divided by the Sub-Account Annuity Unit Value as of the Annuity Commencement Date to establish the number of Variable Annuity Units representing each annuity payment. This number of Variable Annuity Units remains fixed during the annuity payment period. The dollar amount of the second and subsequent payments is not predetermined and may change from month to month. The dollar amount of the second and each subsequent payment is determined by multiplying the fixed number of Variable Annuity Units by the Sub-Account Annuity Unit Value for the Valuation Period with respect to which the payment is due. If the monthly payment is based upon the Annuity Unit Values of more than one Sub-Account, the foregoing procedure is repeated for each applicable Sub-Account and the sum of the payments based on each Sub-Account is the amount of the monthly annuity payment.

     The annuity tables in the Contracts are based on the annuity mortality table as defined in the Contract.

     ReliaStar Life guarantees that the dollar amount of each variable annuity payment after the first payment will not be affected by variations in expenses (including those related to the Variable Account) or in mortality experience from the mortality assumptions used to determine the first payment.

SUB-ACCOUNT ANNUITY UNIT VALUE

     A Sub-Account's Variable Annuity Units will initially be valued at $10 each at the time Accumulation Units with respect to the Sub-Account are first converted into Variable Annuity Units. The Sub-Account Annuity Unit Value for any subsequent Valuation Period is determined by multiplying the Sub-Account Annuity Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account for the Valuation Period for which the Sub-Account Annuity Unit Value is being calculated, and multiplying the result by an interest factor to neutralize the assumed investment rate of 4% per annum built into the annuity tables contained in the Contracts. (See "Net Investment Factor.")

ASSUMED INVESTMENT RATE

     An assumed investment rate is built into the annuity tables contained in the Contracts. If the actual net investment rate on the assets of the Variable Account is the same as the assumed investment rate, variable annuity payments will remain level. If the actual net investment rate exceeds the assumed investment rate, variable annuity payments will increase and conversely, if it is less than the assumed investment rate the payments will decrease.

                               FEDERAL TAX STATUS

INTRODUCTION

     THIS DISCUSSION IS GENERAL AND NOT INTENDED AS TAX ADVICE. The discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract.

     The Contract may be purchased on a non-qualified basis ("Non-Qualified Contract") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Contract"). The Qualified Contract is designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Section 408 or 408A of the Internal Revenue Code (the "Code").

     The ultimate effect of Federal income taxes on the amounts held under a Contract, or annuity payments, and on the economic benefit to the Owner, the Annuitant, or the Beneficiary depends on the age and the tax and employment status of the individual concerned, the type of retirement plan, and on ReliaStar Life's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract.

     This discussion is based on ReliaStar Life's understanding of Federal Income Tax Laws as currently interpreted. No representation is made regarding the likelihood of the continuation of the present Federal Income Tax Laws or the current interpretations by the Internal Revenue Service ("IRS"). No attempt is made to consider any applicable state or other tax laws.

     The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

TAX STATUS OF THE CONTRACT

   DIVERSIFICATION REQUIREMENTS

     Section 817(h) of the Code provides that separate account investments underlying a contract must be "adequately diversified" in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Variable Account, through each of the Investment Funds, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Sub-Accounts may be invested. Although ReliaStar Life does not have control over the Investment Funds in which the Variable Account invests, ReliaStar Life expects that each Investment Fund in which the Variable Account owns shares will meet the diversification requirements and that the Contract will be treated as an annuity contract under the Code.

     The Treasury has also announced that the diversification regulations do not provide guidance concerning the extent to which Owners may direct their investments to particular Sub-Accounts of a variable account or how concentrated the investments of the Investment Funds underlying a variable account may be. The number of underlying investment options available under a variable product may also be relevant in determining whether the product qualifies for the desired tax treatment. It is possible that if additional rules, regulations or guidance in this regard are issued, the Contract may need to be modified to comply with such additional rules or guidance. For these reasons, ReliaStar Life reserves the right to modify the Contract as necessary to attempt to prevent the Owner from being considered the owner of the assets of the Investment Funds or otherwise to qualify the Contract for favorable tax treatment.


   REQUIRED DISTRIBUTIONS

     NON-QUALIFIED CONTRACTS -- In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Owner dies on or after the Annuity Commencement Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the Annuity Commencement Date, the entire interest in the Contract will be distributed within five years after the date of the Owner's death. These requirements will be considered satisfied as to any portion of the Owner's interest which is payable to or for the benefit of a "designated Beneficiary" and which is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of that Owner's death. The Owner's "designated Beneficiary" is the person designated by such owner as a Beneficiary and to whom ownership of the Contract passes by reason of death and must be a natural person. However, if the Owner's "designated Beneficiary" is the surviving spouse of the Owner, the Contract may be continued with the surviving spouse as the new Owner. If the Owner is not an individual, any change in the primary Annuitant is treated as a change of Owner for tax purposes.

     The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. ReliaStar Life intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise. Other rules may apply to Qualified Contracts.

TAXATION OF ANNUITIES

   IN GENERAL

     Section 72 of the Code governs taxation of annuities in general. ReliaStar Life believes that an Owner who is a natural person generally is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Value (e.g., partial surrenders and complete surrenders) or as annuity payments under the Annuity Form selected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or annuity) is taxable as ordinary income.

     The Owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the net surrender value over the "investment in the contract" during the taxable year. ReliaStar Life restricts ownership of Non-Qualified Contracts to no more than two natural persons.

     The following discussion generally applies to Contracts owned by natural persons.

   SURRENDERS

     In the case of a full surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract." The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of any individual under a Contract which was not excluded from the individual's gross income.

     NON-QUALIFIED CONTRACTS -- In the case of a surrender from a Non-Qualified Contract before the Annuity Commencement Date, under Code Section 72(e) amounts received are generally first treated as taxable income to the extent that the Contract Value exceeds the "investment in the contract" at that time. Any additional amount surrendered is not taxable.

     QUALIFIED CONTRACTS -- In the case of a surrender from a Qualified Contract, under Section 72(e) of the Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. For Qualified Contracts the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

     A Federal penalty tax may apply to certain surrenders. (See "Penalty Tax on Certain Distributions".)

   ANNUITY PAYMENTS

     Although tax consequences may vary depending on the Annuity Form selected under the Contract, in general, only the portion of the Annuity Payment that represents the amount by which the Contract Value exceeds the investment in the Contract will be taxed. For variable annuity payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the amount of his or her investment in the contract. For fixed annuity payments, in general, there is no tax on the portion of each payment which represents the same ratio that the investment in the contract bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable until the recovery of the investment in the Contract, and thereafter the full amount or each annuity payment is taxable.

TAXATION OF DEATH BENEFIT PROCEEDS

     Amounts may be distributed from a Contract because of the death of an Owner or an Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

PENALTY TAX ON CERTAIN DISTRIBUTIONS

     In the case of a distribution pursuant to a Non-Qualified Contract, a Federal penalty equal to 10% of the amount treated as taxable income may be imposed. In general, however, there is no penalty on distributions:

     *    made on or after the taxpayer reaches age 59 1/2;

     * made on or after the death of the holder (a holder is considered an Owner) (or if the holder is not an individual, the death of the primary annuitant);

     *    attributable to the taxpayer's becoming disabled;

     * a part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;

     * made under an annuity contract that is purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; and

     * made under certain annuities issued in connection with structured settlement agreements.

     Other tax penalties may apply to certain distributions under a Qualified Contract, as well as to certain contributions to, and other circumstances applicable to the Qualified Plan of which the Qualified Contract is part.

POSSIBLE CHANGES IN TAXATION

     Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT

     A transfer of ownership or assignment of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, assignment, or exchange of a Contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

WITHHOLDING

     Pension and annuity distributions generally are subject to withholding for the recipient's Federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions.

MULTIPLE CONTRACTS

     Section 72(e)(11) of the Code treats non-qualified deferred annuity contracts issued by ReliaStar Life (or its affiliates) to the same Owner during any calendar year as one annuity contract for purposes of determining the amount includible in gross income under Code Section 72(e). The effects of this rule are not yet clear; however, it could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same Owner. Accordingly, an Owner should consult a competent tax adviser before purchasing more than one annuity contract.

TAXATION OF QUALIFIED PLANS

     The Contracts are designed for use with several types of Qualified Plans. The tax rules applicable to participants in these Qualified Plans vary according to the type of plan and the terms of the plan itself. Favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences can result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount;

and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of Qualified Plans. Contract Owners, the Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these Qualified Plans will be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contracts issued in connection with the plans. ReliaStar Life is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless ReliaStar Life consents. Brief descriptions follow of the various types of Qualified Plans in connection with a Contract.

   INDIVIDUAL RETIREMENT ANNUITIES

     Section 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". All IRAs are subject to limits on the amount that may be contributed, the persons who are eligible, and on the time when distributions may commence.

     TRADITIONAL IRAs -- Section 408 of the Code governs "traditional" IRAs. Subject to certain income limits, contributions to a traditional IRA may be tax deductible. Distributions from a traditional IRA, if attributable to deductible contributions, are generally subject to income tax. Distributions must begin in the year the Contract owner reaches age 70 1/2 for the traditional IRA, but not for the Roth IRA (see below). Distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into a traditional IRA.

     ROTH IRAs -- Section 408A of the Code permits individuals to contribute to a special type of IRA called a Roth IRA. The IRA must be designated as a "Roth IRA" at the time it is established, in accordance with IRS rules. Contributions to a Roth IRA are not deductible. If certain conditions are met, qualified distributions from a Roth IRA are tax free. Subject to special limitations, a distribution from a traditional IRA or another Roth IRA may be rolled over to a Roth IRA.

     Sales of a Contract for use with traditional or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRS qualification requirements.

POSSIBLE CHARGE FOR RELIASTAR'S TAXES

     At the present time, ReliaStar Life makes no charge to the Sub-Accounts for any Federal, state, or local taxes that ReliaStar Life incurs which may be attributable to such Sub-Accounts or to the Contracts. ReliaStar Life, however, reserves the right in the future to make a charge for any such tax laws that it determines to be properly attributable to the Sub-Accounts or the Contracts.

OTHER TAX CONSEQUENCES

     As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect ReliaStar Life's understanding of current law and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.


                              VOTING OF FUND SHARES

     As long as the Variable Account is registered as a unit investment trust under the Investment Company Act of 1940 and the assets of the Variable Account are allocated to Sub-Accounts that are invested in Investment Fund shares, the Investment Fund shares held in the Sub-Accounts will be voted by ReliaStar Life in accordance with instructions received from the person having voting interests under the Contracts as described below. If ReliaStar Life determines pursuant to applicable law or regulation that Investment Fund shares held in the Sub-Accounts and attributable to the Contracts need not be voted pursuant to instructions received from persons otherwise having the voting interests, then ReliaStar Life may vote such Investment Fund shares held in the Sub-Accounts in its own right.

     Before the Annuity Commencement Date, the Owner shall have the voting interest with respect to the Investment Fund shares attributable to the Contract. On and after the Annuity Commencement Date, the person then entitled to receive annuity payments shall have the voting interest with respect to the Investment Fund shares. Such voting interest will generally decrease during the annuity payout period.

     Any Investment Fund shares held in the Variable Account for which we do not receive timely voting instructions, or which are not attributable to Contract Owners, will be voted by us in proportion to the instructions received from all Contract

Owners having a voting interest in the Investment Fund. Any Investment Fund shares held by us or any of our affiliates in general accounts will, for voting purposes, be allocated to all separate accounts having voting interests in the Investment Fund in proportion to each account's voting interest in the respective Investment Fund and will be voted in the same manner as are the respective account's vote.

     All Investment Fund proxy material will be sent to persons having voting interests together with appropriate forms which may be used to give voting instructions. Persons entitled to voting interests and the number of votes which they may cast shall be determined as of a record date, to be selected by ReliaStar Life, not more than 90 days before the meeting of the applicable Fund.

     Persons having voting interests under the Contracts as described above will not, as a result thereof, have voting interests with respect to meetings of the stockholders of ReliaStar Life.


                          DISTRIBUTION OF THE CONTRACTS


     The Contracts will be distributed by the General Distributor, Washington Square Securities, Inc., 20 Washington Avenue South, Minneapolis, Minnesota 55401, which is an affiliate of ReliaStar Life. The Contracts will be sold by licensed insurance agents in those states where the Contracts can be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. Commissions and other distribution compensation will be paid by ReliaStar Life. Generally such payments will not exceed 8.0% of the purchase payments. In some cases a trail commission based on the Contract Value may also be paid.



                                   REVOCATION

     The Contract Owner may revoke the contract at any time between the date of Application and the date 10 days after receipt of the Contract and receive a refund of the Contract Value unless otherwise required by state and/or federal law. All Individual Retirement Annuity refunds will be for a return of purchase payments. In order to revoke the Contract, it must be mailed or delivered to ReliaStar Life's Contract Administrator at the mailing address shown below or the agent through whom it was purchased. Mailing or delivery must occur on or before 10 days after receipt of the Contract for revocation to be effective. In order to revoke the Contract written notice must be mailed or delivered to:


                            ReliaStar Life Insurance Company
                            ReliaStar Service Center
                            P.O. Box 5050
                            Minot, ND 58702-5050


     The liability of the Variable Account under this provision is limited to the Contract Value in each Sub-Account on the date of revocation. Any additional amounts refunded to the Contract Owner will be paid by ReliaStar Life.


                                REPORTS TO OWNERS


     ReliaStar Life will mail to the Contract Owner, at the last known address of record at the administrative office of ReliaStar Life, at least annually after the first Contract Year, a report containing such information as may be required by any applicable law or regulation and a statement showing the Contract Value.

     To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Funds, will be mailed to your household, even if you or other persons in your household have more than one contract issued by ReliaStar Life or an affiliate. Call 1-877-884-5050 if you need additional copies of financial reports, prospectuses, or annual and semi-annual reports, or if you would like to receive one copy for each contract in all future mailings.

                                LEGAL PROCEEDINGS

     The Variable Account is not a party to any pending legal proceedings.

     The Company is a defendant in various lawsuits in connection with the normal conduct of its insurance operations. Some of the claims seek to be granted class action status and many of the claims seek both compensatory and punitive damages. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse impact to the financial position of the Company. It should be noted, however, that a number of financial services companies have been subjected to significant awards in connection with punitive damages claims and the Company can make no assurances that it will not be subjected to such an award. The defense of the putative class actions pending against the Company may require the commitment of substantial internal resources and the retention of legal counsel and expert advisors.

     The Company is a defendant in litigation in New York State court regarding an alleged reinsurance contract. The plaintiff alleges damages in excess of $100 million. The Company believes that no contract exists and the suit is without merit. The Company filed a motion for summary judgment on February 18, 2000. If the court does not grant the Company's motion, the case may go to trial later this year.


                                     EXPERTS

     The financial statements of ReliaStar Select Variable Account as of December 31, 1999 and for each of the two years in the period then ended are incorporated by reference in the Statement of Additional Information. The financial statements of ReliaStar Life Insurance Company as of and for the years ended December 31, 1999 and 1998 are incorporated by reference in the Statement of Additional Information. The financial statements for the Variable Account and ReliaStar Life have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated by reference and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.



                               FURTHER INFORMATION

     A Registration Statement under the Securities Act of 1933 has been filed with the Securities and Exchange Commission, with respect to the Contracts described herein. The Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto, to which reference is hereby made for further information concerning the Variable Account, ReliaStar Life and the Contracts. The information so omitted may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fee prescribed by the Commission, or examined there without charge. Statements contained in this Prospectus as to the provisions of the Contracts and other legal documents are summaries, and reference is made to the documents as filed with the Commission for a complete statement of the provisions thereof.

     INFORMATION ABOUT THE FIXED ACCOUNT CAN BE FOUND IN APPENDIX A, AND CONDENSED FINANCIAL INFORMATION CAN BE FOUND IN APPENDIX B.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS


Introduction ..........................................................   SAI-2

Administration of the Contracts .......................................   SAI-2

Custody of Assets .....................................................   SAI-2

Experts ...............................................................   SAI-2

Distribution of the Contracts .........................................   SAI-2

Calculation of Yield and Return .......................................   SAI-2

Financial Statements ..................................................   SAI-11


--------------------------------------------------------------------------------

If you would like to receive a copy of the Statement of Additional Information for the ReliaStar Select Variable Account Advantage SE Variable Annuity, please call 1-877-884-5050 or return this request to:

RELIASTAR LIFE INSURANCE COMPANY
RELIASTAR SERVICE CENTER
P.O. BOX 5050
MINOT, ND 58702-5050



Your name
          ----------------------------------------------------------------------

Address
        ------------------------------------------------------------------------

City                               State                       Zip
     -----------------------------       ---------------------     -------------

Please send me a copy of the ReliaStar Select Variable Account Advantage SE Variable Annuity Statement of Additional Information.

--------------------------------------------------------------------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ACCOMPANYING INVESTMENT FUND PROSPECTUSES AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

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                                   APPENDIX A

                                THE FIXED ACCOUNT

     CONTRIBUTIONS UNDER THE FIXED PORTION OF THE CONTRACT AND TRANSFERS TO THE FIXED PORTION BECOME PART OF THE GENERAL ACCOUNT OF RELIASTAR LIFE (THE "FIXED ACCOUNT"), WHICH SUPPORTS INSURANCE AND ANNUITY OBLIGATIONS. INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") NOR IS THE FIXED ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTEREST THEREIN ARE GENERALLY SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACT AND RELIASTAR LIFE HAS BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED PORTION OF THE CONTRACT. DISCLOSURES REGARDING THE FIXED PORTION OF THE ANNUITY CONTRACT AND THE FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

     The Fixed Account is made up of all of the general assets of ReliaStar Life other than those allocated to any separate account. Purchase payments will be allocated to the Fixed Account as elected by the Owner at the time of purchase or as subsequently changed. ReliaStar Life will invest the assets of the Fixed Account in those assets chosen by ReliaStar Life and allowed by applicable law.

     ReliaStar Life guarantees that it will credit interest at a rate of not less than 3% per year, compounded annually, to amounts allocated to the Fixed Account under the Contract. ReliaStar Life may credit interest at a rate in excess of 3% per year; however, ReliaStar Life is not obligated to do so. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 3% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF RELIASTAR LIFE. THE OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR ANY GIVEN YEAR.


                                       A-1
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


                                   APPENDIX B

           PERFORMANCE INFORMATION AND CONDENSED FINANCIAL INFORMATION


PERFORMANCE INFORMATION

     From time to time, ReliaStar Life may advertise or include in sales literature yields, effective yields, and total returns for the available Sub-Accounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE.

     Yields, effective yields and total returns for the Sub-Accounts are based on the investment performance of the corresponding portfolios of the Investment Funds. The performance in part reflects the Investment Funds' expenses. See the prospectuses for the Investment Funds.

     The yield of the Sub-Account investing in Fidelity's VIP Money Market Portfolio refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

     The yield of a Sub-Account (except the Money Market Sub-Account investing in Fidelity's VIP Money Market Portfolio) refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

     Total returns generally will be presented in "standardized" format. This means, among other things, that performance will be shown from the date of inception of the Variable Account, or, if later, the inception date of the applicable Investment Fund. In some instances, "non-standardized" returns may be shown from prior to the inception date of the Variable Account. Non-standardized information will be accompanied by standardized information.

     Performance information may reflect the addition of a 4% credit on purchase payments. The impact of credits on total return is particularly pronounced for the shorter durations for which total return is measured, such as one and three years. You should take this into consideration in any comparison of total return between the sub-accounts and investment options offered pursuant to other annuities.

     When a Sub-Account has been in operation for one, five, and ten years, respectively, the average annual total return for these periods will be provided. For periods prior to the date the Sub-Account commenced operations, performance information for Contracts funded by the Sub-Accounts will be calculated based on the performance of the Investment Funds' portfolios and the assumption that the Sub-Accounts were in existence for the same periods as those indicated for the Investment Funds' portfolios, with the level of Contract charges that were in effect at the inception of the Sub-Accounts for the Contracts.


     Some of the Sub-Accounts invest in service class shares that assess a 12b-1 fee. These service class shares were not available through the Variable Account until June 5, 2000, and were not offered by the applicable Fund until after the original inception date of that Fund. Non-standardized performance of these service class shares is shown from the original Fund inception date. Performance up to the date that the specific class of service class shares was first offered by the applicable Fund has been calculated based on the performance of the initial class of shares offered by that Fund. Actual performance for service class shares will be lower than for initial class shares because of the assessment of a 12b-1 fee on service class shares.


     ReliaStar Life may, from time to time, also disclose yield and total returns for the portfolios of the Investment Funds, including such disclosure for periods prior to the dates the Sub-Accounts commenced operations.

     ReliaStar Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs or charts.

     Advertising and sales literature may compare the performance of each Sub-Account to the Standard & Poor's Composite Index of 500 Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

     Each Sub-Account may, from time to time, advertise or include in sales literature performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

SUB-ACCOUNT ACCUMULATION UNIT VALUES


     The following table shows, for each Sub-Account of the Variable Account, the value of a Sub-Account Accumulation Unit as they are invested in portfolios at the dates shown, and the total number of Sub-Account Accumulation Units outstanding at the end of each period.

                                                                           YEAR ENDED DECEMBER 31
                                                -----------------------------------------------------------------------
           SUB-ACCOUNT INVESTING IN                  1999           1998            1997        1996     1995     1994
           ------------------------             -------------   ------------   -------------   ------   ------   ------
AIM VARIABLE INSURANCE FUNDS:
  AIM V.I. DENT DEMOGRAPHIC TRENDS
  FUND
  (Since May 1, 2000)
  Beginning of period ........................            --             --              --       --       --       --
  End of period ..............................            --             --              --       --       --       --
  Units outstanding at end of period .........            --             --              --       --       --       --
THE ALGER AMERICAN FUND:
  ALGER AMERICAN GROWTH PORTFOLIO
  (Since August 8, 1997)
  Beginning of period ........................    $  14.3117      $  9.8005       $ 10.0000       --       --       --
  End of period ..............................    $  18.8769      $ 14.3117       $  9.8005       --       --       --
  Units outstanding at end of period .........     2,499,069        651,530          63,728       --       --       --
  ALGER AMERICAN LEVERAGED ALLCAP
   PORTFOLIO
  (Since May 1, 2000)
  Beginning of period ........................            --             --              --       --       --       --
  End of period ..............................            --             --              --       --       --       --
  Units outstanding at end of period .........            --             --              --       --       --       --
  ALGER AMERICAN MIDCAP GROWTH
   PORTFOLIO
  (Since August 8, 1997)
  Beginning of period ........................    $  12.5561      $  9.7711       $ 10.0000       --       --       --
  End of period ..............................    $  16.3264      $ 12.5561       $  9.7711       --       --       --
  Units outstanding at end of period .........       455,927        204,638          59,897       --       --       --
  ALGER AMERICAN SMALL
   CAPITALIZATION PORTFOLIO
  (Since August 8, 1997)
  Beginning of period ........................    $  11.4116      $ 10.0159       $ 10.0000       --       --       --
  End of period ..............................    $  16.1404      $ 11.4116       $ 10.0159       --       --       --
  Units outstanding at end of period .........       408,867        254,748          73,647       --       --       --
FIDELITY VARIABLE INSURANCE PRODUCTS
 FUND (VIP):
  VIP EQUITY-INCOME PORTFOLIO --
   SERVICE CLASS 2
  (Since June 5, 2000)
  Beginning of period ........................            --             --              --       --       --       --
  End of period ..............................            --             --              --       --       --       --
  Units outstanding at end of period .........            --             --              --       --       --       --
  VIP GROWTH PORTFOLIO -- SERVICE
   CLASS 2
  (Since June 5, 2000)
  Beginning of period ........................            --             --              --       --       --       --
  End of period ..............................            --             --              --       --       --       --
  Units outstanding at end of period .........            --             --              --       --       --       --

                                                                            YEAR ENDED DECEMBER 31
                                              -----------------------------------------------------------------------------------
           SUB-ACCOUNT INVESTING IN                1999          1998          1997          1996          1995          1994
           ------------------------           ------------- ------------- ------------- ------------- ------------- -------------
  VIP HIGH INCOME PORTFOLIO --
   SERVICE CLASS 2
  (Since June 5, 2000)
  Beginning of period ........................          --            --            --            --            --            --
  End of period ..............................          --            --            --            --            --            --
  Units outstanding at end of period .........          --            --            --            --            --            --
  VIP MONEY MARKET PORTFOLIO --
   INITIAL CLASS
  (Since January 6, 1994)
  Beginning of period ........................  $  12.0719    $  11.6055    $  11.1555    $  10.7316    $  10.2767     $ 10.0000
  End of period ..............................  $  12.5217    $  12.0719    $  11.6055    $  11.1555    $  10.7316     $ 10.2767
  Units outstanding at end of period .........   5,232,470     2,569,427     2,122,382     1,558,218     1,002,405       427,592
FIDELITY VARIABLE INSURANCE PRODUCTS
 FUND II (VIP II):
  VIP II CONTRAFUND(R) PORTFOLIO --
   SERVICE CLASS 2
  (Since June 5, 2000)
  Beginning of period ........................          --    $       --            --            --            --            --
  End of period ..............................          --            --            --            --            --            --
  Units outstanding at end of period .........          --            --            --            --            --            --
  VIP II INDEX 500 PORTFOLIO -- INITIAL
   CLASS
  (Since January 6, 1994)
  Beginning of period ........................  $  26.9978    $  21.3328    $  16.3012    $  13.4594    $   9.9476     $ 10.0000
  End of period ..............................  $  32.0860    $  26.9978    $  21.3328    $  16.3012    $  13.4594     $  9.9476
  Units outstanding at end of period .........   3,625,706     2,817,908     1,881,104     1,010,296       314,004        89,274
  VIP II INVESTMENT GRADE BOND
   PORTFOLIO -- INITIAL CLASS
  (Since January 6, 1994)
  Beginning of period ........................  $  12.8823    $  12.0011    $  11.1581    $  10.9662    $   9.4774     $ 10.0000
  End of period ..............................  $  12.5711    $  12.8823    $  12.0011    $  11.1581    $  10.9662     $  9.4774
  Units outstanding at end of period .........   1,302,913     1,152,135       711,350       709,332       668,429       306,289
JANUS ASPEN SERIES:
  AGGRESSIVE GROWTH PORTFOLIO --
   SERVICE SHARES
  (Since June 5, 2000)
  Beginning of period ........................          --            --            --            --            --            --
  End of period ..............................          --            --            --            --            --            --
  Units outstanding at end of period .........          --            --            --            --            --            --
  GROWTH PORTFOLIO --
   SERVICE SHARES
  (Since June 5, 2000)
  Beginning of period ........................          --            --            --            --            --            --
  End of period ..............................          --            --            --            --            --            --
  Units outstanding at end of period .........          --            --            --            --            --            --
  INTERNATIONAL GROWTH PORTFOLIO --
   SERVICE SHARES
  (Since June 5, 2000)
  Beginning of period ........................          --            --            --            --            --            --
  End of period ..............................          --            --            --            --            --            --
  Units outstanding at end of period .........          --            --            --            --            --            --

                                                                        YEAR ENDED DECEMBER 31
                                                ------------------------------------------------------------------------
           SUB-ACCOUNT INVESTING IN                  1999            1998            1997        1996     1995     1994
           ------------------------             -------------   -------------   -------------   ------   ------   ------
  WORLDWIDE GROWTH PORTFOLIO --
   SERVICE SHARES
  (Since June 5, 2000)
  Beginning of period ........................            --              --              --       --       --       --
  End of period ..............................            --              --              --       --       --       --
  Units outstanding at end of period .........            --              --              --       --       --       --
NEUBERGER BERMAN ADVISERS
 MANAGEMENT TRUST ("AMT"):
  LIMITED MATURITY BOND PORTFOLIO
  (Since August 8, 1997)
  Beginning of period ........................    $  10.4985      $  10.1977       $ 10.0000       --       --       --
  End of period ..............................    $  10.5065      $  10.4985       $ 10.1977       --       --       --
  Units outstanding at end of period .........       653,472         483,372          44,381       --       --       --
  PARTNERS PORTFOLIO
  (Since August 8, 1997)
  Beginning of period ........................    $  10.5535      $  10.2690       $ 10.0000       --       --       --
  End of period ..............................    $  11.1748      $  10.5535       $ 10.2690       --       --       --
  Units outstanding at end of period .........     1,101,648       1,291,067         337,731       --       --       --
  SOCIALLY RESPONSIVE PORTFOLIO
  (Since April 30, 1999)
  Beginning of period ........................            --              --              --       --       --       --
  End of period ..............................    $  10.6549              --              --       --       --       --
  Units outstanding at end of period .........        22,281              --              --       --       --       --
OCC ACCUMULATION TRUST:
  EQUITY PORTFOLIO
  (Since August 8, 1997)
  Beginning of period ........................    $  11.7390      $  10.6414       $ 10.0000       --       --       --
  End of period ..............................    $  11.8711      $  11.7390       $ 10.6414       --       --       --
  Units outstanding at end of period .........       284,469         248,818          57,717       --       --       --
  GLOBAL EQUITY PORTFOLIO
  (Since August 8, 1997)
  Beginning of period ........................    $  10.5687      $   9.4596       $ 10.0000       --       --       --
  End of period ..............................    $  13.1877      $  10.5687       $  9.4596       --       --       --
  Units outstanding at end of period .........        40,473          29,458          10,483       --       --       --
  MANAGED PORTFOLIO
  (Since August 8, 1997)
  Beginning of period ........................    $  10.6494      $  10.0805       $ 10.0000       --       --       --
  End of period ..............................    $  11.0271      $  10.6494       $ 10.0805       --       --       --
  Units outstanding at end of period .........       967,119       1,513,567         278,744       --       --       --
  SMALL CAP PORTFOLIO
  (Since August 8, 1997)
  Beginning of period ........................    $   9.1478      $  10.1963       $ 10.0000       --       --       --
  End of period ..............................    $   8.8561      $   9.1478       $ 10.1963       --       --       --
  Units outstanding at end of period .........       407,689         369,821          94,123       --       --       --
PILGRIM VARIABLE PRODUCTS TRUST
 (PILGRIM):
  GROWTH OPPORTUNITIES PORTFOLIO
  (Since May 1, 2000)
  Beginning of period ........................            --              --              --       --       --       --
  End of period ..............................            --              --              --       --       --       --
  Units outstanding at end of period .........            --              --              --       --       --       --

                                                                        YEAR ENDED DECEMBER 31
                                              ----------------------------------------------------------------------------
           SUB-ACCOUNT INVESTING IN                1999          1998          1997          1996          1995      1994
           ------------------------           ------------- ------------- ------------- ------------- ------------- ------
 GROWTH + VALUE PORTFOLIO
 (Since January 3, 1995)
 Beginning of period ........................   $ 19.9820     $ 16.9801     $ 15.0172     $ 12.3714     $ 10.0000    --
 End of period ..............................   $ 38.4240     $ 19.9820     $ 16.9801     $ 15.0172     $ 12.3714    --
 Units outstanding at end of period .........     666,517       595,830       613,041       376,557        16,298    --
 HIGH YIELD BOND PORTFOLIO
 (Since August 8, 1997)
 Beginning of period ........................   $ 10.0955     $ 10.3496     $ 10.0000            --            --    --
 End of period ..............................   $  9.6354     $ 10.0955     $ 10.3496            --            --    --
 Units outstanding at end of period .........     368,743       389,807        55,079            --            --    --
 INTERNATIONAL VALUE PORTFOLIO
 (Since August 8, 1997)
 Beginning of period ........................   $ 11.6165     $ 10.0738     $ 10.0000            --            --    --
 End of period ..............................   $ 17.2046     $ 11.6165     $ 10.0738            --            --    --
 Units outstanding at end of period .........     284,973       232,846        59,173            --            --    --
 MAGNACAP PORTFOLIO
 (Since May 1, 2000)
 Beginning of period ........................          --            --            --            --            --    --
 End of period ..............................          --            --            --            --            --    --
 Units outstanding at end of period .........          --            --            --            --            --    --
 MIDCAP OPPORTUNITIES PORTFOLIO
 (Since May 1, 2000)
 Beginning of period ........................          --            --            --            --            --    --
 End of period ..............................          --            --            --            --            --    --
 Units outstanding at end of period .........          --            --            --            --            --    --
 RESEARCH ENHANCED INDEX PORTFOLIO
 (Since January 3, 1995)
 Beginning of period ........................   $ 13.4190     $ 13.6825     $ 12.7208     $ 11.3881     $ 10.0000    --
 End of period ..............................   $ 14.0038     $ 13.4190     $ 13.6825     $ 12.7208     $ 11.3881    --
 Units outstanding at end of period .........     464,405       480,880       286,906       152,651        21,964    --
 SMALLCAP OPPORTUNITIES PORTFOLIO
 (Since January 3, 1995)
 Beginning of period ........................   $ 17.7950     $ 15.3827     $ 13.4910     $ 12.0224     $ 10.0000    --
 End of period ..............................   $ 42.3014     $ 17.7950     $ 15.3827     $ 13.4910     $ 12.0224    --
 Units outstanding at end of period .........     434,003       323,803       261,038       143,393        38,118    --
PUTNAM VARIABLE TRUST:
 PUTNAM VT GROWTH AND INCOME
  FUND -- CLASS IB SHARES
 (Since June 5, 2000)
 Beginning of period ........................          --            --            --            --            --    --
 End of period ..............................          --            --            --            --            --    --
 Units outstanding at end of period .........          --            --            --            --            --    --
 PUTNAM VT NEW OPPORTUNITIES FUND --
  CLASS IB SHARES
 (Since June 5, 2000)
 Beginning of period ........................          --            --            --            --            --    --
 End of period ..............................          --            --            --            --            --    --
 Units outstanding at end of period .........          --            --            --            --            --    --
 PUTNAM VT VOYAGER FUND --
  CLASS IB SHARES
 (Since June 5, 2000)
 Beginning of period ........................          --            --            --            --            --    --
 End of period ..............................          --            --            --            --            --    --
 Units outstanding at end of period .........          --            --            --            --            --    --

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


                       STATEMENT OF ADDITIONAL INFORMATION


                                -----------------


              INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS
                                    ISSUED BY
                        RELIASTAR SELECT VARIABLE ACCOUNT
                                       AND
                        RELIASTAR LIFE INSURANCE COMPANY


     This Statement of Additional Information is not a Prospectus, but should be read in conjunction with the Prospectus dated June 5, 2000 (the "Prospectus") relating to the Advantage SE Individual Deferred Variable/Fixed Annuity Contracts issued by ReliaStar Select Variable Account (the "Variable Account") and ReliaStar Life Insurance Company ("ReliaStar Life"). Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus. A copy of the Prospectus may be obtained from ReliaStar Life's Service Center at P.O. Box 5050, Minot, North Dakota 58702-5050, by calling 1-877-884-5050, or from Washington Square Securities, Inc., 20 Washington Avenue South, Minneapolis, Minnesota 55401.


     Capitalized terms used in this Statement of Additional Information that are not otherwise defined herein shall have the meanings given to them in the Prospectus.


                                -----------------

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Introduction ..........................................................   SAI-2
Administration of the Contracts .......................................   SAI-2
Custody of Assets .....................................................   SAI-2
Experts ...............................................................   SAI-2
Distribution of the Contracts .........................................   SAI-2
Calculation of Yield and Return .......................................   SAI-2
Financial Statements ..................................................   SAI-11


                                -----------------


     The date of this Statement of Additional Information is June 5, 2000.



                                      SAI-1

INTRODUCTION

     The Advantage SE Contracts (the "Contracts") are flexible purchase payment contracts. The Contracts are sold both as non-qualified contracts and/or in connection with retirement plans which may qualify for special federal tax treatment under the Internal Revenue Code. (See "Federal Tax Status" in the Prospectus.) Annuity payouts under the Contracts are deferred until a selected later date.

     Purchase payments may be allocated to one or more of the available Sub-Accounts of the Variable Account, a separate account of ReliaStar Life, and/or to the Fixed Account (which is the general account of ReliaStar Life). Purchase payments allocated to one or more of the available Sub-Accounts of the Variable Account, as selected by the Contract Owner, will be invested in shares at net asset value of one or more of a group of investment funds (the "Investment Funds").

ADMINISTRATION OF THE CONTRACTS


     ReliaStar Life performs certain administrative functions ("Administrative Functions") relating to the Contracts and the Variable Account in Minot, North Dakota. These functions include, among other things, maintaining the books and records of the Variable Account and the Sub-Accounts, and maintaining records of the name, address, taxpayer identification number, Contract number, type of Contract issued to each Owner, Contract Value and other pertinent information necessary to the administration and operation of the Contracts. ReliaStar Life receives no payment for performing any of the Administrative Functions.


CUSTODY OF ASSETS

     ReliaStar Life maintains custody of the assets of the Variable Account. As Custodian, ReliaStar Life holds cash balances for the Variable Account pending investment in the Investment Funds or distribution. The Investment Fund shares owned by the Sub-accounts are reflected only on the records of the Funds, and are not issued in certificated form.


EXPERTS

     The financial statements of ReliaStar Select Variable Account as of December 31, 1999 and for each of the two years then ended and the Financial Statements of ReliaStar Life Insurance Company for the years ended December 31, 1999 and 1998, which are incorporated by reference in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated by reference herein, and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


DISTRIBUTION OF THE CONTRACTS

     The Contracts are distributed by the General Distributor, Washington Square Securities, Inc., which is a direct wholly-owned subsidiary of ReliaStar Financial Corp. and is an affiliate of ReliaStar Life. The Contracts will be sold by licensed insurance agents in those states where the Contracts can be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc.


     Advantage SE Annuity Contracts were not offered until June 5, 2000. As such, no amounts had been paid to the General Distributor for distribution of the Contracts as of the date of the Prospectus.


     No deduction for a sales charge is made from the purchase payments for the Contracts. However, if part or all of a Contract's value is surrendered, surrender charges (which may be deemed to be contingent deferred sales charges) may be made by ReliaStar Life. The method used to determine the amount of such charge is described in the Prospectus under the heading "Charges Made By ReliaStar Life -- Surrender Charge (Contingent Deferred Sales Charge)."

CALCULATION OF YIELD AND RETURN

     CURRENT YIELD AND EFFECTIVE YIELD. Current yield and effective yield will be calculated only for the VIP Money Market Portfolio Sub-Account.

     The current yield is based on a seven-day period (the "base period") and is calculated by determining the "net change in value" on a hypothetical account having a balance of one Accumulation Unit at the beginning of the period, dividing the net change in account value by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by 365/7 with the resulting yield figure carried to the nearest hundredth of one percent. The effective yield is computed in a similar manner, except that the base period return is compounded by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:


                                      SAI-2

     Effective Yield = [(Base Period Return + 1) ] 365/7 - 1

     Net changes in value of a hypothetical account will include net investment income of the account (accrued daily dividends as declared by the VIP Money Market Portfolio, less daily expense and contract charges to the account) for the period, but will not include realized or unrealized gains or losses on its underlying fund shares.

     The VIP Money Market Portfolio Sub-Account's yield and effective yield will vary in response to any fluctuations in interest rates and expenses of the Sub-Account.

     The yield and effective yield of the Sub-Account for the seven day period ending December 31, 1999 were as follows:


     Yield:             4.89%

     Effective Yield:   5.01%


     STANDARDIZED YIELD. A standardized yield computation may be used for bond Sub-Accounts. The yield quotation will be based on a recent 30 day (or one month) period, and is computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price on the last day of the period according to the following formula:

     Yield = 2 [( a - b + 1) 6 - 1]
                  -----
                   cd

     Where:

     a = net investment earned during the period by the Fund or Portfolio attributable to shares owned by the Sub-Account.

     b = expenses accrued for the period (net of reimbursements).

     c = the average daily number of Accumulation Units outstanding during the period.

     d = the maximum offering price per Accumulation Unit on the last day of the period.

     Yield on each Sub-Account is earned from dividends declared and paid by the underlying Fund or Portfolio, which are automatically reinvested in Fund or Portfolio shares.

     AVERAGE ANNUAL TOTAL RETURNS. From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Sub-Accounts for various periods of time.

     Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month-end practicable, considering the type and media of the communication and will be stated in the communication.

     Average annual total returns will be calculated using Sub-Account unit values which ReliaStar Life calculates on each Valuation Date based on the performance of the Sub-Account's underlying Portfolio, and the deductions for Mortality and Expense Risk Premiums, the Administration Charge, and the Annual Contract Charge. The calculation assumes that the $30 Annual Contract Charge is deducted at the end of each Contract Year.


     Return figures reflect the addition of a 4% credit for any period commencing on or after June 5, 2000. Returns reflect any applicable 12b-1 fee charged on service class shares. Service class shares were not offered through the Variable Account until June 5, 2000.


     For purposes of calculating average annual total return, an average per dollar Annual Contract Charge attributable to the hypothetical account for the period is used. The calculation assumes surrender of the Contract at the end of the period


                                      SAI-3
for the return quotation. Total returns will therefore reflect a deduction of the Surrender Charge for any period less than nine years. The total return will then be calculated according to the following formula:

     TR = ((ERV/P) 1/N) - 1

     Where:

     TR =  The average annual total return net of Sub-Account recurring charges.

     ERV = the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.

     P =   a hypothetical initial payment of $1,000.

     N =   the number of years in the period.


                                      SAI-4

     Such average annual total return information for the Sub-Accounts is as follows:


                                                                                    FOR THE 1-YEAR          FOR THE 5-YEAR
SUB-ACCOUNT                                                                     PERIOD ENDED 12/31/99    PERIOD ENDED 12/31/99
-----------                                                                     ---------------------    ---------------------
AIM V.I. Dent Demographic Trends Fund                                                   N/A                       N/A
 (Sub-Account Inception: 5/1/00)

Alger American Growth Portfolio                                                        24.64%                     N/A
 (Sub-Account Inception: 8/8/97)
Alger American Leveraged AllCap Portfolio                                               N/A                       N/A
 (Sub-Account Inception: 5/1/00)
Alger American MidCap Growth Portfolio                                                 22.77%                     N/A
 (Sub-Account Inception: 8/8/97)
Alger American Small Capitalization Portfolio                                          34.18%                     N/A
 (Sub-Account Inception: 8/8/97)

Fidelity VIP Equity-Income Portfolio -- Service Class 2                                 N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP Growth Portfolio -- Service Class 2                                        N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP High Income Portfolio -- Service Class 2                                   N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2                              N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP II Index 500 Portfolio -- Initial Class                                   11.59%                    25.93%
 (Sub-Account Inception: 1/6/94)
Fidelity VIP II Investment Grade Bond Portfolio -- Initial Class                       (9.67)%                    4.89%
 (Sub-Account Inception: 1/6/94)

Janus Aspen Aggressive Growth Portfolio -- Service Shares                               N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Janus Aspen Growth Portfolio -- Service Shares                                          N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Janus Aspen International Growth Portfolio -- Service Shares                            N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Janus Aspen Worldwide Growth Portfolio -- Service Shares                                N/A                       N/A
 (Sub-Account Inception: 6/5/00)

Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio             (7.18)%                    N/A
 (Sub-Account Inception: 8/8/97)
Neuberger Berman Advisers Management Trust Partners Portfolio                          (1.37)%                    N/A
 (Sub-Account Inception: 8/8/97)
Neuberger Berman Advisers Management Trust Socially Responsive Portfolio                N/A                       N/A
 (Sub-Account Inception: 4/30/99)

OCC Equity Portfolio*                                                                  (6.13)%                    N/A
 (Sub-Account Inception: 8/8/97)
OCC Global Equity Portfolio                                                            17.52%                     N/A
 (Sub-Account Inception: 8/8/97)
OCC Managed Portfolio*                                                                 (3.71)%                    N/A
 (Sub-Account Inception: 8/8/97)
OCC Small Cap Portfolio*                                                              (10.44)%                    N/A
 (Sub-Account Inception: 8/8/97)

Pilgrim VP Growth Opportunities Portfolio                                               N/A                       N/A
 (Sub-Account Inception: 5/1/00)
Pilgrim VP Growth + Value Portfolio                                                    85.04%                     N/A
 (Sub-Account Inception: 1/3/95)
Pilgrim VP High Yield Bond Portfolio                                                  (11.81)%                    N/A
 (Sub-Account Inception: 8/8/97)
Pilgrim VP International Value Portfolio                                               40.85%                     N/A
 (Sub-Account Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio                                                           N/A                       N/A
 (Sub-Account Inception: 5/1/00)
Pilgrim VP MidCap Opportunities Portfolio                                               N/A                       N/A
 (Sub-Account Inception: 5/1/00)
Pilgrim VP Research Enhanced Index Portfolio**                                         (2.90)%                    N/A
 (Sub-Account Inception: 1/3/95)
Pilgrim VP SmallCap Opportunities Portfolio**                                         130.46%                     N/A
 (Sub-Account Inception: 1/3/95)

Putnam VT Growth and Income Fund - Class IB Shares                                      N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Putnam VT New Opportunities Fund - Class IB Shares                                      N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Putnam VT Voyager Fund - Class IB Shares                                                N/A                       N/A
 (Sub-Account Inception: 6/5/00)


                                      SAI-5

                                                                                                        FOR THE PERIOD FROM
                                                                                 FOR THE 10-YEAR       DATE OF INCEPTION OF
SUB-ACCOUNT                                                                   PERIOD ENDED 12/31/99   SUB-ACCOUNT TO 12/31/99
-----------                                                                   ---------------------   -----------------------
AIM V.I. Dent Demographic Trends Fund                                                 N/A                       N/A
 (Sub-Account Inception: 5/1/00)

Alger American Growth Portfolio                                                       N/A                      28.19%
 (Sub-Account Inception: 8/8/97)
Alger American Leveraged AllCap Portfolio                                             N/A                       N/A
 (Sub-Account Inception: 5/1/00)
Alger American MidCap Growth Portfolio                                                N/A                      20.34%
 (Sub-Account Inception: 8/8/97)
Alger American Small Capitalization Portfolio                                         N/A                      19.73%
 (Sub-Account Inception: 8/8/97)

Fidelity VIP Equity-Income Portfolio -- Service Class 2                               N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP Growth Portfolio -- Service Class 2                                      N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP High Income Portfolio -- Service Class 2                                 N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2                            N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP II Index 500 Portfolio -- Initial Class                                  N/A                      21.12%
 (Sub-Account Inception: 1/6/94)
Fidelity VIP II Investment Grade Bond Portfolio -- Initial Class                      N/A                       3.08%
 (Sub-Account Inception: 1/6/94)

Janus Aspen Aggressive Growth Portfolio -- Service Shares                             N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Janus Aspen Growth Portfolio -- Service Shares                                        N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Janus Aspen International Growth Portfolio -- Service Shares                          N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Janus Aspen Worldwide Growth Portfolio -- Service Shares                              N/A                       N/A
 (Sub-Account Inception: 6/5/00)

Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio            N/A                      (0.97)%
 (Sub-Account Inception: 8/8/97)
Neuberger Berman Advisers Management Trust Partners Portfolio                         N/A                       1.80%
 (Sub-Account Inception: 8/8/97)
Neuberger Berman Advisers Management Trust Socially Responsive Portfolio              N/A                       N/A
 (Sub-Account Inception: 4/30/99)

OCC Equity Portfolio*                                                                 N/A                       4.58%
 (Sub-Account Inception: 8/8/97)
OCC Global Equity Portfolio                                                           N/A                       9.67%
 (Sub-Account Inception: 8/8/97)
OCC Managed Portfolio*                                                                N/A                       1.20%
 (Sub-Account Inception: 8/8/97)
OCC Small Cap Portfolio*                                                              N/A                      (8.32)%
 (Sub-Account Inception: 8/8/97)

Pilgrim VP Growth Opportunities Portfolio                                             N/A                       N/A
 (Sub-Account Inception: 5/1/00)
Pilgrim VP Growth + Value Portfolio                                                   N/A                      30.46%
 (Sub-Account Inception: 1/3/95)
Pilgrim VP High Yield Bond Portfolio                                                  N/A                      (4.75)%
 (Sub-Account Inception: 8/8/97)
Pilgrim VP International Value Portfolio                                              N/A                      23.12%
 (Sub-Account Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio                                                         N/A                       N/A
 (Sub-Account Inception: 5/1/00)
Pilgrim VP MidCap Opportunities Portfolio                                             N/A                       N/A
 (Sub-Account Inception: 5/1/00)
Pilgrim VP Research Enhanced Index Portfolio**                                        N/A                       5.95%
 (Sub-Account Inception: 1/3/95)
Pilgrim VP SmallCap Opportunities Portfolio**                                         N/A                      33.03%
 (Sub-Account Inception: 1/3/95)

Putnam VT Growth and Income Fund - Class IB Shares                                    N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Putnam VT New Opportunities Fund - Class IB Shares                                    N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Putnam VT Voyager Fund - Class IB Shares                                              N/A                       N/A
 (Sub-Account Inception: 6/5/00)

     From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the Sub-Accounts commenced operations. Such performance information for the Sub-Accounts will reflect the addition of credits to Contracts prior to June 5, 2000, and will be calculated based on the performance of the Portfolios and the assumption that the Sub-Accounts were in existence for the same periods as those indicated for the Portfolios, with the level of Contract charges currently in effect. Some of the Sub-Accounts invest in service class shares that assess a 12b-1 fee. These service class shares were not available through the Variable Account until June 5, 2000, and were not offered by the applicable Fund until after the original inception date of that Fund. Performance of these service class shares will be shown from the original Fund inception date. Performance up to the date that the specific class of service class shares was first offered by the applicable Fund will be calculated based on the performance of the initial class of shares offered by that Fund. Actual performance for service class shares will be lower than for initial class shares because of the assessment of a 12b-1 fee on service class shares.


                                      SAI-6

     Such average annual total return information for the Sub-Accounts is as follows:


                                                                                    FOR THE 1-YEAR          FOR THE 5-YEAR
SUB-ACCOUNT                                                                     PERIOD ENDED 12/31/99    PERIOD ENDED 12/31/99
-----------                                                                     ---------------------    ---------------------
AIM V.I. Dent Demographic Trends Fund                                                   N/A                       N/A
 (Portfolio Inception: 12/29/99)

Alger American Growth Portfolio                                                        29.92%                    29.73%
 (Portfolio Inception: 1/9/89)
Alger American Leveraged AllCap Portfolio                                              75.37%                     N/A
 (Portfolio Inception: 1/25/95)
Alger American MidCap Growth Portfolio                                                 27.97%                    24.90%
 (Portfolio Inception: 5/3/93)
Alger American Small Capitalization Portfolio                                          39.84%                    21.37%
 (Portfolio Inception: 9/21/88)

Fidelity VIP Equity-Income Portfolio -- Service Class 2                                 1.80%                    17.29%
 (Portfolio Inception: 10/9/86)
Fidelity VIP Growth Portfolio -- Service Class 2                                       33.71%                    28.52%
 (Portfolio Inception: 10/9/86)
Fidelity VIP High Income Portfolio -- Service Class 2                                   3.67%                     9.40%
 (Portfolio Inception: 9/19/85)
Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2                             20.18%                     N/A
 (Portfolio Inception: 1/3/95)
Fidelity VIP II Index 500 Portfolio -- Initial Class                                   16.34%                    26.94%
 (Portfolio Inception: 8/27/92)
Fidelity VIP II Investment Grade Bond Portfolio -- Initial Class                       (5.77)%                    5.75%
 (Portfolio Inception: 12/5/88)

Janus Aspen Aggressive Growth Portfolio -- Service Shares                             123.94%                    35.04%
 (Portfolio Inception: 9/13/93)
Janus Aspen Growth Portfolio -- Service Shares                                         40.42%                    28.67%
 (Portfolio Inception: 9/13/93)
Janus Aspen International Growth Portfolio -- Service Shares                           79.70%                    32.05%
 (Portfolio Inception: 5/2/94)
Janus Aspen Worldwide Growth Portfolio -- Service Shares                               61.41%                    32.41%
 (Portfolio Inception: 9/13/93)

Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio             (3.18)%                    3.93%
 (Portfolio Inception: 9/10/84)
Neuberger Berman Advisers Management Trust Partners Portfolio                           2.87%                    19.74%
 (Portfolio Inception: 3/22/94)
Neuberger Berman Advisers Management Trust Socially Responsive Portfolio                N/A                       N/A
 (Portfolio Inception: 2/18/99)

OCC Equity Portfolio*                                                                  (2.09)%                   18.70%
 (Portfolio Inception: 8/1/88)
OCC Global Equity Portfolio                                                            22.52%                     N/A
 (Portfolio Inception: 3/1/95)
OCC Managed Portfolio*                                                                  0.43%                    18.40%
 (Portfolio Inception: 8/1/88)
OCC Small Cap Portfolio*                                                               (6.57)%                    6.84%
 (Portfolio Inception: 8/1/88)

Pilgrim VP Growth Opportunities Portfolio                                               N/A                       N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP Growth + Value Portfolio                                                    92.73%                    31.36%
 (Portfolio Inception: 5/6/94)
Pilgrim VP High Yield Bond Portfolio                                                   (8.00)%                    6.75%
 (Portfolio Inception: 5/6/94)
Pilgrim VP International Value Portfolio                                               46.77%                     N/A
 (Portfolio Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio                                                           N/A                       N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP MidCap Opportunities Portfolio                                               N/A                       N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP Research Enhanced Index Portfolio**                                          1.28%                     6.91%
 (Portfolio Inception: 5/6/94)
Pilgrim VP SmallCap Opportunities Portfolio**                                         139.97%                    33.97%
 (Portfolio Inception: 5/6/94)

Putnam VT Growth and Income Fund - Class IB Shares                                     (3.18)%                   18.04%
 (Portfolio Inception: 2/1/88)
Putnam VT New Opportunities Fund - Class IB Shares                                     66.18%                    31.56%
 (Portfolio Inception: 5/2/94)
Putnam VT Voyager Fund - Class IB Shares                                               54.84%                    30.40%
 (Portfolio Inception: 2/1/88)


                                      SAI-7

                                                                                                         FOR THE PERIOD FROM
                                                                                 FOR THE 10-YEAR         DATE OF INCEPTION OF
SUB-ACCOUNT                                                                   PERIOD ENDED 12/31/99   FUND PORTFOLIO TO 12/31/99
-----------                                                                   ---------------------   --------------------------
AIM V.I. Dent Demographic Trends Fund                                                  N/A                       N/A
 (Portfolio Inception: 12/29/99)

Alger American Growth Portfolio                                                       21.64%                    21.75%
 (Portfolio Inception: 1/9/89)
Alger American Leveraged AllCap Portfolio                                              N/A                      45.22%
 (Portfolio Inception: 1/25/95)
Alger American MidCap Growth Portfolio                                                 N/A                      23.45%
 (Portfolio Inception: 5/3/93)
Alger American Small Capitalization Portfolio                                         17.01%                    19.58%
 (Portfolio Inception: 9/21/88)

Fidelity VIP Equity-Income Portfolio -- Service Class 2                               13.31%                    12.51%
 (Portfolio Inception: 10/9/86)
Fidelity VIP Growth Portfolio -- Service Class 2                                      18.71%                    17.44%
 (Portfolio Inception: 10/9/86)
Fidelity VIP High Income Portfolio -- Service Class 2                                 11.28%                     9.63%
 (Portfolio Inception: 9/19/85)
Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2                             N/A                      26.44%
 (Portfolio Inception: 1/3/95)
Fidelity VIP II Index 500 Portfolio -- Initial Class                                   N/A                      19.85%
 (Portfolio Inception: 8/27/92)
Fidelity VIP II Investment Grade Bond Portfolio -- Initial Class                       6.08%                     6.31%
 (Portfolio Inception: 12/5/88)

Janus Aspen Aggressive Growth Portfolio -- Service Shares                              N/A                      33.15%
 (Portfolio Inception: 9/13/93)
Janus Aspen Growth Portfolio -- Service Shares                                         N/A                      22.99%
 (Portfolio Inception: 9/13/93)
Janus Aspen International Growth Portfolio -- Service Shares                           N/A                      26.93%
 (Portfolio Inception: 5/2/94)
Janus Aspen Worldwide Growth Portfolio -- Service Shares                               N/A                      28.44%
 (Portfolio Inception: 9/13/93)

Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio             4.76%                     6.22%
 (Portfolio Inception: 9/10/84)
Neuberger Berman Advisers Management Trust Partners Portfolio                          N/A                      16.15%
 (Portfolio Inception: 3/22/94)
Neuberger Berman Advisers Management Trust Socially Responsive Portfolio               N/A                       N/A
 (Portfolio Inception: 2/18/99)

OCC Equity Portfolio*                                                                 14.29%                    14.43%
 (Portfolio Inception: 8/1/88)
OCC Global Equity Portfolio                                                            N/A                      16.64%
 (Portfolio Inception: 3/1/95)
OCC Managed Portfolio*                                                                15.41%                    16.45%
 (Portfolio Inception: 8/1/88)
OCC Small Cap Portfolio*                                                               9.98%                    10.29%
 (Portfolio Inception: 8/1/88)

Pilgrim VP Growth Opportunities Portfolio                                              N/A                       N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP Growth + Value Portfolio                                                    N/A                      27.83%
 (Portfolio Inception: 5/6/94)
Pilgrim VP High Yield Bond Portfolio                                                   N/A                       5.63%
 (Portfolio Inception: 5/6/94)
Pilgrim VP International Value Portfolio                                               N/A                      25.24%
 (Portfolio Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio                                                          N/A                       N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP MidCap Opportunities Portfolio                                              N/A                       N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP Research Enhanced Index Portfolio**                                         N/A                       6.22%
 (Portfolio Inception: 5/6/94)
Pilgrim VP SmallCap Opportunities Portfolio**                                          N/A                      29.74%
 (Portfolio Inception: 5/6/94)

Putnam VT Growth and Income Fund - Class IB Shares                                    12.81%                    13.93%
 (Portfolio Inception: 2/1/88)
Putnam VT New Opportunities Fund - Class IB Shares                                     N/A                      28.96%
 (Portfolio Inception: 5/2/94)
Putnam VT Voyager Fund - Class IB Shares                                              22.29%                    20.21%
 (Portfolio Inception: 2/1/88)


     ReliaStar Life may also disclose average annual total returns for the Investment Fund Portfolios since their inception, including such disclosure for periods prior to the date the Variable Account commenced operations.

                                      SAI-8

     Such performance information would not reflect the addition of any credits on Contracts. Performance of service class shares will be shown from the original Fund inception date. Performance up to the date that the specific class of service class shares was first offered by the applicable Fund has been calculated based on the performance of the initial class of shares offered by that Fund. Actual performance for service class shares will be lower than for initial class shares because of the assessment of a 12b-1 fee on service class shares. Such average annual total return information for the Portfolios of the Investment Funds is as follows:

                                                                                    FOR THE 1-YEAR          FOR THE 5-YEAR
SUB-ACCOUNT                                                                     PERIOD ENDED 12/31/99    PERIOD ENDED 12/31/99
-----------                                                                     ---------------------    ---------------------
AIM V.I. Dent Demographic Trends Fund                                                    N/A                      N/A
 (Portfolio Inception: 12/29/99)

Alger American Growth Portfolio                                                         33.74%                   30.94%
 (Portfolio Inception: 1/9/89)
Alger American Leveraged AllCap Portfolio                                               78.06%                    N/A
 (Portfolio Inception: 1/25/95)
Alger American MidCap Growth Portfolio                                                  31.85%                   26.14%
 (Portfolio Inception: 5/3/93)
Alger American Small Capitalization Portfolio                                           43.42%                   22.64%
 (Portfolio Inception: 9/21/88)

Fidelity VIP Equity-Income Portfolio -- Service Class 2                                  6.33%                   18.61%
 (Portfolio Inception: 10/9/86)
Fidelity VIP Growth Portfolio -- Service Class 2                                        37.44%                   29.74%
 (Portfolio Inception: 10/9/86)
Fidelity VIP High Income Portfolio -- Service Class 2                                    8.16%                   10.86%
 (Portfolio Inception: 9/19/85)
Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2                              24.25%                    N/A
 (Portfolio Inception: 1/3/95)
Fidelity VIP II Index 500 Portfolio -- Initial Class                                    20.51%                   28.16%
 (Portfolio Inception: 8/27/92)
Fidelity VIP II Investment Grade Bond Portfolio -- Initial Class                        (1.05)%                   7.30%
 (Portfolio Inception: 12/5/88)

Janus Aspen Aggressive Growth Portfolio -- Service Shares                              125.40%                   36.23%
 (Portfolio Inception: 9/13/93)
Janus Aspen Growth Portfolio -- Service Shares                                          43.98%                   29.89%
 (Portfolio Inception: 9/13/93)
Janus Aspen International Growth Portfolio -- Service Shares                            82.27%                   33.25%
 (Portfolio Inception: 5/2/94)
Janus Aspen Worldwide Growth Portfolio -- Service Shares                                64.45%                   33.60%
 (Portfolio Inception: 9/13/93)

Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio               1.48%                    5.52%
 (Portfolio Inception: 9/10/84)
Neuberger Berman Advisers Management Trust Partners Portfolio                            7.37%                   21.03%
 (Portfolio Inception: 3/22/94)
Neuberger Berman Advisers Management Trust Socially Responsive Portfolio                 N/A                      N/A
 (Portfolio Inception: 2/18/99)

OCC Equity Portfolio*                                                                    2.54%                   19.94%
 (Portfolio Inception: 8/1/88)
OCC Global Equity Portfolio                                                             26.53%                    N/A
 (Portfolio Inception: 3/1/95)
OCC Managed Portfolio*                                                                   5.00%                   19.69%
 (Portfolio Inception: 8/1/88)
OCC Small Cap Portfolio*                                                                (1.83)%                   8.35%
 (Portfolio Inception: 8/1/88)

Pilgrim VP Growth Opportunities Portfolio                                                N/A                      N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP Growth + Value Portfolio                                                     94.98%                   32.56%
 (Portfolio Inception: 5/6/94)
Pilgrim VP High Yield Bond Portfolio                                                    (3.22)%                   8.63%
 (Portfolio Inception: 5/6/94)
Pilgrim VP International Value Portfolio                                                50.18%                    N/A
 (Portfolio Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio                                                            N/A                      N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP MidCap Opportunities Portfolio                                                N/A                      N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP Research Enhanced Index Portfolio**                                           5.82%                    8.84%
 (Portfolio Inception: 5/6/94)
Pilgrim VP SmallCap Opportunities Portfolio**                                          141.03%                   35.16%
 (Portfolio Inception: 5/6/94)

Putnam VT Growth and Income Fund - Class IB Shares                                       1.48%                   19.35%
 (Portfolio Inception: 2/1/88)
Putnam VT New Opportunities Fund - Class IB Shares                                      69.10%                   32.76%
 (Portfolio Inception: 5/2/94)
Putnam VT Voyager Fund - Class IB Shares                                                58.04%                   31.61%
 (Portfolio Inception: 2/1/88)


                                      SAI-9

                                                                                                         FOR THE PERIOD FROM
                                                                                 FOR THE 10-YEAR         DATE OF INCEPTION OF
SUB-ACCOUNT                                                                   PERIOD ENDED 12/31/99   FUND PORTFOLIO TO 12/31/99
-----------                                                                   ---------------------   --------------------------
AIM V.I. Dent Demographic Trends Fund                                                  N/A                       N/A
 (Portfolio Inception: 12/29/99)

Alger American Growth Portfolio                                                       22.89%                    23.05%
 (Portfolio Inception: 1/9/89)
Alger American Leveraged AllCap Portfolio                                              N/A                      46.41%
 (Portfolio Inception: 1/25/95)
Alger American MidCap Growth Portfolio                                                 N/A                      24.72%
 (Portfolio Inception: 5/3/93)
Alger American Small Capitalization Portfolio                                         18.22%                    20.85%
 (Portfolio Inception: 9/21/88)

Fidelity VIP Equity-Income Portfolio -- Service Class 2                               14.49%                    13.78%
 (Portfolio Inception: 10/9/86)
Fidelity VIP Growth Portfolio -- Service Class 2                                      19.94%                    18.76%
 (Portfolio Inception: 10/9/86)
Fidelity VIP High Income Portfolio -- Service Class 2                                 12.43%                    10.88%
 (Portfolio Inception: 9/19/85)
Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2                             N/A                      27.73%
 (Portfolio Inception: 1/3/95)
Fidelity VIP II Index 500 Portfolio -- Initial Class                                   N/A                      21.07%
 (Portfolio Inception: 8/27/92)
Fidelity VIP II Investment Grade Bond Portfolio -- Initial Class                       7.19%                     7.46%
 (Portfolio Inception: 12/5/88)

Janus Aspen Aggressive Growth Portfolio -- Service Shares                              N/A                      34.40%
 (Portfolio Inception: 9/13/93)
Janus Aspen Growth Portfolio -- Service Shares                                         N/A                      24.27%
 (Portfolio Inception: 9/13/93)
Janus Aspen International Growth Portfolio -- Service Shares                           N/A                      28.17%
 (Portfolio Inception: 5/2/94)
Janus Aspen Worldwide Growth Portfolio -- Service Shares                               N/A                      29.69%
 (Portfolio Inception: 9/13/93)

Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio             5.86%                     7.47%
 (Portfolio Inception: 9/10/84)
Neuberger Berman Advisers Management Trust Partners Portfolio                          N/A                      17.47%
 (Portfolio Inception: 3/22/94)
Neuberger Berman Advisers Management Trust Socially Responsive Portfolio               N/A                       N/A
 (Portfolio Inception: 2/18/99)

OCC Equity Portfolio*                                                                 15.46%                    15.66%
 (Portfolio Inception: 8/1/88)
OCC Global Equity Portfolio                                                            N/A                      18.06%
 (Portfolio Inception: 3/1/95)
OCC Managed Portfolio*                                                                16.60%                    17.70%
 (Portfolio Inception: 8/1/88)
OCC Small Cap Portfolio*                                                              11.12%                    11.48%
 (Portfolio Inception: 8/1/88)

Pilgrim VP Growth Opportunities Portfolio                                              N/A                       N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP Growth + Value Portfolio                                                    N/A                      29.07%
 (Portfolio Inception: 5/6/94)
Pilgrim VP High Yield Bond Portfolio                                                   N/A                       7.47%
 (Portfolio Inception: 5/6/94)
Pilgrim VP International Value Portfolio                                               N/A                      27.15%
 (Portfolio Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio                                                          N/A                       N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP MidCap Opportunities Portfolio                                              N/A                       N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP Research Enhanced Index Portfolio**                                         N/A                       8.09%
 (Portfolio Inception: 5/6/94)
Pilgrim VP SmallCap Opportunities Portfolio**                                          N/A                      30.97%
 (Portfolio Inception: 5/6/94)

Putnam VT Growth and Income Fund - Class IB Shares                                    13.98%                    15.17%
 (Portfolio Inception: 2/1/88)
Putnam VT New Opportunities Fund - Class IB Shares                                     N/A                      30.19%
 (Portfolio Inception: 5/2/94)
Putnam VT Voyager Fund - Class IB Shares                                              22.29%                    21.52%
 (Portfolio Inception: 2/1/88)

     OTHER TOTAL RETURNS. From time to time, sales literature or advertisements may quote average annual total returns for the Sub-Accounts that do not reflect the Surrender Charge. Such performance may quote average annual total returns for periods during which the Sub-Accounts were operating and for periods prior to the date the Sub-Accounts commenced operations. These returns are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn. Such information is as follows:


                                     SAI-10

              RETURNS SINCE DATE SUB-ACCOUNTS COMMENCED OPERATIONS


                                                                                    FOR THE 1-YEAR           FOR THE 5-YEAR
SUB-ACCOUNT                                                                     PERIOD ENDED 12/31/99     PERIOD ENDED 12/31/99
-----------                                                                     ---------------------     ---------------------
AIM V.I. Dent Demographic Trends Fund                                                   N/A                       N/A
 (Sub-Account Inception: 5/1/00)

Alger American Growth Portfolio                                                        31.84%                     N/A
 (Sub-Account Inception: 8/8/97)
Alger American Leveraged AllCap Portfolio                                               N/A                       N/A
 (Sub-Account Inception: 5/1/00)
Alger American MidCap Growth Portfolio                                                 29.97%                     N/A
 (Sub-Account Inception: 8/8/97)
Alger American Small Capitalization Portfolio                                          41.38%                     N/A
 (Sub-Account Inception: 8/8/97)

Fidelity VIP Equity-Income Portfolio -- Service Class 2                                 N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP Growth Portfolio -- Service Class 2                                        N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP High Income Portfolio -- Service Class 2                                   N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2                              N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP II Index 500 Portfolio -- Initial Class                                   18.79%                    26.36%
 (Sub-Account Inception: 1/6/94)
Fidelity VIP II Investment Grade Bond Portfolio -- Initial Class                       (2.47)%                    5.77%
 (Sub-Account Inception: 1/6/94)

Janus Aspen Aggressive Growth Portfolio -- Service Shares                               N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Janus Aspen Growth Portfolio -- Service Shares                                          N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Janus Aspen International Growth Portfolio -- Service Shares                            N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Janus Aspen Worldwide Growth Portfolio -- Service Shares                                N/A                       N/A
 (Sub-Account Inception: 6/5/00)

Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio              0.02%                     N/A
 (Sub-Account Inception: 8/8/97)
Neuberger Berman Advisers Management Trust Partners Portfolio                           5.83%                     N/A
 (Sub-Account Inception: 8/8/97)
Neuberger Berman Advisers Management Trust Socially Responsive Portfolio                N/A                       N/A
 (Sub-Account Inception: 4/30/99)

OCC Equity Portfolio*                                                                   1.07%                     N/A
 (Sub-Account Inception: 8/8/97)
OCC Global Equity Portfolio                                                            24.72%                     N/A
 (Sub-Account Inception: 8/8/97)
OCC Managed Portfolio*                                                                  3.49%                     N/A
 (Sub-Account Inception: 8/8/97)
OCC Small Cap Portfolio*                                                               (3.24)%                    N/A
 (Sub-Account Inception: 8/8/97)

Pilgrim VP Growth Opportunities Portfolio                                               N/A                       N/A
 (Sub-Account Inception: 5/1/00)
Pilgrim VP Growth + Value Portfolio                                                    92.24%                     N/A
 (Sub-Account Inception: 1/3/95)
Pilgrim VP High Yield Bond Portfolio                                                   (4.61)%                    N/A
 (Sub-Account Inception: 8/8/97)
Pilgrim VP International Value Portfolio                                               48.05%                     N/A
 (Sub-Account Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio                                                           N/A                       N/A
 (Sub-Account Inception: 5/1/00)
Pilgrim VP MidCap Opportunities Portfolio                                               N/A                       N/A
 (Sub-Account Inception: 5/1/00)
Pilgrim VP Research Enhanced Index Portfolio**                                          4.30%                     N/A
 (Sub-Account Inception: 1/3/95)
Pilgrim VP SmallCap Opportunities Portfolio**                                         137.66%                     N/A
 (Sub-Account Inception: 1/3/95)

Putnam VT Growth and Income Fund - Class IB Shares                                      N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Putnam VT New Opportunities Fund - Class IB Shares                                      N/A                       N/A
 (Sub-Account Inception: 6/5/00)
Putnam VT Voyager Fund - Class IB Shares                                                N/A                       N/A
 (Sub-Account Inception: 6/5/00)


                                     SAI-11

                                                                                                        FOR THE PERIOD FROM
                                                                                 FOR THE 10-YEAR       DATE OF INCEPTION OF
SUB-ACCOUNT                                                                   PERIOD ENDED 12/31/99   SUB-ACCOUNT TO 12/31/99
-----------                                                                   ---------------------   -----------------------
AIM V.I. Dent Demographic Trends Fund                                                 N/A                      N/A
 (Sub-Account Inception: 5/1/00)

Alger American Growth Portfolio                                                       N/A                     30.29%
 (Sub-Account Inception: 8/8/97)
Alger American Leveraged AllCap Portfolio                                             N/A                      N/A
 (Sub-Account Inception: 5/1/00)
Alger American MidCap Growth Portfolio                                                N/A                     22.62%
 (Sub-Account Inception: 8/8/97)
Alger American Small Capitalization Portfolio                                         N/A                     22.03%
 (Sub-Account Inception: 8/8/97)

Fidelity VIP Equity-Income Portfolio -- Service Class 2                               N/A                      N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP Growth Portfolio -- Service Class 2                                      N/A                      N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP High Income Portfolio -- Service Class 2                                 N/A                      N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2                            N/A                      N/A
 (Sub-Account Inception: 6/5/00)
Fidelity VIP II Index 500 Portfolio -- Initial Class                                  N/A                     21.46%
 (Sub-Account Inception: 1/6/94)
Fidelity VIP II Investment Grade Bond Portfolio -- Initial Class                      N/A                      3.85%
 (Sub-Account Inception: 1/6/94)

Janus Aspen Aggressive Growth Portfolio -- Service Shares                             N/A                      N/A
 (Sub-Account Inception: 6/5/00)
Janus Aspen Growth Portfolio -- Service Shares                                        N/A                      N/A
 (Sub-Account Inception: 6/5/00)
Janus Aspen International Growth Portfolio -- Service Shares                          N/A                      N/A
 (Sub-Account Inception: 6/5/00)
Janus Aspen Worldwide Growth Portfolio -- Service Shares                              N/A                      N/A
 (Sub-Account Inception: 6/5/00)

Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio            N/A                      2.01%
 (Sub-Account Inception: 8/8/97)
Neuberger Berman Advisers Management Trust Partners Portfolio                         N/A                      4.67%
 (Sub-Account Inception: 8/8/97)
Neuberger Berman Advisers Management Trust Socially Responsive Portfolio              N/A                      N/A
 (Sub-Account Inception: 4/30/99)

OCC Equity Portfolio*                                                                 N/A                      7.35%
 (Sub-Account Inception: 8/8/97)
OCC Global Equity Portfolio                                                           N/A                     12.17%
 (Sub-Account Inception: 8/8/97)
OCC Managed Portfolio*                                                                N/A                      4.09%
 (Sub-Account Inception: 8/8/97)
OCC Small Cap Portfolio*                                                              N/A                     (5.01)%
 (Sub-Account Inception: 8/8/97)

Pilgrim VP Growth Opportunities Portfolio                                             N/A                      N/A
 (Sub-Account Inception: 5/1/00)
Pilgrim VP Growth + Value Portfolio                                                   N/A                     30.89%
 (Sub-Account Inception: 1/3/95)
Pilgrim VP High Yield Bond Portfolio                                                  N/A                     (1.61)%
 (Sub-Account Inception: 8/8/97)
Pilgrim VP International Value Portfolio                                              N/A                     25.33%
 (Sub-Account Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio                                                         N/A                      N/A
 (Sub-Account Inception: 5/1/00)
Pilgrim VP MidCap Opportunities Portfolio                                             N/A                      N/A
 (Sub-Account Inception: 5/1/00)
Pilgrim VP Research Enhanced Index Portfolio**                                        N/A                      6.93%
 (Sub-Account Inception: 1/3/95)
Pilgrim VP SmallCap Opportunities Portfolio**                                         N/A                     33.43%
 (Sub-Account Inception: 1/3/95)

Putnam VT Growth and Income Fund - Class IB Shares                                    N/A                      N/A
 (Sub-Account Inception: 6/5/00)
Putnam VT New Opportunities Fund - Class IB Shares                                    N/A                      N/A
 (Sub-Account Inception: 6/5/00)
Putnam VT Voyager Fund - Class IB Shares                                              N/A                      N/A
 (Sub-Account Inception: 6/5/00)


                                     SAI-12

    RETURNS INCLUDING PERIOD PRIOR TO DATE SUB-ACCOUNTS COMMENCED OPERATIONS


                                                                                      FOR THE 1-YEAR          FOR THE 5-YEAR
SUB-ACCOUNT                                                                       PERIOD ENDED 12/31/99    PERIOD ENDED 12/31/99
-----------                                                                       ---------------------    ---------------------
AIM V.I. Dent Demographic Trends Fund                                                       N/A                    N/A
 (Portfolio Inception: 12/29/99)

Alger American Growth Portfolio                                                            31.84%                 29.09%
 (Portfolio Inception: 1/9/89)
Alger American Leveraged AllCap Portfolio                                                  75.55%                  N/A
 (Portfolio Inception: 1/25/95)
Alger American MidCap Growth Portfolio                                                     29.97%                 24.36%
 (Portfolio Inception: 5/3/93)
Alger American Small Capitalization Portfolio                                              41.38%                 20.91%
 (Portfolio Inception: 9/21/88)

Fidelity VIP Equity-Income Portfolio -- Service Class 2                                     4.81%                 16.93%
 (Portfolio Inception: 10/9/86)
Fidelity VIP Growth Portfolio -- Service Class 2                                           35.48%                 27.91%
 (Portfolio Inception: 10/9/86)
Fidelity VIP High Income Portfolio -- Service Class 2                                       6.61%                  9.28%
 (Portfolio Inception: 9/19/85)
Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2                                 22.48%                  N/A
 (Portfolio Inception: 1/3/95)
Fidelity VIP II Index 500 Portfolio -- Initial Class                                       18.79%                 26.36%
 (Portfolio Inception: 8/27/92)
Fidelity VIP II Investment Grade Bond Portfolio -- Initial Class                           (2.47)%                 5.77%
 (Portfolio Inception: 12/5/88)

Janus Aspen Aggressive Growth Portfolio -- Service Shares                                 122.24%                 34.30%
 (Portfolio Inception: 9/13/93)
Janus Aspen Growth Portfolio -- Service Shares                                             41.94%                 28.05%
 (Portfolio Inception: 9/13/93)
Janus Aspen International Growth Portfolio -- Service Shares                               79.71%                 31.37%
 (Portfolio Inception: 5/2/94)
Janus Aspen Worldwide Growth Portfolio -- Service Shares                                   62.13%                 31.72%
 (Portfolio Inception: 9/13/93)

Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio                  0.02%                  4.01%
 (Portfolio Inception: 9/10/84)
Neuberger Berman Advisers Management Trust Partners Portfolio                               5.83%                 19.32%
 (Portfolio Inception: 3/22/94)
Neuberger Berman Advisers Management Trust Socially Responsive Portfolio                    N/A                    N/A
 (Portfolio Inception: 2/18/99)

OCC Equity Portfolio*                                                                       1.07%                 18.30%
 (Portfolio Inception: 8/1/88)
OCC Global Equity Portfolio                                                                24.72%                  N/A
 (Portfolio Inception: 3/1/95)
OCC Managed Portfolio*                                                                      3.49%                 18.02%
 (Portfolio Inception: 8/1/88)
OCC Small Cap Portfolio *                                                                  (3.24)%                 6.81%
 (Portfolio Inception: 8/1/88)

Pilgrim VP Growth Opportunities Portfolio                                                   N/A                    N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP Growth + Value Portfolio                                                        92.24%                 30.69%
 (Portfolio Inception: 5/6/94)
Pilgrim VP High Yield Bond Portfolio                                                       (4.61)%                 6.72%
 (Portfolio Inception: 5/6/94)
Pilgrim VP International Value Portfolio                                                   48.05%                  N/A
 (Portfolio Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio                                                               N/A                    N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP MidCap Opportunities Portfolio                                                   N/A                    N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP Research Enhanced Index Portfolio**                                              4.30%                  6.89%
 (Portfolio Inception: 5/6/94)
Pilgrim VP SmallCap Opportunities Portfolio**                                             137.66%                 33.25%
 (Portfolio Inception: 5/6/94)

Putnam VT Growth and Income Fund - Class IB Shares                                          0.02%                 17.67%
 (Portfolio Inception: 2/1/88)
Putnam VT New Opportunities Fund - Class IB Shares                                         66.71%                 30.88%
 (Portfolio Inception: 5/2/94)
Putnam VT Voyager Fund - Class IB Shares                                                   55.80%                 29.75%
 (Portfolio Inception: 2/1/88)


                                     SAI-13

                                                                                                         FOR THE PERIOD FROM
                                                                                 FOR THE 10-YEAR         DATE OF INCEPTION OF
SUB-ACCOUNT                                                                   PERIOD ENDED 12/31/99   FUND PORTFOLIO TO 12/31/99
-----------                                                                   ---------------------   --------------------------
AIM V.I. Dent Demographic Trends Fund                                                   N/A                       N/A
 (Portfolio Inception: 12/29/99)

Alger American Growth Portfolio                                                        21.16%                    21.32%
 (Portfolio Inception: 1/9/89)
Alger American Leveraged AllCap Portfolio                                               N/A                      44.36%
 (Portfolio Inception: 1/25/95)
Alger American MidCap Growth Portfolio                                                  N/A                      22.96%
 (Portfolio Inception: 5/3/93)
Alger American Small Capitalization Portfolio                                          16.55%                    19.16%
 (Portfolio Inception: 9/21/88)

Fidelity VIP Equity-Income Portfolio -- Service Class 2                                12.87%                    12.17%
 (Portfolio Inception: 10/9/86)
Fidelity VIP Growth Portfolio -- Service Class 2                                       18.24%                    17.09%
 (Portfolio Inception: 10/9/86)
Fidelity VIP High Income Portfolio -- Service Class 2                                  10.84%                     9.32%
 (Portfolio Inception: 9/19/85)
Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2                              N/A                      25.83%
 (Portfolio Inception: 1/3/95)
Fidelity VIP II Index 500 Portfolio -- Initial Class                                    N/A                      19.36%
 (Portfolio Inception: 8/27/92)
Fidelity VIP II Investment Grade Bond Portfolio -- Initial Class                        5.66%                     5.93%
 (Portfolio Inception: 12/5/88)

Janus Aspen Aggressive Growth Portfolio -- Service Shares                               N/A                      32.51%
 (Portfolio Inception: 9/13/93)
Janus Aspen Growth Portfolio -- Service Shares                                          N/A                      22.51%
 (Portfolio Inception: 9/13/93)
Janus Aspen International Growth Portfolio -- Service Shares                            N/A                      26.36%
 (Portfolio Inception: 5/2/94)
Janus Aspen Worldwide Growth Portfolio -- Service Shares                                N/A                      27.87%
 (Portfolio Inception: 9/13/93)

Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio              4.35%                     5.95%
 (Portfolio Inception: 9/10/84)
Neuberger Berman Advisers Management Trust Partners Portfolio                           N/A                      15.81%
 (Portfolio Inception: 3/22/94)
Neuberger Berman Advisers Management Trust Socially Responsive Portfolio                N/A                       N/A
 (Portfolio Inception: 2/18/99)

OCC Equity Portfolio*                                                                  13.84%                    14.04%
 (Portfolio Inception: 8/1/88)
OCC Global Equity Portfolio                                                             N/A                      16.40%
 (Portfolio Inception: 3/1/95)
OCC Managed Portfolio*                                                                 14.96%                    16.05%
 (Portfolio Inception: 8/1/88)
OCC Small Cap Portfolio*                                                                9.54%                     9.91%
 (Portfolio Inception: 8/1/88)

Pilgrim VP Growth Opportunities Portfolio                                               N/A                       N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP Growth + Value Portfolio                                                     N/A                      27.24%
 (Portfolio Inception: 5/6/94)
Pilgrim VP High Yield Bond Portfolio                                                    N/A                       5.62%
 (Portfolio Inception: 5/6/94)
Pilgrim VP International Value Portfolio                                                N/A                      25.33%
 (Portfolio Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio                                                           N/A                       N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP MidCap Opportunities Portfolio                                               N/A                       N/A
 (Portfolio Inception: 5/1/00)
Pilgrim VP Research Enhanced Index Portfolio**                                          N/A                       6.19%
 (Portfolio Inception: 5/6/94)
Pilgrim VP SmallCap Opportunities Portfolio**                                           N/A                      29.12%
 (Portfolio Inception: 5/6/94)

Putnam VT Growth and Income Fund - Class IB Shares                                     12.36%                    13.55%
 (Portfolio Inception: 2/1/88)
Putnam VT New Opportunities Fund - Class IB Shares                                      N/A                      28.35%
 (Portfolio Inception: 5/2/94)
Putnam VT Voyager Fund - Class IB Shares                                               20.56%                    19.81%
 (Portfolio Inception: 2/1/88)


                                     SAI-14

-----------------
 * On September 16, 1994, an investment company then called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds, the Old Trust and the present OCC Accumulation Trust (the "Trust") at which time the Trust commenced operations. The total net assets for the Equity, Managed, and Small Cap Portfolios immediately after the transaction were $86,789,755, $682,601,380, and $139,812,573, respectively, with respect to the Old Trust and for the Equity, Managed, and Small Cap Portfolios, $3,764,598, $51,345,102, and $8,129,274, respectively with respect to the Trust. For the period prior to September 14, 1994, the performance figures for each of the Equity, Managed, and Small Cap Portfolios reflect the performance of the corresponding Portfolios of the Old Trust.

** The Pilgrim VP SmallCap Opportunities Portfolio (formerly the Northstar
   Galaxy Trust Emerging Growth Portfolio) operated under an investment objective of seeking income balanced with capital appreciation from inception through November 8, 1998, when the investment objective was modified to seeking long-term capital appreciation. The Pilgrim VP Research Enhanced Index Portfolio (formerly the Northstar Galaxy Trust Multi-Sector Bond Portfolio) operated under an investment objective of seeking current income while preserving capital through April 29, 1999, when the investment objective was modified to seeking long-term capital appreciation.

     The Investment Funds have provided the total return information for the Portfolios, including the Portfolio total return information used to calculate the total returns of the Sub-Accounts for periods prior to the inception of the Sub-Accounts. The AIM Variable Insurance Funds, The Alger American Fund, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Janus Aspen Series, Neuberger Berman Advisers Management Trust, OCC Accumulation Trust, and Putnam Variable Trust are not affiliated with ReliaStar Life.


     ReliaStar Life may disclose Cumulative Total Returns in conjunction with the standard formats described above. The Cumulative Total Returns will be calculated using the following formula:

     CTR = ERV/P - 1

     Where:

     CTR = the Cumulative Total Return net of Sub-Account recurring charges for the period.

     ERV = the ending redeemable value of the hypothetical investment at the end of the period.

     P =   a hypothetical single payment of $1,000.

     EFFECT OF THE ANNUAL CONTRACT CHARGE ON PERFORMANCE DATA. The Contract provides for a $30 Annual Contract Charge to be deducted annually at the end of each Contract Year, from the Sub-Accounts and the Fixed Account based on the proportion that the value of each such account bears to the total Contract Value. For purposes of reflecting the Annual Contract Charge in yield and total return quotations, the annual charge is converted into an annual charge per $1,000 invested based on the Annual Contract Charges collected from the average total assets of the Variable Account and Fixed Account during the calendar year ending December 31, 1999.

     COMPARATIVE ADVERTISING. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

     Lipper's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.


                                     SAI-15

                              FINANCIAL STATEMENTS


     This Statement of Additional Information incorporates by reference audited Financial Statements for the Variable Account as of December 31, 1999 and for each of the two years in the period then ended. Although the financial statements are audited, the period they cover is not necessarily indicative of the longer term performance of the assets held in the Variable Account.


     ReliaStar Life's statements of financial condition as of December 31, 1999 and 1998, and the related statements of operations, shareholder's equity and cash flows for the years ended December 31, 1999 and 1998 which are incorporated by reference in this Statement of Additional Information, should be considered only as bearing on ReliaStar Life's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.


                                     SAI-16

                        RELIASTAR SELECT VARIABLE ACCOUNT
                          INDEPENDENT AUDITORS' REPORT*
                      STATEMENT OF ASSETS AND LIABILITIES*
                          STATEMENTS OF OPERATIONS AND
                       CHANGES IN CONTRACT OWNERS' EQUITY*
                         NOTES TO FINANCIAL STATEMENTS*
                                DECEMBER 31, 1999


























-----------------

* Incorporated by reference to the financial statements filed as part of Amendment No. 11 to the Form N-4 Registration Statement of the ReliaStar Select Variable Account, File No. 33-69892, filed April 17, 2000.



                                     SAI-17

                        RELIASTAR LIFE INSURANCE COMPANY
            (A WHOLLY OWNED SUBSIDIARY OF RELIASTAR FINANCIAL CORP.)
                          INDEPENDENT AUDITORS' REPORT*
                          CONSOLIDATED BALANCE SHEETS*
                       CONSOLIDATED STATEMENTS OF INCOME*
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY*
                     CONSOLIDATED STATEMENTS OF CASH FLOWS*
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS*
                                DECEMBER 31, 1999
























-----------------

* Incorporated by reference to the financial statements contained in the Prospectus filed as part of Amendment No. 11 to the Form S-6 Registration Statement of Select-Life Variable Account, File No. 33-57244, filed March 31, 2000.



                                     SAI-18

PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements:

          Part A: None

          Part B:  RELIASTAR SELECT VARIABLE ACCOUNT.(1)
                     Independent Auditors' Report Combined Statement of Assets
                       and Liabilities, December 31, 1999
                     Combined Statements of Operations and Changes in Contract
                       Owners' Equity, Years Ended December 31, 1999 and 1998
                     Notes to Financial Statements

                   RELIASTAR LIFE INSURANCE COMPANY.(2)
                     Independent Auditors' Report Consolidated Balance Sheets
                       December 31, 1999 and 1998
                     Consolidated Statements of Income, Years Ended December 31,
                       1999 and 1998
                     Consolidated Statements of Shareholders' Equity, Years
                       Ended December 31, 1999 and 1998
                     Consolidated Statements of Cash Flows, Years Ended December
                       31, 1999 and 1998
                     Notes to Consolidated Financial Statements

     (b)  Exhibits:


     1. Resolution of the Board of Directors of ReliaStar Life Insurance Company ("Depositor") authorizing the establishment of NWNL Select Variable Account ("Registrant").(4)
          Resolution of the Board of Directors of Depositor changing the name of Registrant to ReliaStar Select Variable Account.(6)


     2.   Not Applicable.


     3. (a) Form of General Distributor Agreement between Depositor and Washington Square Securities, Inc. ("WSSI").(4)

          (b) Forms of agreements between Depositor and broker-dealers with respect to the sale of Contracts.(9)

          (c)  Form of Broker-Dealer Agency Compensation Schedule.(8)

     4.   (a)   Form of Contract.(4)

          (b)  Purchase Payment Credit Endorsement.

          (c)  Allocation of Purchase Payments Endorsement.

          (d)  Form of Roth IRA Rider.(8)

          (e)  Form of Death Benefit and Owner Amendment.(10)

     5.   (a)  Contract Application Form.(4)

          (b)  Form of Supplemental Application.

     6.   (a)  Amended Articles of Incorporation of Depositor.(5)

          (b)  Amended Bylaws of Depositor.(5)


     7.   Not Applicable.


     8. (a) Form of Participation Agreement by and among AIM Variable Insurance Funds, A I M Distributors, Inc., and ReliaStar Life Insurance Company.(2)

               Form of letter amending the Participation Agreement.

               Form of Notice of Assignment of the Participation Agreement and Consent.

          (b) Form of Participation Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc.(7)

               Amended Exhibit to Participation Agreement.(2)


          (c) Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation.


               Participation Agreement and Amendments No. 1-8 (Initial
               Class).(5)

               Form of Amendment No. 11 to Participation Agreement (Service Class).(3)

          (d) Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation.

               Participation Agreement and Amendments No. 1-7 (Initial
               Class).(5)

               Form of Amendment No. 10 to Participation Agreement (Service Class).(3)

          (e) Form of Participation Agreement by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Institutional Shares.)(7)

               Form of Participation Agreement between Janus Aspen Series and ReliaStar Life Insurance Company (Service Shares).(3)

          (f) Form of Participation Agreement by and between ReliaStar Life Insurance Company and Neuberger Berman Advisers Management, Inc., Advisers Managers Trust and Neuberger Berman Management Inc.(7) Amendment No. 1 dated February 1, 1999.(9)

          (g) Form of Participation Agreement by and between ReliaStar Life Insurance Company and OpCap Advisors.(7)

          (h) Form of Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. and Amendments No. 1-2. (Class IA Shares).(5)

               Form of Amendment No. 3 to Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. (Class IB Shares).(3)

          (i) Form of Service Agreement by and between ReliaStar Life Insurance Company and AIM Variable Insurance Funds.(2)

          (j) Form of Service Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc.(7)

          (k) Form of Service Agreement and Contract between ReliaStar Life Insurance Company, WSSI, and Fidelity Investments Institutional Operations Company and Fidelity Distributors Corporation dated January 1, 1997.(6)

          (l) Form of Service Agreement by and between ReliaStar Life Insurance Company and Janus Capital Corporation (Institutional Shares).(7)

               Form of Service Agreement by and between Janus Distributors, Inc. and ReliaStar Life Insurance Company (Service Shares).(3)

          (m) Form of Service Agreement by and between ReliaStar Life Insurance Company and Neuberger Berman Management Inc., Neuberger Berman Advisers Management, Inc., and Advisers Managers Trust.(7)

          (n) Form of Service Agreement by and between ReliaStar Life Insurance Company and OpCap Advisors.(7)


     9. Consent and Opinion of Stewart D. Gregg as to the legality of the securities being registered.

     10.  Independent Auditors' Consent of Deloitte & Touche LLP.

     11.  Not Applicable.

     12.  Not Applicable.

     13.  Schedules for Computation of Performance Quotations.(10)

     14.  Powers of Attorney.(11)


          Richard R. Crowl        Mark S. Jordahl        James R. Miller
          Michael J. Dubes        Kenneth U. Kuk         Robert C. Salipante
          Wayne R. Huneke         Susan W.A. Mead        John G. Turner
          Dewette Ingham          William R. Merriam


-----------------
(1) Incorporated by reference to the financial statements filed as part of Amendment No. 11 of the Form N-4 Registration Statement of ReliaStar Select Variable Account, File No. 33-69892, filed April 17, 2000.
(2) Incorporated by reference to the financial statements contained in the Prospectus filed as part of Amendment No. 11 of the Form S-6 Registration Statement of Select-Life Variable Account, File No. 33-57244, filed March 31, 2000.
(3) Incorporated by reference to Amendment No. 1 of the Form S-6 Registration Statement of Select-Life Variable Account, File No. 333-69431, filed April 14, 2000.
(4) Incorporated by reference to Post-effective Amendment No. 3 to the Registrant's Form N-4 Registration Statement File No. 33-69892, filed April 16, 1996.
(5) Incorporated by reference to the Form S-6 Registration Statement of Select-Life Variable Account, File No. 333-18517, filed December 23, 1996.
(6) Incorporated by reference to Post-Effective Amendment No. 4 to the Registrant's Form N-4 Registration Statement File No. 33-69892, filed April 14, 1997.
(7) Incorporated by reference to Post-effective Amendment No. 21 to Select-Life Variable Account, File No. 2-95392, filed August 4, 1997.

(8) Incorporated by reference to Post-Effective Amendment No. 8 to the Registrant's Form N-4 Registration Statement File No. 33-69892, filed April 27, 1998.
(9) Incorporated by reference to Pre-effective Amendment No. 1 of the Form S-6 Registration Statement of Select-Life Variable Account, File No. 333-69431, filed April 5, 1999.
(10) Incorporated by reference to Post-effective Amendment No. 10 to the Registrant's Form N-4 Registration Statement , File No. 33-69892, filed April 16, 1999.
(11) Incorporated by reference to Registrant's initial Registration Statement filed on Form N-4, filed February 17, 2000.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME                            POSITIONS AND OFFICES WITH DEPOSITOR
----                            ------------------------------------
John G. Turner        Director, Chairman, and Chief Executive Officer
Robert C. Salipante   Director, President, and Chief Operating Officer
Susan M. Bergen       Secretary
Richard R. Crowl      Director, Senior Vice President, and General Counsel
Michael J. Dubes      Director and Senior Vice President
James R. Gelder       Senior Vice President
Paul H. Gulstrand     Senior Vice President
Wayne R. Huneke       Director and Senior Executive Vice President
Dewette Ingham        Director
Mark S. Jordahl       Director, Senior Vice President and Chief Investment
                       Officer
Kenneth U. Kuk        Director and Executive Vice President
Susan W.A. Mead       Director and Vice President -- Strategic Marketing and
                       Planning
William R. Merriam    Director and Executive Vice President
James R. Miller       Director, Senior Vice President, Chief Financial Officer
                       and Treasurer
Blake W. Mohr         Senior Vice President Retirement Plan Division
Roger A. Weber        Senior Vice President
Theresa A. Wurst      Senior Vice President


The principal business address of each of the foregoing executive officers, except Michael J. Dubes and James R. Gelder, is 20 Washington Avenue South, Minneapolis, Minnesota 55401. The principal business address of Michael J. Dubes is 1501 Fourth Avenue, Seattle, Washington 98111, and the principal business address of James R. Gelder is 20 Security Drive, Avon, Connecticut 06001.



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     Registrant is a separate account of Depositor, established by the Board of Directors of Depositor in 1981 pursuant to the laws of the State of Minnesota. Depositor is a direct, wholly-owned subsidiary of ReliaStar Financial Corp., a Delaware Corporation.

     A list identifying the subsidiaries of ReliaStar Financial Corp. and their relationship to one another follows.


                                                                       OWNER AND
COMPANY                                                               PERCENTAGE
-------                                                               ----------
ReliaStar Life Insurance Company ("RLIC")                              RLR-100%
 Northern Life Insurance Company ("NLIC")                             RLIC-100%
   Norlic, Inc.                                                       NLIC-100%
 Security-Connecticut Life Insurance Company ("SCL")                  RUSL-100%
   ReliaStar Life Insurance Company of New York ("RLNY")               SCL-100%
 NWNL Benefits Corporation ("NBC")                                    RLIC-100%
 ReliaStar Reinsurance Group (UK), Ltd.                               RLIC-100%
ReliaStar Investment Research, Inc.                                    RLR-100%
Washington Square Securities, Inc.                                     RLR-100%
 Washington Square Insurance Agency, Inc. (Puerto Rico)               WSSI-100%
Pilgrim Holdings Corporation ("PHC")              Common               RLR-100%
                                                  Preferred            RLR-100%
 Pilgrim Advisors, Inc.                                                PHC-100%
 Pilgrim Group, Inc. (PGI)                                             PHC-100%
   Pilgrim Securities, Inc. (PSI)                                      PGI-100%
    Pilgrim Funding, Inc.                                              PSI-100%
   Pilgrim Investments, Inc.                                           PGI-100%
 Express American T.C. Corp.                                           PHC-100%
 EAMC Liquidation Corp.                                                PHC-100%
IB Holdings, Inc. ("IB")                                               RLR-100%
 Northeastern Corporation                                               IB-100%
 The New Providence Insurance Company, Limited                          IB-100%
Successful Money Management Seminars, Inc. ("SMMS")                    RLR-100%
PrimeVest Financial Services, Inc. ("PVF")                             RLR-100%
 PrimeVest Insurance Agency of Alabama, Inc.                           PVF-100%
 PrimeVest Insurance Agency of New Mexico, Inc.                        PVF-100%
 PrimeVest Insurance Agency of Ohio, Inc.         Class A   Robert Chapman-100%
                                                  Class B              PVF-100%
 Branson Insurance Agency, Inc.                                        PVF-100%
 Granite Investment Services, Inc.                                     PVF-100%
 Split Rock Financial, Inc.                                            PVF-100%
 Bancwest Investment Services, Inc.                                    PVF-100%
Arrowhead, Ltd.                                                        RLR-100%
ReliaStar Payroll Agent, Inc.                                          RLR-100%
ReliaStar Bancshares, Inc. ("RBS")                                     RLR-100%
 ReliaStar Bank ("RB")                                                 RBS-100%
   ReliaStar Investment Services, Inc.                                  RB-100%
ReliaStar Managing Underwriters, Inc.                                  RLR-100%
Financial Northeastern Corp. ("FNC")                                   RLR-100%
Financial Northeastern Securities, Inc.                                RLR-100%
FNC Insurance Services, Inc.                                           RLR-100%
ReliaStar National Trust Company                                       RLR-100%


     The financial statements of the Depositor and each subsidiary of Depositor are consolidated with those of ReliaStar Financial. The financial statements of the mutual funds controlled by ReliaStar Financial are separately filed with the Securities and Exchange Commission.


ITEM 27. NUMBER OF CONTRACT OWNERS


     As of May 1, 2000, there were 0 owners of Contracts, including 0 owners of qualified Contracts.


ITEM 28. INDEMNIFICATION

     Reference is hereby made to Section 5.01 of Depositor's Bylaws, filed as an Exhibit to this Registration Statement. The Bylaws of Depositor mandate indemnification by Depositor of its directors, officers and certain others, including directors, officers, employees and agents of Management, under certain conditions. Section 4.01 of the Bylaws mandates indemnification by Management of its directors and officers under certain conditions. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Depositor or Management, pursuant to the foregoing provisions or otherwise, Depositor and Management have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Depositor of expenses incurred or paid by a director or officer or controlling person of Depositor or Management in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Depositor or Management in connection with the securities being registered, Depositor or Management, as the case may be, will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     An insurance company blanket bond is maintained providing $25,000,000 coverage for Depositor and Management, subject to a $500,000 deductible.


ITEM 29. PRINCIPAL UNDERWRITERS

     (a) WSSI is the principal underwriter of the Contracts. WSSI also acts as the principal underwriter of other variable annuity contracts issued by Depositor through the ReliaStar Select Variable Account; flexible premium variable life insurance contracts issued by Depositor through Select-Life Variable Account, a separate account of Depositor registered as a unit investment trust under the Investment Company Act of 1940; variable annuity contracts issued by Northern Life Insurance Company ("Northern"), a subsidiary of Depositor, through Separate Account One, a separate account of Northern registered as a unit investment trust under the Investment Company Act of 1940; and flexible premium variable life and variable annuity contracts issued by ReliaStar Life Insurance Company of New York ("RLNY"), an indirect subsidiary of Depositor, through ReliaStar Life Insurance Company of New York Variable Life Separate Account I and ReliaStar Life Insurance Company of New York Variable Annuity Separate Account II, separate accounts of RLNY registered as unit investment trusts under the Investment Company Act of 1940.

     (b) The directors and officers of WSSI are as follows:


NAME                                POSITIONS AND OFFICES WITH WSSI
----                                -------------------------------
Wayne R. Huneke           Director
Robert C. Salipante       Director
Jeffrey A. Montgomery     Director, President, and Chief Operating Officer
Susan M. Bergen           Secretary
Kenneth S. Cameranesi     Executive Vice President and Chief Operations Officer
Gene Grayson              Vice President -- National Sales and Marketing
Keith Loveland            Vice President and Chief Compliance Officer
David A. Sheridan         Vice President
Margaret B. Wall          Vice President
Daniel S. Kuntz           Assistant Vice President and Treasurer
Loralee A. Renelt         Assistant Secretary
Allen L. Kidd             Assistant Secretary


     The principal business address of each of the foregoing executive officers is 20 Washington Avenue South, Minneapolis, Minnesota 55401, except for the following individuals whose principal business addresses are listed after their respective names: David A. Sheridan, 20 Security Drive, Avon, Connecticut 06001; Allen L. Kidd, 222 North Arch Road, Richmond, Virginia 23236.

     (c) For the year ended December 31, 1999, WSSI received $0 in fees in connection with distribution of Contracts. WSSI received $1,457,606 in connection with sales of other contracts issued by the Variable Account.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     The accounts and records of Registrant are located at the offices of Depositor at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

ITEM 31. MANAGEMENT SERVICES

     Not applicable.

ITEM 32. UNDERTAKINGS

     Registrant will file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in this Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted.

     Registrant will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     The Depositor and the Registrant rely on a no-action letter issued by the Division of Investment Management to the American Council of Life Insurance on November 28, 1988 and represent that the conditions enumerated therein have been or will be compiled with.


     The Depositor represents that the fees and charges deducted under the Contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, Registrant has caused this Pre-effective Amendment No. 1 to Registration Statement to be signed on its behalf, in the City of Minneapolis and State of Minnesota, on this 19th day of May, 2000.


                                       RELIASTAR SELECT VARIABLE ACCOUNT
                                                 (Registrant)

                                       By RELIASTAR LIFE INSURANCE COMPANY
                                                 (Depositor)


                                       By           /S/ JOHN G. TURNER
                                          --------------------------------------
                                                      John G. Turner
                                           Chairman and Chief Executive Officer


As required by the Securities Act of 1933 and the Investment Company Act of 1940, Depositor has caused this Pre-effective Amendment No. 1 to Registration Statement to be signed on its behalf, in the City of Minneapolis and State of Minnesota, on this 19th day of May, 2000.


                                       RELIASTAR LIFE INSURANCE COMPANY
                                                 (Depositor)


                                       By           /S/ JOHN G. TURNER
                                          --------------------------------------
                                                      John G. Turner
                                           Chairman and Chief Executive Officer


As required by the Securities Act of 1933, this Pre-effective Amendment No. 1 to Registration Statement has been signed on this 19th day of May, 2000 by the following directors and officers of Depositor in the capacities indicated:


        /S/ JOHN G. TURNER             Chairman and Chief Executive Officer
-----------------------------------
          John G. Turner

        /S/ JAMES R. MILLER            Senior Vice President, Chief Financial
-----------------------------------     Officer and Treasurer
          James R. Miller

     *Richard R. Crowl        *Mark S. Jordahl           *James R. Miller
     *Michael J. Dubes        *Kenneth U. Kuk            *Robert C. Salipante
     *Wayne R. Huneke         *Susan W. A. Mead          *John G. Turner
     *Dewette Ingham          *William R. Merriam

-----------------
*A majority of the Board of Directors

Stewart D. Gregg, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors of ReliaStar Life Insurance Company pursuant to powers of attorney duly executed by such persons.


                              /S/ STEWART D. GREGG
                     ---------------------------------------
                       Stewart D. Gregg, Attorney-In-Fact

                                  EXHIBIT INDEX




     EX-99.4b  Purchase Payment Credit Endorsement.

     EX-99.4c  Allocation of Purchase Payment Endorsement.

     EX-99.5b  Form of Supplemental Application.

     EX-99.8a  Form of letter amending the Participation Agreement.

               Form of Notice of Assignment of the Participation Agreement and Consent.

     EX-99.9 Consent and Opinion of Stewart D. Gregg as to the legality of the securities being registered.

     EX-99.10  Independent Auditors' Consent.